                                                                    June 8, 2000

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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20429

                                  FORM 10/A-2

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                Telemonde, Inc.
--------------------------------------------------------------------------------
             (Exact name of Registrant as Specified in its Charter)



             Delaware                                           62-1795931
--------------------------------------               ---------------------------
   (State or Other Jurisdiction of                           (I.R.S. Employer
    Incorporation or Organization)                          Identification No.)

           230 Park Avenue
          New York, New York                                       10169
---------------------------------------              ---------------------------
(Address of Principal Executive Offices)                        (Zip Code)


                                (646) 435-5645
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             (Registrant's Telephone Number, Including Area Code)


Securities to be registered pursuant to Section 12(b) of the Act:


        Title of Each Class                 Name Of Each Exchange On Which
        To Be So Registered                 Each Class Is To Be Registered
        -------------------                 ------------------------------

               NONE                                       NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $.001 Par Value Per Share
--------------------------------------------------------------------------------
                                (Title of Class)


================================================================================

                               TABLE OF CONTENTS

ITEM 1.   BUSINESS.......................................................   1

ITEM 2.   FINANCIAL INFORMATION..........................................  31

ITEM 3.   PROPERTIES.....................................................  56

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.....................................................  57

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS...............................  62

ITEM 6.   EXECUTIVE COMPENSATION.........................................  68

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.................  70

ITEM 8.   LEGAL PROCEEDINGS..............................................  76

ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
          EQUITY AND RELATED STOCKHOLDER MATTERS.........................  76

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES........................  78

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED........  81

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS......................  84

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA....................  86

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
          AND FINANCIAL DISCLOSURE.......................................  87

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS..............................  88

SIGNATURES...............................................................  93

ITEM 1.   BUSINESS

You should read this description of our business together with our management's discussion and analysis of financial condition and results of operations and the financial statements and related notes appearing elsewhere in this registration statement.

Overview

We are an international communications company that is creating a global network which will connect developed countries and regional centers in emerging markets. We offer voice, data and Internet services which use our network and content capabilities. We also manage the bandwidth that we provide to our customers. One of the aims of our services is to enable emerging markets to have access to the telecommunications facilities of the developed world. These services will enable people in developing countries to participate in the international communications community. Our target customers include leading global telecommunications carriers, public telephone operators in developing countries, Internet service providers and multimedia service providers. We seek to capitalize on the increasing demand for high quality international communications services which is being driven by the globalization of the world's economies, the worldwide trend toward telecommunications deregulation, and growth of voice, video, data and Internet traffic.

General Development of Business

We were formed on March 10, 1998 as Telemonde Investments Limited, a British Virgin Islands company. We began to purchase and sell trans-atlantic bandwidth through various wholly-owned subsidiaries in April 1998.

Telemonde, Inc. (formerly Pac-Rim Consulting, Inc.) acquired Telemonde Investments Limited on May 14, 1999. Pac-Rim Consulting, Inc. was a dormant shell company with no operating history but was listed on the NASD Over-the-Counter Bulletin Board. Following the acquisition, Pac-Rim Consulting, Inc. changed its name to Telemonde, Inc. On November 9, 1999 Telemonde, Inc. became a Delaware corporation by merging into a newly formed Delaware subsidiary.

In August 1999, we acquired TGA (UK) Limited, which provided telecommunications switch services.

We also established telemonde.net SA, in August 1999. telemonde.net will develop and sell telecommunications and Internet services to Internet service providers and multimedia service providers in Western Europe.

On November 8, 1999 we acquired EquiTel Communications Limited, a United Kingdom company. EquiTel provides telecommunications route management services and intelligent network services, which include a complete telephony card service, voice mail, fax mail, prepaid mobile calls, premium rate services, short message services, intelligent routing and single number services, mainly to emerging markets. The maximum aggregate value of the consideration for the purchase of EquiTel is $69 million, which is mostly dependent upon its future earnings and which is to be satisfied by the issue of restricted shares of common stock in Telemonde, Inc.

     In December 1998, Desert Telecommunications Services, LLC, an Oman company, was formed through a joint venture between EquiTel and an individual. Desert Telecommunications Services, in which EquiTel holds a 49% interest, provides intelligent network services in Oman.

     The following chart shows our current organization:

                                        ===================================================
                                                          TELEMONDE, INC.
                                                      a Delaware corporation
                                        ===================================================

------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
 telemonde.net, S.A.        Telemonde            TGA (UK) Limited,     Telecities Limited,      EquiTel          Telemonde Networks,
    organized in        Investments Limited,         a United           a United Kingdom      Communications      Limited, a United
     Switzerland          a British Virgin           Kingdom                company         Limited, a United      Kingdom company
                          Islands company            company                                Kingdom company
------------------------------------------------------------------------------------------------------------------------------------


                                                                           ---------------------------------------------
                                                                                       EquiTel Card Services
                                                                                             Limited,
          ---------------------------------------------
               Telemonde International Bandwidth,                                      a United Kingdom company
            Limited, a British Virgin Islands company
                                                                           ---------------------------------------------
          ---------------------------------------------
                                                                                          Teleroute Limited,
                                                                                      a United Kingdom company
             Telemonde Bandwidth (Bermuda) Limited, a
                       Bermuda company
          ---------------------------------------------
                                                                           ---------------------------------------------
                                                                                          Telesource Limited,
                                                                                        a United Kingdom company
               Telemonde International Bandwidth
                     (Bermuda) Limited,                                    ---------------------------------------------
                     a Bermuda company
          ---------------------------------------------
                                                                                Desert Telecommunications Services, LLC
                                                                                       (49%), organized in Oman

                                                                           ---------------------------------------------

          * All Companies are 100% owned unless otherwise indicated

          The principal operating subsidiaries of the Telemonde Group are:

          .    telemonde.net SA           Established to sell Internet-related
                                          services to European Internet Service
                                          Providers

          .    Telemonde Investments      Holding company for three bandwidth
               Limited                    subsidiaries


          .    Telemonde International    Sells bandwidth capacity supplied by
               Bandwidth Limited          Gemini

          .    Telemonde Bandwidth        Sells bandwidth capacity supplied by
               (Bermuda) Limited          Global Crossing

          .    Telemonde International    Sells bandwidth capacity supplied by
               Bandwidth (Bermuda)        MCI WorldCom
               Limited

          .    EquiTel Communications     Sells network and telecommunications
               Limited                    services

          .    Desert                     Joint venture company, providing
               Telecommunication          network services in Oman
               Services LLC

          .    Telemonde Networks         Provides technical, network, marketing
               Limited                    and administrative services to other
                                          Group companies and to third party
                                          customers.

Telecities Limited, EquiTel Card Services Limited, Teleroute Limited and Telesource Limited are dormant companies, which have no operating history. TGA(UK) Limited is now a dormant company because its assets and business have been transferred to other companies in the Telemonde group.

Business Description

Introduction

Our business consisted solely of sales of bandwidth and related services until the acquisition of EquiTel on November 8, 1999. EquiTel is a significant subsidiary, and its revenue will represent a separate industry segment. The EquiTel business is described separately from the description of the Telemonde business.

It is our intention to fully integrate EquiTel's operations with those of Telemonde. We therefore describe our plan of operation and strategy as for the combined business, towards the end of this section.

Telemonde's markets

Bandwidth Capacity.

Bandwidth is the ability to transmit information, packaged as a stream of bits, from one destination to another without losing or distorting the content of the bits. Typically bandwidth is transmitted down systems of fiber optic lines across oceans and land masses. Fiber optic systems use laser-generated light to transmit bandwidth through fine strands of glass and are generally characterized by large circuit capacity, good sound quality and resistance to external signal interference. Recent advances in bandwidth technology called wave division multiplexing allow us to activate the fiber and increase the transmission speed and capacity of the fiber optic lines. Wave division multiplexing and its next generation variation, dense wave division multiplexing take information bits

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

and transmit them across increasing numbers of wavelengths or light streams, multiplying the capacity of the fiber optic line by more than one hundred times.

We believe that the demand for bandwidth will continue to grow, primarily because of the growth of the Internet and the increase in the size and number of private networks. We expect that bandwidth demand will more than double in the next two years, from approximately 1,000 Gbps in 1999 to 2,500 Gbps in 2001.

International long distance carriers are often categorized according to ownership and use of bandwidth capacity. No carrier exclusively utilizes its own facilities for transmission of all of its long distance traffic. Carriers vary from being primarily facilities-based, meaning that they own and operate their own land-based and/or undersea cable, satellite-based facilities and switches, to those that are purely resellers of another carrier's transmission facilities. We fall into the category of carriers that purchase transmission facilities from other carriers and break down and sell or lease the capacity.

Under a typical operating agreement, each carrier owns or leases its portion of the transmission facilities between two countries. A carrier gains ownership rights in digital undersea fiber optic systems by: (1) purchasing direct ownership in a particular system (usually prior to the time the system is placed into service); (2) acquiring an Indefeasible Right of Use, or IRU (which is the right to use capacity for the time and bandwidth to which the right applies; e.g., a long term lease of a specific amount of capacity), in a previously installed system; or (3) by leasing or otherwise obtaining capacity from another long distance provider that has either direct ownership or IRUs in a cable. We acquire IRUs from previously installed systems and then lease or sell the IRU to our customers.

The cost of an IRU to Telemonde from its bandwidth suppliers depends on the market price for bandwidth capacity at the time of purchasing or committing to purchase the IRU. Our aggregate cost for bandwidth to date totals $113,412,000, which amount includes bandwidth inventory not yet drawn down from suppliers. The other costs of delivering and installing the IRU for Telemonde's customer consist of the purchase cost of connectivity from the cable landing station or from a carrier hotel facility to the customer's premises and of the cost of installation and testing at the customer's premises. The customer's capacity is maintained under an annual maintenance contract, for which the customer pays an annual or quarterly maintenance fee. This fee is based on the annual maintenance charge which Telemonde pays its suppliers for the maintenance of the cable capacity of the IRU.

Internet and Data Services.

Internet connectivity and enhanced Internet and data services represent two of the fastest growing segments of the telecommunications services market. The popularity of the Internet with consumers has driven the rapid proliferation of the Internet as a commercial medium. Businesses are increasingly:

     . establishing websites and corporate intranets and extranets to expand their customer reach and improve their communications efficiency;
     . recognizing that the Internet can significantly enhance communications among geographically distributed offices and employees as well as with customers and suppliers; and
     . utilizing the Internet for mission critical applications such as sales, customer service and project coordination.

In addition, technology trends over the past decade have removed the distinction between voice and data segments. Today, voice conversations are routinely converted into digital signals and sent together with other data over high-speed lines. In order to satisfy the high demand for low-cost communication, software and hardware developers have developed technologies capable of allowing the Internet to be utilized for voice communications. Several companies now offer Internet telephony services which provide real-time voice conversations over the Internet.

We believe that there is significant market opportunity for an integrated approach to the supply of destination-to-destination bandwidth capacity, telehousing facilities, network management and content in order for our customers to focus upon their core activities.

Telemonde's products and services

We are designing a network to enable us to offer customized products and services to a wide range of customers with sophisticated voice and data transmission requirements. We can provide capacity in varying amounts over all or part of our network utilizing a variety of transmission technologies. We believe that this range and flexibility will enable us to effectively market our products to public telephone operators, alternative operators, Internet service providers, resellers and other carriers comprising our target market.

Telecommunications operators and carriers seeking to acquire cross-border bandwidth capacity have, until recently, acquired that capacity by leasing international private leased circuits from public telephone operators. International private leased circuits have traditionally been formed by combining half-circuits from two public telephone operators between customer locations. Our existing destination-to-destination products and planned international network are designed as an alternative to these arrangements.

We offer the following options and services:

Flexible Capacity Options. We offer customers flexible managed bandwidth capacity options that include multiples in varying amounts ranging from 45 Mbps (DS-3) to multiples of 155 Mbps (STM-1). We also offer the same customer different bandwidth capacity over different geographic segments of our network.

Backhaul Capacity and Local Connectivity. Backhaul is capacity on terrestrial fiber optic cables from cable system landing stations to metropolitan areas. Since we offer customers end-to-end management of the circuit and termination at local sites, we must provide backhaul capacity and local connectivity. Although certain of our trans-atlantic contracts provide associated backhaul capacity, we are always in active negotiations to ensure that we have sufficient backhaul and local connectivity to meet the needs of our customers. However, there can be high and unexpected costs in providing local connections due to initial installation costs, annual local tail rentals, lack of availability of fiber between connection points, difficulty in obtaining permission to install fiber and a small number of alternative suppliers.

Flexible Transmission Technologies. Our network can support a variety of transmission technologies, including synchronous digital hierarchy, asynchronous transfer mode and Internet protocol transmission technologies.

Flexible Customer Agreements. Our customers can obtain capacity on our network either under lease or Indefeasible Right of Use terms. Our lease agreements are typically 12 to 36 months depending on the customers requirements. We offer our customers the ability to upgrade and expand these agreements as their needs evolve and grow.

Support Services. In connection with our bandwidth products, we offer services that provide us with an opportunity to develop customer loyalty and to anticipate a customer's need. As part of our standard service package, we provide 24-hour customer service and network management, and service level agreements. In addition, we intend to develop a secure Internet website which will allow customers to remotely monitor the performance of their network configuration on our network. For an additional fee, we will also install, configure, monitor and manage customer equipment beyond our network, thereby providing a single point of contact for our customers.

Tailored infrastructure and connectivity solutions. We provide customized capacity and Internet connectivity to Internet service providers and multimedia service providers. This service uses our network capabilities, combined with agreements with leading Internet connectivity providers. As part of this service, we offer comprehensive service level agreements, as well as flexible payment terms to ensure that the Internet service provider or multimedia service provider has the best overall solution for its business.

EquiTel's markets

International Long Distance.

The international long distance telecommunications services industry consists of transmissions of voice and data that originate in one country and terminate in another.

The industry is undergoing a period of fundamental change that has resulted, and is expected to continue to result, in significant growth in the usage of international telecommunications services. According to Telegeography 1999, a leading telecommunications industry source, in 1997 the international long distance industry accounted for $66 billion in revenues and 82 billion minutes of use. This is an increase from $27 billion in revenues and 22 billion minutes of use in 1988. Furthermore, the industry is projected to reach approximately $80 billion in revenues and 159 billion minutes of use by the year 2001.

We believe that a number of trends in the international telecommunications market will continue to drive growth in international traffic, including:

     . globalization of the world's economies and the worldwide trend toward deregulation and privatization of telecommunications markets;
     .    the growth of data and Internet traffic;
     . declining prices and a wider choice of products and services driven by greater competition resulting from privatization and deregulation;
     . increased telephone accessibility resulting from technological advances and greater investment in telecommunications infrastructure, including deployment of wireless networks; and
     .    increased international business and leisure travel.

The different rates at which these trends have developed in regions of the world have presented innovative telecommunications service providers with unique opportunities in emerging markets.

International Switched Long Distance Services.

International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. An international long distance call typically originates on a local exchange carrier's network and is transported to the caller's domestic long distance carrier. The domestic long distance provider picks up the call and carries the call to its own or another carrier's international gateway switch, where an international long distance provider picks it up and sends it directly or through one or more other long distance providers to a corresponding gateway switch in the destination country. Once the traffic reaches the destination country, it is routed to the party being called through that country's domestic telephone network.

Emerging Markets

In many emerging markets, access to bandwidth to transport voice and data traffic remains highly constrained and continues to represent a considerable barrier to entry into these markets. Furthermore, the public telephone operators in these markets have been slow to introduce new intelligent network services such as voicemail, conference calling and prepaid and postpaid calling cards.

We believe that emerging markets are attractive because their telecommunications rates are high and remain very profitable. While settlement costs are globally decreasing, we believe that developing countries' local authorities will be slow to liberalize their markets in order to protect the public telephone operators and to continue to receive high margin revenues and much needed international currencies. We believe that working in partnership with the public telephone operators in emerging markets will allow us to provide end-to-end, facilities-based services to and from these markets.

In addition, as the world's economies continue to globalize, emerging markets are increasingly focusing on the need to provide local businesses and end-users with Internet connectivity as well as local Internet content. Through our planned provision of point-to-point bandwidth and voice services in emerging markets, we believe that we will be uniquely positioned to expand our service offering to include enhanced Internet and data services.

EquiTel's products and services

We offer a broad array of communications services through our network and interconnections with the networks of other carriers. Our decision to offer certain services in a market is based on competitive factors and regulatory restraints within the market. Below is a summary of services we offer:

International Route Management. Our international route management services involve the development of operating agreements with the public telephone operators of our chosen markets for delivery of international traffic in both directions. Our route management activities effectively utilize unsold and available bandwidth and provides us with access to competitive traffic termination in those markets.

In addition to basic switch voice services, we provide enhanced route management services such as:

     .    Development of routes for licensed international operators;
     .    Development of inbound settlement payment processes;
     . Counter-balancing the impact of re-origination (the transfer of international telephone traffic via a third party carrier); and
     . Connection services that allow access between traditional operators and new licensees in liberalized markets.

We currently have arrangements for route management into the Russian Federation, the Middle East and South East Asia.

Intelligent Network Services. Our intelligent network services include complete telephony card services with all the necessary surrounding services such as marketing and distribution, tariff models and traffic management. The card platform can also be used to provide enhanced services such as voice mail, fax mail, prepaid mobile calls, premium rate services, short message services, intelligent routing and single number services.

Intelligent network services are well developed in the liberalized markets but have rarely been deployed in most emerging markets. Such services are attractive to the public telephone operators in emerging markets because they offer significant opportunities to increase their revenues and enhance their profitability.

We often create a joint venture with strategic local partners in an emerging market. The joint venture then works with the public telephone operator to deliver our intelligent network services into a particular market. For example, as part of our joint venture in Oman, Desert Telecommunications Services LLC (DeserTel), we are providing in partnership with OmanTel, the Omani public telephone operator, pre-paid calling cards in Oman. The cards are currently being marketed and distributed in the Muscat region and are useable on any telephone in Oman. We are establishing joint ventures with local partners in South Africa, Malaysia and Bangladesh.

Advisory Services. We also provide advisory services to telecommunications operators. We target our advisory services to public telephone operators in emerging markets and provide them with the senior management expertise and experience we have gained in developed markets. The scope of our advisory services is flexible. However, we anticipate particular interest from customers for:

     .    Board level support in strategic and general business planning;
     .    Support for the development of international business; and
     . Development of business plans and strategies in support of privatization and fund raising.

Our network

Bandwidth. We have acquired capacity on an IRU basis on the Gemini system and on Atlantic Crossing ("AC-1"). We take delivery of the AC-1 capacity in cable stations at Brookhaven, New York, United States and at Whitesands, United Kingdom. We take delivery of the Gemini capacity in cable stations at Manasquan, New Jersey, United States and at Porthcurno, United Kingdom. We carry the traffic inland on a backhaul network to Telehouse in London and 60 Hudson Street and 111 8th Avenue in New York.

Specifically, we have an agreement with Gemini Submarine Cable System Limited dated April 3, 1998, which provides for the acquisition of two (2) STM-1's on the Gemini system, one purchased and the other leased on a monthly basis. We also have two agreements with MCI WorldCom for the purchase of an additional four (4) STM-1's on the Gemini system, dated December 31, 1998 and March 31, 1999, respectively. The term of our agreements with both Gemini and MCI WorldCom is for the life of the submarine cables, which is anticipated to be 25 years from the date of the agreements. Finally, we have an agreement with Atlantic Crossing dated June 10, 1998, which provides for the purchase of an aggregate of sixteen (16) STM-1's on the AC-1 cable for a term of 25 years from the date of the agreement. All of our capacity purchase agreements require additional annual payments of maintenance charges and provide us with IRUs in the STM-1s until expiration of the term of or a default under the agreements.

We are currently negotiating an agreement which would allow us to draw down capacity on: (1) fiber optic systems in Western Europe, including the United Kingdom, France,

Belgium, the Netherlands, Germany, Spain, Italy and Luxemburg; (2) a continental United States system; (3) a trans-Pacific system which should be available during the first quarter of 2000; and (4) mid-Atlantic and South American capacity which should be available in late 2000. The enlarged network will consist of high-capacity fiber optic cable capable of supporting high quality voice, video, Internet protocol and data traffic.

Each of our systems will be subject to the risks inherent in a large-scale, complex fiber optic telecommunications system. The operation, administration, maintenance and repair of these systems require the co-ordination and integration of sophisticated and highly specialized hardware and software technologies and equipment located throughout the world. There can be no assurance that our systems will function as expected or in a cost-effective manner.

The submarine fiber optic cables are subject to additional risks. Outages can occur at sea from anchor drag and fouling by fishing vessel gear over which we have little or no control and for which repair times can be long. However, our planned network will provide for transferability on both the Gemini and Global Crossing cables. When our network is installed, any breaks in the cable loop will not interfere with our system's ability to transmit traffic successfully and give our engineers time to work with the cable owner to resolve the problem.

Intelligent Network Platforms. In order to provide our route management services, we acquired TGA(UK) Limited in August 1999, which had a central switch located in London that interfaces with multiple carriers. In addition, we have developed strategic relationships with a small number of suppliers for both satellite links and international private circuits. Our infrastructure, which we intend to upgrade, provides flexibility and the necessary robustness to enable us to operate in challenging regions of the world. The enhanced operational platform increases our ability to handle international traffic trading and improve our cost base.

Our intelligent networking infrastructure includes a multi-purpose, modular technology platform with strong signaling capabilities to provide transit switching facilities and high density voice compression. In addition, we contract for a number of international private circuits with a small number of suppliers and we work closely with public telephone operators in the markets we enter.

Network Operation Center and Services. We currently contract our network operating services to an experienced third party supplier which provides us with a 24 hours a day, 7 days a week network operating service and which remotely monitors and configures our network. We are able to monitor our network end-to-end, from customer premise to customer premise. In the first half of 2000, we intend to shift primary network operations to our London headquarters, retaining our incumbent third party supplier operating center as a back up and for purposes of disaster recovery. Our network operations center at our headquarters will be the primary point of contact for our customers, allowing them to speak directly with our trained staff.

Carrier Hotel Facility. We have signed a lease agreement with Global Switch Limited, a "carrier hotel" company specializing in telecommunications and internet co-location and service management. Global Switch is a recognized leader in the co-location business, providing high-quality, 24 hours a day, seven days a week staffed, carrier-neutral facilities designed to house telecommunications, Internet, data processing, data storage, and related equipment. Pursuant to the agreement, we have leased, subject to certain conditions, 11,775 square feet in a London carrier hotel. Once we occupy this space we will maintain a switch, which will be used to route voice, data and Internet traffic across our network. We also have agreed to lease space in carrier hotels in Amsterdam and Paris.

Future Network Enhancements. We intend to further enhance our network by creating metropolitan area networks in both New York and London. This will require the purchase of additional fiber capacity and related connectivity to existing points-of-access. We will then be able to provide access to multiple customers along the route of this enhanced capacity. Customers will be able to acquire or lease bandwidth on an "as and when required" basis. This will create the following advantages:

     . a simplification in the number of systems and cost savings associated with reduced future hardware equipment;

     . it will allow us to interconnect multiple customers, thus enabling us to offer connectivity instantly between any party; and

     . it will allow bandwidth to be activated and de-activated instantaneously and on a pre-set timed basis, if required. As a result we will be able to exploit new market opportunities such as offering short term leases for connectivity for a few days or hours for special events. When these periods end, the cross-connect arrangements will allow us to terminate the bandwidth and enable it to be automatically reallocated to another customer. In addition, we will program our cross-connects to activate new bandwidth at set times and dates to ensure that bandwidth intensive customers such as Internet service providers have large amounts of continuous bandwidth of varying capacities, allowing them to keep up with their fluctuating demands.

History of Operations

From its inception on March 10, 1998 to September 1999, we had revenues, losses and total assets as shown in the table below. During this period, our business comprised only one industry segment, which was the sale of trans-atlantic bandwidth.

-----------------------------------------------------------------------------------------------------------------------
                                           Period from March 10, 1998 to        Nine Months enter September
                                                December 31, 1998                        30, 1999
-----------------------------------------------------------------------------------------------------------------------
                                                                 (Dollars in thousands)
-----------------------------------------------------------------------------------------------------------------------
Operating Revenues                                              29,331                             5,857
-----------------------------------------------------------------------------------------------------------------------
Net Loss                                                       (11,732)                          (37,861)
-----------------------------------------------------------------------------------------------------------------------
Total Assets at end of period                                   89,688                            75,936
-----------------------------------------------------------------------------------------------------------------------

The above summary information has been derived from our audited financial statements for the period to December 31, 1998, which were prepared in accordance with US GAAP, and from our unaudited financial statements for the period to September 30, 1999. These financial statements are included in this registration statement. The table above should be read in conjunction with these financial statements, the notes thereto, the selected financial information in
Item 2 and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this registration statement.

The audited financial statements at December 31, 1998 show a total shareholders' deficit of $11,702,000. The financial statements have been prepared assuming that the Company will continue as a going concern. The report of Moore Stephens, independent auditors, is shown on page F-1 and indicates that there is substantial doubt about the ability of the Company to continue as a going concern. We are planning to obtain additional equity and debt financing, to provide an increased capital base and working capital facilities.

The interim financial statements for the period to September 30, 1999 may not be indicative of future operations. We are in the process of expanding our services. In particular, future periods will include the business and revenue from new industry segments. In addition the revenue and results of our trans-atlantic bandwidth business were impacted by the rapid and severe decline in market prices for this bandwidth, as set forth in more detail below. As a result potential customers postponed orders until market price levels had stabilized, and we were not able to sell our bandwidth inventory until we had completed our negotiations with our suppliers of trans-atlantic bandwidth.

As a consequence of the significant fall of the market prices for bandwidth and its impact on our operations and financial results in 1999, we have been unable to generate sufficient cash flow to meet certain of our debt service requirements, and have triggered events of default on those obligations. The events of default include obligations to our two major bandwidth suppliers with whom we had executed agreements in 1998 and early 1999, and from whom we have not drawn down bandwidth capacity as scheduled in these agreements. In addition, we have a debt obligation under a Capacity Option Agreement with Communications Collateral Limited under which we have been unable to complete the repurchase. These events of default are described in detail below and in the Management's Discussion and Analysis of Financial Condition and Results of Operation in Item 2.

When Telemonde was formed in March 1998, our business focused solely on sales of bandwidth and related services. In April 1998, Telemonde, through its now wholly owned subsidiary Telemonde International Bandwidth (Bermuda) Limited, purchased IRUs relating to trans-atlantic capacity from Gemini Submarine Cable System Limited. Specifically, Telemonde agreed to acquire up to a maximum of STM-16. Due to a subsequent and rapid decline in the market for wholesale telecommunications bandwidth, the capacity sale agreement was amended by three letter agreements dated January 27, April 16, and April 22, 1999. These amendments provided that an IRU for only one (1) STM-1 would be acquired, and a second STM-1 would be leased for a lump sum payment plus monthly payments for a three-month period ending July 16, 1999. Further negotiations between the parties provided that the lump sum payment would fall due on

October 7, 1999 in the form of two promissory notes. Telemonde has paid Gemini the full balance owing for the IRU relating to the first STM-1 but has not fulfilled its obligations under two promissory notes in the amount of $2.7 million. Although this default gives Gemini the right to immediately terminate the Indefeasible Rights of Use, Gemini has not done so as of the date of this filing and has continued to support Telemonde and its customers using the services.

In June 1998 Telemonde, through its now wholly-owned subsidiary Telemonde Bandwidth (Bermuda) Limited, agreed to acquire an aggregate of 16 STM-1(s) on Segment S-1 from Atlantic Crossing Limited. Since the summer of 1999, we have not drawn down any capacity from Atlantic Crossing and have not made any payments under this agreement and are in default under the payment terms in the amount of approximately $53 million, in addition to interest and outstanding maintenance payments. Management is in discussions with Global Crossing, the parent company of Atlantic Crossing, to renegotiate the terms of the contract, including the extension of capacity drawdowns to include the entire Global Crossing system, rather than just trans-atlantic capacity. This will allow Telemonde to expand according to its overall business strategy.

In December of 1998 and on March 31, 1999, Telemonde, through its now wholly owned subsidiary Telemonde International Bandwidth Limited, entered into agreements with MCI WorldCom for the purchase of four units of bandwidth capacity on the Gemini network. Specifically, Telemonde acquired the IRUs in three units of capacity under the December 1998 agreement, and acquired the right for an additional unit of capacity under the March 1999 agreement. Under these agreements, Telemonde is also required to pay annual maintenance charges. Telemonde has paid the amounts due under the March 1999 agreement; however, as a result of the liquidity problems, Telemonde was unable to fulfill its obligations to draw down and pay for the three units of capacity under the December 1998 agreement. Furthermore, Telemonde was delinquent on its annual maintenance charges under both agreements, resulting in an overall default to MCI WorldCom in the amount of approximately $28 million.

Telemonde is in negotiations with MCI WorldCom to restructure their existing agreements. Telemonde has recently executed a Standstill Letter from MCI WorldCom in which MCI WorldCom has agreed to refrain from (a) taking any action to enforce payment of the sums owed to MCI WorldCom under the capacity purchase agreements; (b) taking any action to enforce or make a demand under any guarantee, indemnity or security related to the capacity purchase agreements; and (c) commence any insolvency proceedings against Telemonde or any of its subsidiaries. The Standstill Letter expires upon the earlier of (i) the full payment of the sums owed under the capacity purchase agreements; (ii) June 8, 2000; or (iii) Telemonde's failure to comply with a number of terms and conditions, which includes the prohibition against the sale of assets, dividends and the borrowing of any additional funds without the signed written consent of MCI WorldCom's agent other than permitted borrowings.

Telemonde has also executed a letter of intent termed a "Capacity Swap Letter" in which MCI WorldCom has agreed to enter into a binding agreement with Telemonde to permit Telemonde to swap the bandwidth purchased under the above capacity purchase agreements for new bandwidth on MCI WorldCom's European Ulysses network. The

Capacity Swap Letter is conditional on satisfaction by Telemonde of its obligations under the Standstill Letter.

Despite the technical defaults with Global Crossing and MCI WorldCom detailed above, Telemonde has been in extensive negotiations with senior management in both organizations towards the end of 1999 and continuing into January 2000. It should also be noted that while the discussions have been held, Telemonde has made a number of payments to both suppliers for services rendered and both suppliers have:

     . agreed to continue to provide all services to existing Telemonde customers, including maintenance of the cable systems;
     .    not taken up the option to enact the default;
     . actively supported Telemonde in the development of its strategy and network deployment;
     . allowed further capacity to be taken on a least basis to assist in fulfilling Telemonde order book.

On April 15, 1999, Telemonde, through its now wholly owned subsidiary Telemonde Investments Limited, entered into a series of agreements with Communications Collateral Limited, including, among others, agreements for: (1) the sale of an IRU for bandwidth to Communications Collateral Limited; (2) the grant of an option to Communications Collateral Limited which, among other things, required Telemonde to repurchase the bandwidth upon Communications Collateral Limited's request; and (3) a $1 million loan by Communications Collateral Limited to Telemonde due and repaid on August 12, 1999. In connection with these principle agreements, the three subsidiaries of Telemonde Investments Limited guaranteed the obligations of Telemonde Investments Limited under those agreements, including its obligation to pay back the loan and to repurchase the bandwidth in the event that Communications Collateral Limited exercised its option.

On August 14, 1999, Communications Collateral Limited exercised its option to require Telemonde to repurchase the capacity. Telemonde was unable to complete this repurchase and was in default in the amount of approximately $5 million. As a result, Communications Collateral Limited had the right to foreclose on essentially all of the assets of Telemonde Investments Limited, including its ownership interests in the three subsidiaries of Telemonde Investments Limited, all of the assets in any of the foregoing subsidiaries, including their rights under Telemonde's bandwidth sale contracts; and any ownership interest the foregoing subsidiaries might have in any other Telemonde entities until the default was cured. The amount of the foreclosure, however, would not have exceeded the amount of the indebtedness.

On January 13, 2000 Telemonde executed a Forbearance Agreement with Communications Collateral Limited. Under this Agreement, Communications Collateral Limited agreed not to exercise its rights of default under the foregoing agreements until February 15, 2000, in consideration of various obligations of Telemonde.

Plan of Operation

There has been a significant fall in the prices of bandwidth, and as a result, we find ourselves locked into extremely uneconomical contractual obligations with our suppliers. The consequence of this has been until such a time as we are able to complete the negotiation of these supplier contracts our sales have and will continue to suffer. This in turn has led to severe liquidity problems, which has obliged us to diversify our business. In November 1999, we acquired EquiTel, which provides telephone card services and telecommunications route management services primarily to emerging markets. Our plan of operation for 2000 is to continue to provide bandwidth but to also significantly extend our business activities and services. In particular, we plan to offer the following services:

Bandwidth. We will continue to provide bandwidth to leading telecommunications carriers, new entrants to the developed telecommunications markets and Internet carriers. We are in negotiations with our suppliers for the right to exchange our existing inventory of trans-atlantic bandwidth for trans-Pacific, Central and South American, North American and pan-European fiber capacity. This expansion will allow us to provide our customers with both regional and global networks at competitive prices.

Internet Capability. Through telemonde.net SA we intend to offer Internet service providers cable-based network platforms and high-speed Internet connectivity, based upon the supply of fiber optic bandwidth and associated products and services.

Although the basis of telemonde.net's offering to Internet service providers is Telemonde's high speed fiber optic network, telemonde.net aims to offer its customers tailored solutions. In particular it offers the following capabilities, which are packaged according to the customers' needs:

 .    capacity, which solves customers' speed requirements and enables them to deal with the projected rapid growth of the Internet in Europe.
 .    connectivity, providing immediate access to the Internet and web sites world-wide.
 .    content, enabling customers to differentiate their offering with video, audio and software, using the latest streaming technologies.
 .    e-commerce, enabling customers to transact over the Internet.

Intelligent Network Services. Through EquiTel, we plan to place our intelligent network services into emerging markets through joint ventures and relationships with the public telephone operators of developing countries. By targeting emerging markets we can use our intelligent network solutions as a foundation from which we can improve the existing telecommunications facilities of the developing country. We create, in partnership with public telephone operators, incremental and new revenue opportunities through route management services and the introduction of enhanced services such as voice mail, fax mail, prepaid mobile calls and premium rate services.

Managed Voice and Data Services. Through EquiTel we intend to further develop and enhance our existing switched voice and data services and route management services.

These services will generate more bandwidth sales across the network, lower the costs per minute of our traffic and generate revenues from utilizing the competitive international interconnect rates of developed markets.

Burst Bandwidth. We plan to offer burst bandwidth capacity on demand, which allows customers to significantly increase their capacity on our network for short periods. In order to provide bandwidth capacity on demand, we plan to provide cross-connects in globally strategic locations such as New York and London. A cross-connect is a bridge between a customer and bandwidth, which we control through software. This enables telecommunications traffic to be re-routed from one ring to another instantaneously and without physical disruption. The cross-connects will enable us to provide enhanced network management options and improved network restoration and reconfiguration capabilities, to offer instant connections and real-time or timed activation and deactivation of bandwidth. As a result of the cross-connects, we will expand our bandwidth leasing operations to include short term leases of bandwidth of a few days or hours for peak hours or special events. Once a short term lease is terminated the bandwidth will be automatically reallocated to another customer. We intend to target customers that have underestimated their bandwidth needs or have occasional, seasonal or hourly demand shifts.

Streaming video. We plan to provide streaming video Internet content and services for customers in our markets. Streaming technology enables the playing of a video or sound extract while it is being downloaded, instead of waiting for the entire file to be downloaded before playing the extract. By providing a combination of streaming video and bandwidth solutions, we can become a single source supplier for the delivery of televised services on-line.

Our short-term success will depend substantially on sales of bandwidth on our network and on the prices of such bandwidth sales. The sale of bandwidth and the associated maintenance revenues accounted for the bulk of our revenues through the end of 1999.

We cannot be certain that we will continue to be successful in selling capacity on our networks. Our ability to continue to sell capacity will depend in large part upon our sales and marketing capabilities. We have assembled an experienced and dedicated sales and marketing staff and we depend upon the ability of such employees to effectively market and sell capacity. However, we cannot be certain that we will be able to effectively sell capacity on our network. If we are unable to effectively sell capacity on our network, our operational results could be negatively affected.

Our plans for entering into the Internet involves several risks. Whether, and the manner in which, the market for our products and services to Internet service providers will continue to grow is uncertain. Any decline in the Internet market will adversely affect our business. Our business would be damaged if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, including:

 .    access costs;
 .    inadequate network infrastructure;
 .    security concerns;
 .    uncertainty of legal and regulatory issues concerning the use of the
     Internet;
 .    inconsistent quality of service; and
 .    lack of availability of cost-effective, high-speed service.

If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it or the Internet's performance and reliability may decline. Similarly, Web sites have experienced interruptions in their services as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, use of the Internet as a commercial or business medium could, in the future, grow more slowly or decline. This could adversely affect our business.

We have recently begun offering terrestrial network platforms and high-speed Internet connectivity, based upon the supply of fiber optic bandwidth between New York, London and other European cities. We intend to expand our services worldwide and we anticipate offering a full-range of global connectivity solutions for European Internet and multimedia service providers over our existing global network infrastructure, as well as specialist and geographic Internet packages for our customer base in emerging markets. We have limited experience in the Internet business and can provide no assurance that we will successfully establish or expand the business. Currently, we only provide capacity to one European Internet service provider.

The market for network platforms and value-added Internet services is extremely competitive. Our primary competitors include other telecommunications businesses that have a significant national or international presence. Many of these carriers have substantially greater resources, capital and operational experience than we do. We also expect we will experience increased competition from traditional telecommunications carriers that expand into the market for Internet services. In addition, we will require substantial additional capital to make investments in our Internet operations, and we may not be able to obtain that capital on favorable terms or at all.

Our Strategy

In addition to the plan of operation described above, our approach to building an international communications company is to:

Operate in markets that retain high margins in voice retail and wholesale voice services. Emerging markets continue to retain high margins in retail and wholesale voice services. We can bring technology and infrastructure developed and tested in the liberalized markets to the emerging markets. By working with public telephone operators to provide enhanced services, we can capitalize on the higher margins available in the monopolistic markets. In addition, our partnership with public telephone operators will allow us to develop our local operations. Therefore, we believe we will be well positioned to become a second operator in certain of these markets when the markets become liberalized.

Create an international infrastructure capability upon which services can be offered. This network infrastructure, which will include carrier hotel facilities, will link with the regional hubs being created in emerging markets to provide a seamless global infrastructure. A regional hub is a point of telephony concentration in a geographically distant location. It is created only for reasons of economy, in that it is cheaper to send or receive traffic and purchase bandwidth into a single distant point for onward distribution than it is to individually reach each of the final destinations.

Build Internet capabilities and services. Decreasing bandwidth prices in the developed markets are allowing us to create a fiber optic network. Through acquisitions and internal development, we are building the capability to address our customers' Internet requirements, such as business to consumer and business to business online electronic transactions, web site development and hosting, streaming video content and bandwidth provisioning, all of which will be provided through our international network.

Our strategy is to develop, build, and deploy international fiber optic networks and international carrier hotels and switch/server capabilities on a "just-on-time" basis. This will enable us to deliver voice, data, and Internet products and services to our chosen customers and markets. Key elements of our strategy are to:

Continue to Build and Expand the Reach of Our International Network. We have access to trans-atlantic bandwidth capacity. Through negotiations with our capacity suppliers, we hope to soon offer routes in Europe, the Americas, the Pacific Rim and the Far East.

Provide Managed Voice and Data Services. We intend to further develop and enhance our switched voice services, which we use to generate more bandwidth sales across the network and lower the costs per minute of our traffic.

Pursue Early Entry Into Selected Emerging Markets. We seek early entry into selected emerging markets worldwide where we can create significant demand for voice, data and Internet services by introducing technology and infrastructure already in use in the developed markets. We believe that there is, and will continue to be for the foreseeable future, substantial growth of such services in emerging markets. We believe that early entry into these markets will provide us with competitive advantages as we develop sales channels, establish a customer base, hire local personnel and establish a strong partnership with the monopoly public telephone operator prior to competitors entering these markets. Our objective is to position ourselves as the second telecommunications operator when and if liberalization occurs in these markets.

Provide Enhanced Internet Services. Through our wholly-owned subsidiary, telemonde.net, we are setting up peering agreements with other leading Internet backbone service providers. Internet peering agreements are agreements between two carriers for the exchange of Internet traffic between their networks and onwards. Using the latest developments in data transmission for video, audio and software services, telemonde.net plans to become the host and carrier for broadband content providers delivering unique full screen Internet broadcast services to European Internet and media companies.

Expand the Capabilities of Our Network With the Development of Regional Telecommunications Centers. Through the planned geographic expansion of our network and development of regional telecommunications centers in emerging markets, we expect to be able to increase our network traffic and thereby continue to reduce transmission and operating costs. In addition, we intend to make focused capital investments to deliver enhanced services and lower costs to our customers. We will continue to invest in our network to provide a full range of asynchronous transfer mode, frame relay and Internet protocol-based data and voice communications over our existing network infrastructure.

Financial Information Regarding Industry Segments

We have included in this registration statement financial information up to September 30, 1999. From our inception on March 10, 1998 to September 30, 1999 our business consisted entirely of the sale of trans-atlantic bandwidth and of the management of bandwidth through maintenance contracts with our customers. See Item 2, "Financial Information."

Customers and Geographic Concentration

Our target customers include leading international telecommunications carriers, public telephone operators in emerging markets, Internet service providers, media service providers and new entrants to the telecommunications market. Telemonde's business focus is global; while customers may have a specific geographic location, the bandwidth Telemonde provides them may be located anywhere in the world. Conversely, EquiTel works in specific geographic markets through the formation of joint ventures with local partners which could be a business, an individual or the public telephone operator in that location.

A relatively small number of customers have accounted for a significant amount of our total revenues to date. Although we intend to expand our customer base as our business grows and through acquisitions, this dependence on a relatively small number of customers may continue for the foreseeable future. In 1998 we delivered bandwidth capacity to three major customers who constituted more than 10% of our revenues for that period and in the nine months ended September 30, 1999 only one bandwidth customer constituted more than 10% of our revenues:

                                   Period from March 10, 1998 to    Nine months ended September 30,
                                         December 31, 1998                     1999
                                                 $                               $
Carrier 1 (Switzerland)                    10,318,000
North American Gateway Inc.
(Canada)                                    8,206,000
Unisource Carrier Services A.G.
(Switzerland)                              10,807,000
Telecom Italia (Italy)                                                        4,432,000

Although we continue to have relationships with these customers (e.g., through our annual maintenance contracts), none has placed further orders for bandwidth. Additionally, EquiTel has joint venture operations in Oman which in the nine months ended September 30, 1999 generated revenues of $1,060,000. Most of our arrangements with large customers do not provide any guarantees that they will continue using our services at current levels. In addition, if (1) our customers build their own facilities, (2) our competitors build additional facilities, or
(3) our customers are involved in further consolidations in the telecommunications industry, we could experience a reduction in the use of our services, which could have a material adverse effect on our business.

We are exposed to concentrations of credit risk to the extent that we have a limited number of customers, all of which operate in the telecommunications sector. We perform on-going evaluations of our customers' financial condition.

As at December 31, 1999 we have customer orders of $19 million which we believe to be firm and which have not been included in our revenues in 1998 and 1999. The comparable amount of backlog orders at December 31, 1998 was $5.4 million. We believe that all of the backlog orders of $19 million should be fulfilled in 2000, with the exception of an order for $1.9 million which the customer may wish to defer until 2001. There are no seasonal or other material aspects of the backlog at December 31, 1999.

Since its inception, EquiTel has had contracts with seven customers for its route management services for traffic to the Russian Federation, the Middle East and the Far East. EquiTel also operates a pre-paid card service in Oman. EquiTel's revenue mainly derives from monthly traffic on its routes and usage of its services. Although EquiTel has contracts for its services, the nature of EquiTel's business means that there are no backlog orders.

We market our services to our customers through a variety of sales channels, as summarized below:

Direct Sales. We market our network services primarily through our direct sales force. As of September 30, 1999, our direct sales force was comprised of 5 full-time employees who focus on selling wholesale services to other long-distance carriers and resellers. We also have 7 full-time employees who concentrate on traffic services. Our existing sales force can leverage their long-term industry relationships and those of our senior management in securing sales. Our sales force is trained to serve the sophisticated needs of our customers and is in charge of maintaining existing relationships and anticipating customers' needs. We currently have sales offices in New York City, London, and Geneva.

Media and Marketing. We use a variety of print and other media to increase our name recognition and generate new customers. We have marketing programs that include our participation in targeted industry conferences, trade shows and seminars and targeted distributions and mailings of marketing materials.

Although we intend to expand our customer base as our business grows and through acquisitions, our dependence on a relatively small number of customers may continue for the foreseeable future. Most of our arrangements with large customers do not provide any guarantees that they will continue using our services at current levels. In addition, if (1) our customers build their own facilities, (2) our competitors build additional facilities, or (3) our customers are involved in further consolidations in the telecommunications industry, we could experience a reduction in the use of our services, which could have a material adverse effect on our business.

Competition

The international communications industry in developed world markets is highly competitive and significantly affected by regulatory changes, marketing and pricing decisions of the larger industry participants and the introduction of new services made possible by technological advances. Privatization and deregulation have had, and are expected to continue to have, significant effects on competition in the industry.

The telecommunications industry has relatively limited barriers to entry in the more deregulated countries with numerous entities competing for the same customers. We believe that competition in all of our markets is likely to increase, which could result in greater competition in telecommunications services offered in these countries. This increase in competition could adversely affect our net revenues.

At this stage of our development, many of our competitors are significantly larger than we are, and many of our competitors have:

 . substantially greater financial, technical, and marketing resources; . larger networks;
 .  a greater ability to support the portfolio of services;
 . stronger name recognition and customer loyalty; and . long-standing relationships with our prospective customers.

Telemonde's major competitors for international communications bandwidth services are Gemini, MCI WorldCom, Iaxis, GTS, Level 3, Viatel, KPN/Qwest, Global Crossing and a rapidly changing number of arbitrage operators and brokers, such as Transglobal Network Services and Band-X. Telemonde differentiates its market offering through:

     . supplier independence -- Telemonde is able to acquire bandwidth, telehousing and switched services from all of its suppliers, including its competitors, at least cost;

     . full network management of services from installation through contract life, which allows our customer to concentrate their key resource upon their core business activities; and

     . flexible financial and commercial contracts, which includes the ability to exchange bandwidth, provide flexible payment facilities and trade bandwidth for our customers capabilities which can be re-sold in the market at retail rates.

In addressing the Internet service provider market, our competitors are the major European Tier 1 carriers, such as British Telecommunications, Deutsche Telekom, France Telecom, Telecom Italia, Teleglobe, MCIWorldCom. We differentiate through:

     . the ability to customize our market offering to meet the individual needs of our customers;
     . a market positioning that does not compete with our customers retail services, unlike many of our competitors; and
     . the delivery of bundled content (Internet shopping, sport and other broadcast services, niche programming) and infrastructure (bandwidth, telehousing and peering facilities to the Internet backbone network) services. This provides a one-stop-shop for emerging Internet service providers where financial and resource constraints exist.

EquiTel does not aim to operate in highly competitive markets and is primarily focused upon working in partnership with the incumbent public telephone operator. As such, we do not compete in our markets with other operators but collaborate with the public telephone operator to enhance the service offering in their market.

Our competitive strengths. We believe that we can compete effectively in the competitive markets described above, because we have a number of competitive strengths, including:

     . Established presence as a network services operator. We have entered into major supply contracts for international bandwidth capacity. During our short history, we have signed sale contracts with customers totaling $52 million. As a result of these contracts and discussions with prospective customers, we have established a market presence and created a market awareness of Telemonde as a participant in the carrier's carrier market. We are responsible for the delivery and maintenance of our customers' capacity. Through our subsidiary, Telemonde Networks Limited, our technical staff provide quality network services to our customers. The recent launch of telemonde.net, S.A., has brought our bandwidth and network services to the attention of European Internet service providers to meet their demands for high volume digital video, sound, software and high speed connectivity to the Internet.

     . Supplier independence. We do not construct network infrastructure. However, our strength, through our independence, is our ability to acquire lowest cost facilities at any point in time incorporating the latest technology. Also we do not compete with our customer in the retail markets, unlike most of our competitors.

     . Operations and presence in emerging markets. We have established operations or a presence in the emerging markets of the Russian Federation, the Middle East, and Africa. EquiTel has obtained and operates several route management contracts terminating in the Russian Federation and South East Asia. Since February 1999, EquiTel has provided intelligent networks system in Oman. EquiTel has signed a joint-venture agreement with local partners in

        Bangladesh and is in negotiations to place intelligent network services in Malaysia in conjunction with local partners. In addition, EquiTel plans to establish a new entity to market EquiTel's services in Asia, Africa and Middle East. These and similar operations provide the markets for our advanced communications services, that are tried and tested, enabling EquiTel to expand its revenue base and enhance the services available.

     . Established intelligent networks platform. As discussed above, EquiTel has developed and installed a national intelligent network system in Oman. Although the Omani system currently supports pre-paid card services, the intelligent networks system is capable of providing other intelligent network services, including post-paid card services and enhanced services for voice mail, fax mail, short message services, intelligent routing and single number services. This has provided EquiTel with the experience of implementing and operating highly technical services in challenging commercial environments.

     . Experienced management team. Our executive officers have substantial industry and management experience. Most of them have many years of experience in senior management positions in leading international telecommunications businesses. In addition, our executive officers are supported by industry-experienced management in sales, operational and technical functions. As a result, we have the skills and ability to support business growth and to effectively manage such growth.

     . Strategic implementation is progressing. Part of our strategy is to create an extensive international infrastructure, which will enable us to deliver a broad range of voice, data and Internet products and services to our chosen markets. As a result, we will be able to provide dedicated "turnkey" solutions to customers in the United States and Western Europe, but, in particular, we will use our infrastructure and services to enable emerging markets to access the telecommunications and Internet services of the developed world. We have made progress in implementing this strategy. Through the acquisition and utilization of fiber optic capacity, we are creating a network in the developed markets of the United States and Western Europe. Through the acquisition of EquiTel, we have developed and we are developing business in a number of emerging markets. We are therefore well positioned for the further implementation of our strategy. We intend to create retail telecommunications companies in the emerging markets, in partnership with public telephone operators, to offer enhanced telecommunications services to those markets. We also intend to develop Internet services for commercial use in both the liberalized and emerging markets. In the emerging markets, we will supply these services over our planned international infrastructure; however, they will be marketed and supported through local partnerships.

Government Regulation

As a multinational telecommunications company, we are and will be subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and the interpretation of these laws and regulations, differ significantly among each of the jurisdictions in which we operate and intend to operate. We can offer no assurance that our interpretation of existing applicable laws and regulations is correct. Moreover, we can offer no assurance that future regulatory, judicial or legislative changes will not have a material adverse effect on our business, financial condition or operating results or that regulators or third parties will not raise material issues with regard to our compliance or non-compliance with applicable regulations or that any changes in applicable laws or regulations will not have a material adverse effect on our business, financial condition or operating results.

With regard to our current operations, we either have received or have reasonable expectations of receiving the necessary licenses which we believe are required to undertake our business and to implement our short-term plans. In particular in December 1999 we received a Public Telephone Operators License from the Department of Trade and Industry in the United Kingdom, where our international operations center and network infrastructure will be based.

We can offer no assurance that our expectations concerning our ability to operate in compliance with all applicable laws and regulations are correct, that we will be able to obtain, maintain or renew the required licenses, authorizations or registrations, or that they will be issued or renewed on terms or with fees that are commercially practicable. In addition, other licenses, authorizations or registrations may be required in the future. The loss of, or failure to obtain, these licenses, authorizations or registrations or substantial limitations upon the terms of these licenses, authorizations or registrations could have a material adverse effect on our business, financial condition or operating results.

United States Federal Regulations. Pursuant to the Communications Act of 1934, as amended (the "Communications Act"), the FCC is required to regulate the telecommunications industry in the United States. Under current FCC policy, telecommunications carriers reselling the services of other carriers and not owning their own transmission facilities are considered non-dominant and, as a result, are subject to streamlined regulation. The degree of regulation varies between domestic telecommunications services (services which originate and terminate within the United States) and international telecommunications services, (services which originate in the United States and terminate in a foreign country or vice versa).

Non-dominant providers of domestic services do not require prior authorization from the FCC to provide service. However, non-dominant providers of international services must obtain authorization from the FCC pursuant to section 214 of the Communications Act. Although we do not require a U.S. license in order to carry out our current business, we intend to apply for an international resale license under section 214 in the near future. Once we have obtained such authorization we will be required to file a tariff with the FCC, setting forth the terms and conditions under which we provide international services. The regulatory requirements in force today impose a relatively minimal burden on us. However, we cannot provide assurance that the current regulatory environment and the present level of Federal Communications Commission regulation will continue.

United Kingdom Regulations. The Telecommunications Act 1984 (the "1984 Act") provides a licensing and regulatory framework for telecommunications activities in the United Kingdom. In 1998, the UK regulatory framework was modified to bring it in line with EU requirements, in particular its provisions on licensing, interconnection, voice telephony and leased lines. The policy of the Department of Trade and Industry and Office of Telecommunications, the UK Regulator, is to grant telecommunications licenses to all operators who meet a transparent and pre-determined set of criteria. The majority of UK licenses are either registered to offer International Simple Voice Resale or hold an individual fixed public telephone operator license.

We were granted in December 1999 a fixed Public Telephone Operators License, which covers all companies in the Telemonde Group, including EquiTel. Our subsidiary, TGA, is also licensed to offer International Simple Voice Resale
(ISVR) services, which permits it to buy network capacity from any inter-connecting UK operator to resell to its customers. Our Public Telephone Operators License permits us to offer a full range of fixed voice and data services using its own facilities or through leasing or interconnection of other operator facilities. Most operators who offer publicly available telecommunications services and network bearer capabilities are granted interconnection rights by the Office of Telecommunications. We received our interconnection rights in January 2000. An operator with interconnection rights is entitled to negotiate interconnection with every other operator with interconnection rights.

Swiss Regulations. In Switzerland, a new telecommunications act was adopted in April 1997 and became effective on January 1, 1998. This new Act provides for the liberalization of the Swiss telecommunications market and facilitates market entry by various measures. These measures include:

 .  Notice application procedure for resellers;

 . Application for a procedures for operators wishing to be granted a license for the establishment and operation of the transmission facilities; and

 . Providing rights of way, subject to authorization, over the public domain to facilities based carriers.

A license is required if the telecommunications service involves extensive independent use of telecommunications installations for transmission. In the absence of such extensive independent use a simple notification will be sufficient. Our current operations in Switzerland do not require a license.

Other Government Regulations. Telecommunications activities are subject to government regulation to varying degrees in every country throughout the world. To illustrate, in Malaysia our partner has informed us that no license is required for telecommunications activities. However, in may countries where we operate, equipment cannot be connected to the telephone network without regulatory approval, and therefore installation and operation of our operating platform or other equipment requires such approval. In most jurisdictions where we conduct business, we rely on our local partner to obtain the requisite authority. For instance, in Bangladesh our partner has informed us of the need for a license and has applied for one on our behalf.

Employees

At December 31, 1999 we employed a total of 42 persons. Of these, 7 are the executive officers of the Group as described in Item 5; Telemonde employs 17 persons; and EquiTel employs 18 persons.

During 1999 we have progressively built up a senior management team and a group of employees with substantial industry experience, longstanding industry relationship and technical telecommunications and Internet knowledge. Competition for such personnel is intense and we may not be able to attract, motivate and retain highly skilled qualified personnel. Loss of services of key personnel could adversely affect Telemonde's business. We have, however, entered into employment agreements with members of the senior management team, in particular with Adam Bishop, Kevin Maxwell, Harry Pomeroy and with other executive officers, as detailed in Item 5. We are in the process of procuring "key person" life insurance policies covering Mr. Bishop, Mr. Maxwell and Mr. Pomeroy.

Where You Can Find More Information

We filed a Form 10, General Form for Registration of Securities pursuant to
Section 12(b) or 12(g) of the Securities Exchange Act of 1934, on November 15, 1999 and an amendment to the Form 10 on March 3, 2000, which updates that information to January 14, 2000, the date the registration statement became effective with the SEC.

As from the filing of the Form 10 on November 15, 1999, we are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports, and other information relating to our business, financial statements and other matters with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W. Washington, D.C. 20549 or at the SEC's regional offices at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 5-West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges.

We have filed with the SEC a Form 10-K in respect of our results for the year ended on December 31, 1999 and a Form 10-Q in respect of our results for the three months ended March 31, 2000.

We maintain a web site on the Internet, which gives selected information about our business. The Internet address of our web site is: http://www.telemonde.com
                                                       ------------------------

Reports to Security Holders

We have sent an annual report to our security holders. This report contains financial information for our previous fiscal year, which has been examined and reported on, with an opinion expressed by Moore Stephens, independent accountants.

Glossary of Certain Telecommunications Terms

     Asynchronous Transfer Mode (ATM) - A switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, data and video at varying rates. The ATM format can be used by many different information systems.

     Bandwidth - The range of frequencies that can be passed through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium. For fiber optic transmission, electronic transmitting devices determine the bandwidth, not the fibers themselves. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

     Bit - A binary unit of information that can have either of two values, 0 or
1.  Higher amounts of binary digit are:
          .  kilobit = 1,000 bits
          .  megabit = 1 million bits
          .  gigabit = 1 billion bits
          .  terabit - 1 trillion bits

     Bps - Bits per second. This is the basic measuring unit of speed in a digital transmission system. The number of bits that a transmission facility can convey between a sending location and a receiving location in one second.

     Capacity - The information-carrying ability of a telecommunications system, as defined by its design (number of fibers, system length, and opto/electronic equipment) and its deployed equipment (amount of opto/electronics in the station) and measured in bits per second. Capacity is sold in discrete units, usually system interface levels such as DS-3s and STM-1s, that in the aggregate are the equivalent of total system capacity.

     Carrier - A third party provider of communications services by wire, fiber or radio.

     Carrier Hotel - A building (or part of a building) that has either been specifically designed and built or has been adapted, for use by telecommunications companies to meet their specific requirements.

     Dense Wavelength Division Multiplexing (DWDM) - Similar technology to WDM, except permitting a larger number of constituent spectrum colors to be signal carrying, thus further expanding fiber optic cable capacity.

     Digital - A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission/switching technologies employ a sequence of discrete, distinct pulses to represent information, as opposed to the continuously variable analog signal. The precise signal transitions preclude any distortion such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission.

     DS-3 - Data transmission rate of approximately 45 Mbps.

     Gbps - Gigabit per second, which is a measurement of speed for digital signal transmission expressed in billions of bits per second.

     Indefeasible Right of Use (IRU) - A measure of currency in the fiber optic cable business. The owner of an IRU has the right to use the capacity for the time and bandwidth to which the IRU applies. In telecommunications, an IRU is the effective long term lease (temporary ownership) of the capacity of an international cable.

     Internet - Interconnected computer networks, originally known as the Defense Advanced Research Projects Agency connecting government and academic sites. It currently links about 50 million people worldwide who use it for everything from scientific research to simple electronic mail.

     Internet Service Provider - A company that provides individuals and companies with access to the Internet and to other related services such as website access and hosting.

     Internet Peering - An agreement between two carriers for the exchange of Internet traffic between their networks and onwards, covering the physical interconnect as well as the financial terms of the interconnect where applicable.

     Intranet - A private network that uses Internet software. An Intranet is a private Internet reserved for use by people who have been given the authority and passwords necessary to use that network Internet Protocol. A standard which describes software that keeps track of Internet addresses, routes outgoing messages and recognizes incoming messages.

     Local Loop or Tail - The local loop or tail is that portion of the local telephone network that connects the customer's premises to the local exchange provider's central office or switching center. This includes all the facilities starting from the customer premise interface which connects to the inside wiring and equipment at the customer premise to a terminating point within the switching wire center.

     Multimedia - The electronic conversation between two or more people or groups of people in different places using two or more types of digitally integrated communication for voice, sound, text, data, graphics, video, image or presence at the same time. Applications include conferencing, presentations, training, referencing, games, etc.

     Multiplexing - An electronic or optical process that combines two or more lower bandwidth transmissions into one higher bandwidth signal by splitting the total available bandwidth into narrower bands (frequency division) or by allotting a common wavelength to several transmitting sources one at a time in sequence (time division).

     Optical Fibers - Thin filaments of glass through which light beams are transmitted. Enormous capacity, low-cost, low-power consumption, small space, light-weight, insensitivity to electromagnetic interference characterize this transport media.

     Physical Point of Presence (POP) - A place where a telecommunications carrier has a physical presence for access to its network.

     Public Telephone Operator (PTO) - Originally a government owned national provider of telecommunications services. In countries where deregulation has occurred, the public telephone operator may be privatized whereas in countries where deregulation has not occurred, the public telephone operator remains government owned.

     STM (Synchronous Transfer Mode) - New term for traditional Time Division Multiple switching to distinguish it from ATM.

     STM-1 - The largest standard circuit unit of capacity, which consists of 155 Mbps. Thus, each Gbps contains enough capacity for 6.4 STM-1 circuits. While capacity is sold to the largest telecommunications companies in minimum investment units equal to one STM-1 unit, most telecommunications companies buy smaller units at a price higher than the equivalent STM-1 price.

     Switch - A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnection circuits to form a transmission path between users. Switches allow local telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

     Synchronous Digital Hierarchy (SDH SONET) - SDH SONET is a set of standards for optical communications transmission systems that define optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SDH SONET facilitates transmission between dissimilar vendors' equipment and benefits customers by minimizing the equipment necessary for telecommunications applications. SDH SONET also improves the reliability of the Local Loop connection, historically one of the weakest links in the transmission of information.

     Wavelength Division Multiplexing (WDM) - A multiplexing technique which employs more than one light source and director operating at different wavelengths and simultaneously transmits optical signals through the same fiber while message integrity of each signal is preserved.

ITEM 2.   FINANCIAL INFORMATION

Selected Consolidated Financial Information and Other Operating Data

Selected historical consolidated financial data of Telemonde as of and for the period from March 10, 1998 (date of inception) to December 31, 1998 is presented below. This has been derived from Telemonde's audited financial statements included in this registration statement, which were prepared in accordance with US GAAP. The selected historical consolidated financial data of Telemonde presented below as of and for the nine-month period ended September 30, 1999 have been derived from Telemonde's unaudited financial statements included in this registration statement. The summary unaudited pro forma financial data have been derived from our audited financial statements for the period from March 10, 1998 to December 31, 1998, our unaudited financial data for the nine months ended September 30, 1999 and unaudited results reported from EquiTel. The data below should be read in conjunction with Telemonde's consolidated financial statements, the notes thereto, and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this registration statement.

                                                                                                   Pro Forma
                                                                    Pro Forma                         Nine
                                                  Period from         Period        Nine Months      Months
                                                  3/10/98 to      from 3/10/98 to      Ended         Ended
                                                   12/31/98         12/31/98(1)       9/30/99      9/30/99(2)
                                                  ----------------------------------------------------------
                                                                       (Dollars in thousands)
Operating Data
Operating Revenues                                    29,331            29,331           5,857       5,954

Line Cost                                            (32,510)          (31,612)         (5,315)     (4,887)
Cost of Contract Cancellation(3)                      (6,094)           (6,094)              -           -
Dispute Settlement Costs                                   -                 -               -      (4,000)
Reserve for inventory                                      -                 -         (40,690)    (40,690)
Selling, General, and Administrative Expenses         (1,055)           (1,777)         (6,821)     (9,078)
Depreciation and Amortization                              -            (2,431)           (112)     (2,391)
Amortization of Financing Costs                            -                 -          (8,976)     (8,976)
Loan Arrangement Fees                                 (1,321)           (1,321)           (500)       (500)
                                                  --------------------------------------------------------
Operating Expenses                                   (40,980)          (43,235)        (62,414)    (70,522)
                                                  --------------------------------------------------------
Operating Loss                                       (11,649)          (13,904)        (56,557)    (64,568)
                                                  ========================================================

Share of Losses of Joint Ventures                          -                 -               -        (582)
Interest Income                                          247               247             580         582
Interest Expense                                        (330)             (330)         (1,109)     (1,121)
                                                  --------------------------------------------------------
Other (Expense) Income                                   (83)              (83)           (529)     (1,121)
                                                  --------------------------------------------------------

Net Loss                                             (11,732)          (13,987)        (57,086)    (65,689)
                                                  ========================================================

Loss per share (basic and diluted)                   (528.97)                -           (1.27)          -

Balance Sheet Data
Cash and Cash Equivalents                              2,655                               125         168
Bandwidth Inventory                                   77,515                            47,190      47,190
Trade and Other Receivables                            9,518                             7,401       6,551
Investment in Joint Venture                                -                 -                       1,038
Property and Equipment, Net                                -                               706         920
Goodwill                                                   -                             1,289      21,668
Other Intangible Assets                                                                              4,798
                                                  ----------                         ---------------------
Total Assets                                          89,668                            56,711      82,333
Total Liabilities                                   (101,390)                         (114,847)   (105,219)
                                                  ==========                         =====================
Stockholders Equity (Net Capital Deficiency)         (11,702)                          (58,136)    (22,886)
                                                  ----------                         ---------------------

(1) Gives pro forma effect to (a) the acquisition of EquiTel and (b) a debt to equity conversion of $16,250,000 as if they had occurred on March 10, 1998.

(2) Gives pro forma effect to (a) the acquisition of EquiTel and (b) a debt to equity conversion of $16,250,000 as if they had occurred on March 10, 1998 (income statement data) and September 30, 1999 (balance sheet data).

(3) On April 16, 1999 Telemonde terminated a Capacity Purchase Agreement with Gemini ("CPA"). Under the CPA, Telemonde was committed to drawing down capacity over a three year period. Under the termination agreement, the commitment, other than the capacity already drawn down, has been canceled. All costs connected with the termination agreement have been expensed within the operating statement to December 31, 1998 as the decision to terminate the CPA was made in 1998.


Unaudited Pro Forma Combined Financial Data

The unaudited pro forma combined financial information has been prepared in accordance with generally accepted accounting principles in the United States and gives effect to the following:

(a) The acquisition of all outstanding share capital of EquiTel Communications Limited in November 1999. The combination will be accounted for under the purchase method. Shares for the market value of $19 million will be issued on completion.

     Possible contingent considerations are listed below:

     (i) An additional sum calculated by multiplying reported earnings before interest and tax for the year ending December 31, 2000 by 6, subject to a maximum of $30 million, payable in common stock on June 30, 2001.

     (ii) A further additional sum calculated by multiplying reported earnings before interest and tax for the year ending December 31, 2001 by 5, subject to a maximum of $50 million, less the amount paid under (i) above, payable in common stock on June 30, 2002.

     Any additional consideration will result in additional goodwill.

(b)  A debt to equity conversion of $16,250,000 on November 10, 1999.

The pro forma combined statements of income give effect to the acquisition as if it had occurred on March 10, 1998 (date of inception of Telemonde Investments Limited). The pro forma combined balance sheet gives effect to the acquisition and the equity injection, as if they had occurred on September 30, 1999. The pro forma combined financial information does not purport to represent what Telemonde's results of operations would have been had the acquisitions been consummated at the beginning of fiscal 1998 nor do they project Telemonde's results for any future period.

                                Telemonde, Inc.
               Pro-Forma Unaudited Combined Statement of Income
                Period from March 10, 1998 to December 31, 1998

                                    Telemonde
                                   Investments           EquiTel
                                     Limited         Communications     Telemonde,                      Pro-Forma
                                 (consolidated)          Limited            Inc.      Adjustments/1/    Combined
                                 --------------      --------------     ----------    --------------    ---------
                                                                   (Dollars in thousands)
Operating Revenues
Bandwidth Revenues                $     29,331       $            -      $       -    $            -    $   29,331
Other Revenues                               -                  898              -    (a)       (898)            -
                                  ------------       --------------      ---------    --------------    ----------
Operating Revenues                      29,331                  898              -              (898)       29,331
                                  ------------       --------------      ---------    --------------    ----------

Operating Expenses
Line Costs                              32,510                    -              -    (a)       (898)       31,612
Cost of Contract Cancellation            6,094                    -              -                 -         6,094
Depreciation and Amortization                -                    -              -    (b)      2,431         2,431
Selling, General and
Administrative Expenses                  1,055                  720              2                 -         1,777
Loan Arrangement Fees                    1,321                    -              -                 -         1,321
                                  ------------       --------------      ---------    --------------    ----------
Operating Expenses                      40,980                  720              2             1,533        43,235
                                  ------------       --------------      ---------    --------------    ----------

Operating Profit/(Loss)                (11,649)                 178             (2)           (2,431)      (13,904)

Other Income (Expense)
Interest Income                            247                    -              -                 -           247
Interest Expense                          (330)                   -              -                 -          (330)
                                  ------------       --------------      ---------    --------------    ----------
Other (Expense) Income                     (83)                   -              -                 -           (83)
                                  ------------       --------------      ---------    --------------    ----------
Net Profit/(Loss)                 $    (11,732)      $          178      $      (2)   $       (2,431)   $  (13,987)
                                  ============       ==============      =========    ==============    ==========

_______________

(1) The pro-forma unaudited combined statements of income for the period from March 10, 1998 to December 31, 1998 gives effect to the following pro-forma adjustments:

    (a) Elimination of fees and commissions amounting to $898,000 payable by Telemonde to EquiTel Communications Limited.

    (b) Amortization of goodwill and other intangible assets amounting to $2,431,000 attributable to the acquisition of EquiTel Communications Limited.

                                Telemonde, Inc.
               Pro-Forma Unaudited Combined Statement of Income
                 for the nine months ended September 30, 1999

                                      Telemonde,        EquiTel
                                         Inc.        Communications                           Pro-Forma
                                   (consolidated)       Limited           Adjustments/1/      Combined
                                   --------------    --------------       --------------      ---------
                                                            (Dollars in thousands)
Operating Revenues
Bandwidth Revenues                    $     5,857    $            -            $      -       $  5,857
Other Revenues                                  -               525        (a)     (428)            97
                                      -----------    --------------            --------       --------
Operating Revenues                          5,857               525                (428)         5,954
                                      -----------    --------------            --------       --------

Operating Expenses
Line Costs                                  5,315                 -        (a)     (428)         4,887
Dispute Settlement Costs                        -             4,000                   -          4,000
Reserve for inventory                      40,690                 -                   -         40,690
Provision for Doubtful Debts                  924                 -                   -            924
Depreciation and Amortization                 112                31        (b)    2,248          2,391
Selling, General and
Administrative Expenses                     5,897             2,257                   -          8,154
Amortization of financing costs             8,976                 -                   -          8,976
Loan Arrangement Fees                         500                                                  500
                                      -----------    --------------            --------       --------
Operating Expenses                         62,414             6,288               1,820         70,522
                                      -----------    --------------            --------       --------

Operating (Loss)                          (56,557)           (5,763)             (2,248)       (64,568)

Other Income (Expense)
Share of Losses of Joint Ventures               -              (582)                  -           (582)
Interest income                               580                 2                   -            582
Interest expense                           (1,109)              (12)                  -         (1,121)
                                      -----------    --------------            --------       --------
Other (Expense) Income                       (529)             (592)                            (1,121)
                                      -----------    --------------            --------       --------
Net (Loss)                            $   (57,086)   $       (6,355)           $ (2,248)      $(65,689)
                                      ===========    ==============            ========       ========

(1) The pro-forma unaudited combined statement of income for the nine months ended September 30, 1999 gives effect to the following pro-forma adjustments:

    (a) Elimination of fees and commissions amounting to $428,000 payable by Telemonde to EquiTel Communications Limited.

    (b) Amortization of goodwill and other intangible assets amounting to $2,248,000 attributable to the acquisition of EquiTel Communications Limited.

                                Telemonde, Inc.
                  Pro-Forma Unaudited Combined Balance Sheet
                           as of September 30, 1999

                                      Telemonde,        EquiTel
                                         Inc.        Communications                           Pro-Forma
                                   (consolidated)       Limited           Adjustments/1/      Combined
                                   --------------    --------------       --------------      ---------
                                                            (Dollars in thousands)
Assets
Cash and Cash Equivalents             $       125    $           43            $      -       $    168
Trade Accounts Receivable                   4,237                 -                   -          4,237
Other Receivables                           3,164               535        (e)   (1,385)         2,314
Inventory                                  47,190                 -                   -         47,190
Property, Plant & Equipment                   706               214                   -            920
Investment in Joint Venture                     -             1,038                   -          1,038
Goodwill                                    1,289                 -        (a)   20,379         21,668
Other Intangible Assets                         -                 -               4,798          4,798
                                      -----------    --------------            --------       --------

Total Assets                          $    56,711    $        1,830            $ 23,792       $ 82,333
                                      ===========    ==============            ========       ========

Liabilities and Shareholders' Equity

Trade Accounts Payable                     85,164               571        (b)   (6,729)        79,006
Other Payables                                  -             1,700        (e)   (1,385)           315
Accrued Expenses                           11,332               147                   -         11,479
Deferred Income                             1,139                 -                   -          1,139
Other Loans                                 6,500               300                   -          6,800
Shareholder Loans                          10,712             5,289        (b)   (9,521)         6,480
                                      -----------    --------------            --------       --------
Total Liabilities                         114,847             8,007             (17,635)       105,219
                                      -----------    --------------            --------       --------

Stockholders' equity

Share Capital                                  59                 -        (c)       11             70
Retained Earnings                         (68,818)           (6,177)       (d)    6,177        (68,818)
Additional Paid in Capital                 10,623                 -       (b,c)  35,239         45,862
                                      -----------    --------------            --------       --------
Total Shareholders' Funds                 (58,136)           (6,177)             41,427        (22,886)
                                      -----------    --------------            --------       --------
Total Liabilities
and Stockholders' Funds               $    56,711    $        1,830            $ 23,792       $ 82,333
                                      ===========    ==============            ========       ========

(1) The pro-forma unaudited combined balance sheet as of September 30, 1999 gives effect to the following pro-forma adjustments:

     (a) Capitalization of goodwill and other intangible assets amounting to $25,177,000 arising on the acquisition of EquiTel Communications Limited. This represents the purchase price (excluding any contingent consideration) of $19 million plus the fair value of net liabilities acquired of $6,177,000. Goodwill is being amortized over 10 years under the straight-line method. Other intangible assets are being amortized over 5 years under the straight-line method.

     (b) A debt to equity conversion of $16,250,000, resulting in the issue of 6,000,000 shares.

     (c) Shares valued at $19 million issued as the non-contingent consideration to acquire EquiTel Communications Limited, resulting in the issuance of 4,947,917 shares.

     (d) The elimination of pre-acquisition retained earnings in EquiTel Communications Limited amounting to $6,177,000.

     (e)  The elimination of intercompany balances.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations

You should read the following discussion and analysis together with Telemonde's financial statements, including the notes, appearing elsewhere in this registration statement.

Overview

We are an international communications company that is creating an international network which will connect countries in the developed world with regional centers in the emerging markets.

Telemonde Investments Limited, a British Virgin Islands company and the holding company for the Telemonde business, was formed in March 1998. Telemonde, Inc. (formerly Pac-Rim Consulting, Inc.) acquired Telemonde Investments Limited on May 14, 1999. In exchange for all of the issued and outstanding shares of Telemonde Investments Limited, Telemonde, Inc. issued 35,297,000 restricted shares of Telemonde, Inc.'s common stock. Pac-Rim Consulting, Inc. was a dormant shell company with no operating history but was listed on the NASD Over-the-Counter Bulletin Board.

The issuance of common stock by Pac-Rim was accounted for as a reverse purchase acquisition of Pac-Rim by Telemonde Investments Limited. Although Pac-Rim was the surviving legal entity in the Reverse, Telemonde Investments Limited is considered to be the acquirer in the transaction because:

  . the sole shareholder of Telemonde Investments Limited prior to the acquisition became the majority shareholder of Pac-Rim following the acquisition;
  .  Telemonde management became Pac-Rim management following the acquisition;
     and
  .  Pac-Rim was simply a shell company rather than an operating business.

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Following the acquisition by Telemonde Investments Limited, Pac-Rim Consulting,
Inc.'s name was changed to Telemonde, Inc. On November 9, 1999, Telemonde, Inc. became a Delaware corporation by merging into a newly formed Delaware subsidiary.

We have a limited operating history. Our financial information relates principally to a period in which we were obtaining trans-atlantic capacity and were establishing our business and market presence. We have incurred operating losses and negative cash flow since our inception. Despite recognizing $35,188,000 in revenues, Telemonde incurred a deficit on total shareholder equity of $58,136,000 for the period from March 10, 1998 (the date of inception) through September 30, 1999. We expect to continue to incur operating losses and negative cash flow for at least the first half of 2000 as we continue to establish our networks and expand our services. The continuation and magnitude of our operating losses and negative cash flows in the future will be affected by a variety of factors, including:

     . The ability to put in place working capital facilities and to increase our capital base.
     . The rate at which we add new customers and the prices those customers pay for our bandwidth and internet services.
     . The mix of our business, including, among other factors, the proportion of IRUs compared to leases and short term rentals we sell to our customers.
     . The ability and cost to obtain trans-atlantic and other bandwidth capacity; in particular the cost of bandwidth under the major supplier agreements currently under re-negotiation.
     . Customer payment terms where customers require a deferred payment plan for their purchase of our IRUs.
     . The speed and extent to which we add networking and other related services, including but not limited to our telehousing facilities, to our portfolio of products and services.
     . The ability to predict demand for our networking and other related services, including but not limited to our telehousing facilities.
     . The ability of our local relationships in emerging markets to support our customers and meet our obligations.
     . The completion of our planned networks and infrastructure and the expansion of our networks generally, with completion being achieved by currently expected completion dates.
     . General economic, financial, competitive, legislative, regulatory, licensing, and other factors that are beyond our control,

We have financed, and expect to continue to finance, our net losses, debt service, capital expenditures and other cash needs through flexible supplier payments, the issuance of debt and the proceeds from sales of shares of common stock.

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As a development stage company, we have not yet completed our transition to an operating company. It is anticipated that our network and operations center will be established by the end of the first half of 2000. Although our senior management team has substantial industry knowledge and experience, it has been built up in the course of 1999 and has only recently been completed. EquiTel was only formed in late 1998, only recently signed several major contracts and, following its acquisition in November 1999 needs to be fully integrated into Telemonde.

The transition from a development stage company to an operating company places significant demands on our management and operations. We are in the process of expanding the management and operational capabilities necessary for this transition. Our ability to manage this transition successfully will depend on, among other things:

 .  expanding, training and managing our employee base, including attracting, retaining and motivating highly skilled personnel;
 .  creating customer interface and operations, administrative and maintenance systems;
 .  procuring terrestrial capacity to provide connectivity to inland cities.

There can be no assurance that we will succeed in developing all or any of these capabilities, and any failure to do so could have a material adverse effect on our results of operations.

Industry Trends

Bandwidth demand is expected to more than double in the next two years. This future growth of bandwidth demand will be met by the building of new cable infrastructure. This will be particularly visible in Western Europe and the USA, where a significant number of cable systems will be brought into service over the next 18-24 months (including TAT-14, Flag-Atlantic, Level 3's Yellow System, Hibernia, Southern Cross). As Asia progresses with liberalization, we would expect to see the same broad pattern develop during the next five years.

We believe that following the recent sharp decline in market price, existing supply and demand are now well matched. Current prices are cost based to ensure that existing inventories are run down prior to new cable systems becoming operational. The future market pricing of bandwidth will be affected by any future imbalances between supply of capacity and demand per bandwidth and therefore by the timing of new generation cable systems.

These developments have impacted buyer behavior by shifting some purchase decisions away from outright capacity ownership (IRUs) to short-term leases (less than 1 year durations typically), in anticipation of lower prices in the near future. Buyers are balancing the cost of purchasing short term bandwidth to meet user driven demand for bandwidth and service quality in a competitive market against a forward view of prices for IRUs on the new cable systems and delivery date expectations. We believe that the demand for bandwidth will be driven primarily from Internet Protocol (IP) based services

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and the growing availability of broad band capacity on the wireline and wireless access networks. This, coupled to the radically reduced cost base for international bandwidth, will increase the demand for new high-speed data and internet services over the next 18 months due to the abundance of high-quality, cost-effective bandwidth, particularly on trans-atlantic and intra-European routes. Services such as high capacity streaming video and content via the Internet, previously thought to be uneconomical, will develop rapidly as prices for the underlying bandwidth steps down to the next, technology driven, level.

As the Internet user market continues to be redefined into smaller and more focused user groups, a key dynamic of this market will be the large number of smaller service providers using the Internet as a distribution channel for their content. This presents a major opportunity for wholesale operators to provide a range of bandwidth, telehousing, commodity content and support services to these service providers, enabling them to concentrate on their core capabilities.

Our subsidiary, telemonde.net, is ideally placed to exploit these increases in demand for bundled support services.

Revenues

Operating revenues for the nine month period ended September 30, 1999 totaled $5.9 million compared with $29.3 million for the period beginning March 10, 1998 and ended December 31, 1998. The principal reason for the decline in revenues for the nine month period ended September 30, 1999 has been the rapid decline of prices in the trans-atlantic bandwidth capacity industry in 1999. Customers were reluctant to purchase capacity while prices were falling, and we were unable to sell capacity profitably until we had renegotiated terms with our suppliers.

Our medium-term contracts for the supply of trans-atlantic bandwidth were contracted for in 1998 and early 1999 at fixed prices and before the unexpectedly severe fall in market prices. The details of our Capacity Purchase Agreements with suppliers are described in detail in the section on "Liquidity and Capital Resources" below. In order to address this bandwidth price compression, we have has reached agreements in principle but have yet to sign definitive agreements with our principal suppliers to replace its old capacity with new capacity on higher-value networks on the Atlantic, Pacific, Europe and South American regions. The management is of the opinion that the carrying value of the new capacity is equivalent to the cost of the old capacity and that the final agreements will be executed within a reasonable time on the terms already agreed upon in principle.

Although we believe that trans-atlantic market prices have now stabilized, we can give no assurance that prices may not fall further. We have made in the past, and may make in the future, commitments to suppliers to obtain bandwidth capacity. Market price reductions reduce and can eliminate the expected margin on bandwidth sales over the purchase price from the supplier. In addition, we would need to seek further price reductions from our suppliers for future bandwidth capacity purchases in order to restore margins and the outcome of such negotiations are inevitably uncertain. Therefore our business, financial

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

condition, and operating results could be materially and adversely affected by market price declines.

A number of companies are constructing or have plans to construct new submarine and terrestrial fiber optic systems. The additional capacity may create over-capacity in the market and cause future prices to drop which could have an adverse impact on our revenues and operational results. In the European terrestrial market, lead times are short and there is significant competition from new or upgraded systems. Therefore, it is possible that there will be over-capacity in the European market and that prices may fall.

To further offset the possible impact of future bandwidth capacity market fluctuations, we have diversified our revenue streams through the acquisition of EquiTel and the formation of telemonde.net S.A.

Although we expect EquiTel's switched services to be a significant service of growth and revenues in the future, our operations relating to the pre-paid card business face a number of risks, which include:

     . the increased entry into the market by pre-paid card vendors, including vendors that are larger than us;
     . our reliance on a small number of independent distributors to place pre-paid cards in retail outlets;
     . our inability to create exclusive pre-paid phone card distribution arrangements in certain markets;
     .    the availability of alternative telephony methods;
     .    the cost sensitive nature of consumer demand; and
     .    the lack of customer loyalty to any particular pre-paid card company.

Many of these risks may cause prices to drop throughout the pre-paid card industry. Because we depend on informal relationships with independent distributors to market and sell our products, increased competition and lower prices could force us to further lower our prices to continue to sell pre-paid cards to these distributors. We cannot guarantee that we will be able to continue to provide competitively priced pre-paid cards to our distributors or that lower prices in the pre-paid card marketplace will not have a negative effect on the results of our operations.

Results of Operations

For the nine months ended September 30, 1999 compared with the period from March 10, 1998 to December 31, 1998

Operating revenues decreased $23.4 million or 80% from $29.3 million for the period ended December 31, 1998 to $5.9 million for the nine months ended September 30, 1999. Sales of Indefeasible Rights of Use fell $25.4 million or 88% from $28.9 million for the period ended December 31, 1998 to $3.5 million for the nine months ended

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

September 30, 1999. Backhaul and maintenance revenues increased $1.8 million or 450% from $0.4 million in the period ended December 31, 1998 to $2.2 million in the nine months ended September 30, 1999. The increase in backhaul and maintenance revenues reflects the fact that the related sales agreements came into effect part way through the period ended December 31, 1998. Leasing revenues increased from nil in the period ended December 31, 1998 to $0.2 million in the nine months ended September 30, 1999.

Revenues are overwhelmingly attributable to the subsidiaries of Telemonde Investments Limited, and are analyzed by company as follows:

Line costs decreased $27.2 million or 84% from $32.5 million in the period ended December 31, 1998 to $5.3 million in the nine months ended September 30, 1999. The decrease reflects an equivalent decrease in capacity sales. Line costs are attributable to the subsidiaries of Telemonde Investments Limited.

Reserve for inventory increased $40.7 million from nil in the period ended December 31, 1998 to $40.7 million in the nine months ended September 30, 1999. The reserve for inventory is attributable to a rapid decline in market prices in 1999.

Provision for doubtful debts increased from nil in the period ended December 31, 1998 to $0.9 million in the nine months ended September 30, 1999. The provision relates to a 1999 capacity sale made by Telemonde International Bandwidth (Bermuda) Limited.

The cost of contract cancellation decreased from $6.1 million in the period ended December 31, 1998 to nil in the nine months ended September 30, 1999. On April 16, 1999, Telemonde terminated a Capacity Purchase Agreement with Gemini. Under the terms of the Capacity Purchase Agreement Telemonde was committed to drawing down capacity over a three year period. Under the termination arrangement, the commitment, other than the capacity already drawn down, has been cancelled. All costs connected with the termination arrangement have been expensed in the period ended December 31, 1998 as the decision to terminate the Capacity Purchase Agreement was made in 1998.

Selling, general and administrative expenses increased $4.9 million or 445% from $1.1 million in the period ended December 31, 1998 to $6.0 million in the nine months ended September 30, 1999. Staff costs increased from nil in the period ended December 31, 1998 to $1.0 million in the nine months ended September 30, 1999. The increase in staff costs reflects the fact that Telemonde Networks Limited was incorporated on February 16, 1999 to perform the sales and marketing functions previously undertaken outside the Company by Telemonde Limited and to build infrastructure and staff. Legal fees increased $1.2 million or 200% from $0.6 million in the period ended December 31, 1998 to $1.8 million in the nine months ended September 30, 1999. The increase in legal fees reflects an increase in corporate finance activity. Other selling, general and administrative expenses increased $2.8 million or 700% from $0.4 million in the period ended December 31, 1998 to $3.2 million in the nine months ended September 30, 1999, primarily as a result of an increase in travel and accommodation costs.

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Amortization of financing costs increased from nil in the period ended December
31, 1998 to $9.0 million in the nine months ended September 30, 1999. The increase is attributable to the warrants issued to Communications Collateral Limited and Global Crossing in 1999. Generally accepted accounting principles in the United States require that the fair value of the warrants is recorded as an expense over the period of the related financing.

Loan arrangement fees decreased $0.8 million or 62% from $1.3 million in the period ended December 31, 1998 to $0.5 million in the nine months ended September 30, 1999. The decrease is attributable to a fall in the aggregate value of bridging finance to date in 1999 compared with 1998.

Interest income increased $0.4 million or 200% from $0.2 million in the period ended December 31, 1998 to $0.6 million in the nine months ended September 30, 1999. The increase is attributable to an increase in income from sales interest on capacity sold on deferred payment terms.

Interest expense increased $0.8 million or 236% from $0.3 million in the period ended December 31, 1998 to $1.1 million in the nine months ended September 30, 1999 since average borrowings increased.

The net loss increased $45.4 million or 388% from $11.7 million in the period ended December 31, 1998 to $57.1 million in the nine months ended September 30, 1999. The net loss for these periods is attributable to:

                                                 Period from March     Nine months
                                                    10, 1998 to      ended September
                                                 December 31, 1998      30, 1999
Telemonde, Inc.                                                  -          (436,000)
Telemonde Investments Limited                                    -        (1,551,000)
Subsidiaries of Telemonde Investments Limited          (11,732,000)      (55,099,000)
Total                                                 ($11,732,000)     ($57,086,000)

The increase of $45.4m in the net loss arises principally from the reserve for inventory of $40.7 million and the amortization of financing costs of $9.0 million in the nine months ended September 30, 1999 as described above. Excluding the reserve for inventory and the amortization of financing costs, the net loss would have decreased 37% from $11.7 million in the period ended December 31, 1998 to $7.4 million in the nine months ended September 30, 1999.

Liquidity and Capital Resources

Telemonde's liquidity requirements arise from:

     . purchases and maintenance of bandwidth capacity and network equipment; . development of intelligent network platforms, which includes pre-paid calling cards and other value-added telephony services;

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

     . interest and principal payments on outstanding indebtedness; . net cash used in operating activities; and . acquisitions of, and strategic investments in, businesses.

Telemonde has satisfied its liquidity requirements to date through operating cash flows, vendor finance, short-term bridge financing, shareholder loans and equity subscriptions.

Net cash used in operating activities was $20.0 million in the nine months ended September 30, 1999, compared to net cash provided by operating activities of $2.7 million in the period from March 10, 1998 to December 31, 1998. The increase in net cash used in operating activities was primarily due to a fall in receipts under capacity sales agreements, an increase in payments under capacity purchase agreements and an increase in general and administrative payments.

Net cash used in investing activities was $0.8 million in the nine months ended September 30, 1999 compared to nil in the period from March 10, 1998 to December 31, 1998. Net cash used in investing activities in the nine months ended September 30, 1999 comprises purchases of property, plant and equipment.

Net cash provided by financing activities was $18.2 million in the nine months ended September 30, 1999 compared with $30,000 in the period from March 10, 1998 to December 31, 1998. Proceeds from shareholder loans increased from nil in the period ended December 31, 1998 to $10.7 million in the nine months ended September 30, 1999. Proceeds from the Communications Collateral Limited Capacity Option Agreement increased from nil in the period ended December 31, 1998 to $6.5 million in the nine months ended September 30, 1999. In the period from March 10, 1998, Telemonde repaid loans of $18.3 million which had been drawn down in the period.

Telemonde's ability to meet its liquidity requirements is dependent on its ability to generate cash inflows from operations and raise short term or permanent finance. Since inception through September 30, 1999, Telemonde has had negative cash flow from operating activities of $17.3 million. In addition, Telemonde incurred net losses of $11.7 million in the period ended December 31, 1998 and $37.9 million in the nine months ended September 30, 1999. On a pro forma basis, after giving effect to the acquisition of EquiTel, Telemonde would have had a net loss of $14.0 million in the period ended December 31, 1998 and $46.5 million in the nine months ended September 30, 1999.

We plan to make expenditures of approximately $40 million in the first half of 2000 to build infrastructure and organize our bandwidth and switched services businesses. This includes the purchase of bandwidth capacity for our own networks, planned leasing and rental business, and our customers' requirements. We hope to fund these expenditures from a short-term bridge financing, vendor financing and from planned equity funding, as well as from proceeds of future sales.

Beyond the initial amount, we will incur additional capital expenditures to support our projected growth of the bandwidth business. In particular, we aim to significantly grow

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our bandwidth leasing and rental business by purchasing additional bandwidth capacity to be leased to our customers. We expect to meet the cash requirements of our capital expenditures from:

     .  cash flow from fiber sales and operations;
     .  income from route management operations;
     .  income from our intelligent network services;
     . additional equity and/or debt financing; and . supplier financing, if available.

Our failure to accomplish any of the foregoing sources may significantly delay or prevent capital expenditures. If we are unable to make our capital expenditures as planned, our business may grow slower than expected with a material adverse effect on our business, financial condition, results of operations, and the value of our securities.

We currently do not have the capital base or working capital facilities to meet our current and projected commitments. If we fail to successfully obtain necessary capital, or to obtain an insufficient amount of capital, we would harm our prospects and could jeopardize our existence. We have benefited from the willingness of suppliers to reschedule commitments and payments and may continue to require and take advantage of such flexibility in the future. However, this reliance on supplier flexibility for short term funding inevitably leads to pressure from suppliers which weakens our commercial position. In addition, it could result and has resulted in formal events of default, which could endanger us, especially if this supplier flexibility ceased to be available. It is for this reason that we plan to seek substantial external debt and equity funding.

The independent auditors have reported that the financial statements for the period from March 10, 1998 to December 31, 1998 have been prepared assuming that the Company will continue as a going concern. As discussed in note 12 to the financial statements, the Company has incurred a net loss of $11.7 million. At December 31, 1998, total liabilities exceeded total assets by $11.7 million. These factors, and the others discussed in Note 12, raise substantial doubt about the ability of the Company to continue as a going concern if it fails to raise additional debt and equity financing. The financial statements do not include any adjustments relating to the recoverability of recorded assets, or the amounts of liabilities, that might be necessary in the event the Company fails to raise additional financing and cannot continue in existence.

We have incurred a high level of debt. As of September 30, 1999, Telemonde and EquiTel had a combined $122,854,000 in total liabilities, including:

     . $79,162,000 to capacity suppliers relating to undrawn bandwidth. Undrawn bandwidth comprises trans-atlantic bandwidth capacity, which we have not yet drawn-down and taken delivery of from the supplier, but to which we are committed to draw down at scheduled dates under the terms of Capacity Purchase Agreements with the supplier.

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     .  $15,001,000 of advances from third parties, which amount was subsequently converted into equity on November 10, 1999.
     . $5,815,058 owed to Communications Collateral Limited under a Capacity Option Agreement.
     .  $1,000,000 in loans to EquiTel from Rhone Financial Indemnity Re
        Limited.

The amount of our debt could have important consequences for our future, including, among other things:

     . cash from operations may be insufficient to meet the principal and interest on our indebtedness as it becomes due;
     . payments of principal and interest on borrowings may leave us with insufficient cash resources for our operations; and
     . restrictive debt covenants may impair our ability to obtain additional financing.

We are in discussions with investment bankers for the immediate provision of short-term debt and equity financing. The amount of this financing which is required to meet our commitments is significant.

We cannot assure you that our current negotiations and discussions will be successful. Failure to successfully complete our current negotiations and discussions will not only impair our ability to develop our business but may also result in the termination of our operations.

Due to our lack of liquidity resulting from a decline on the market for wholesale fiber optic bandwidth, we have been unable to generate sufficient cash flow to meet certain of our debt service requirements and have triggered events of default under our monetary obligations on a number of our material contracts. We are, however, renegotiating our capacity purchase agreements with our two major suppliers, MCI WorldCom and Atlantic Crossing.

MCI WorldCom Capacity Purchase Agreements. In December of 1998 and on March 31, 1999, Telemonde, through its now wholly owned subsidiary Telemonde International Bandwidth Limited, entered into agreements for the purchase of four units of bandwidth capacity on the Gemini network. Specifically, Telemonde acquired the IRUs in three units of capacity under the December 1998 agreement, and acquired the right for an additional unit of capacity under the March 1999 agreement. Under these agreements, Telemonde is also required to pay annual maintenance charges. As of filing, Telemonde has paid the amounts due under the March 1999 agreement. However, as a result of the liquidity problems detailed above, Telemonde was unable to fulfill its obligations to draw down and pay for the three units of capacity under the December 1998 agreement. Furthermore, Telemonde was delinquent on its annual maintenance charges under both agreements, resulting in an overall default to MCI WorldCom in the amount of approximately $28 million.

In light of these circumstances, Telemonde has recently executed a Standstill Letter from MCI WorldCom in which MCI WorldCom has agreed to refrain from (a) taking any

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

action to enforce payment of the sums owed to MCI WorldCom under the capacity purchase agreements; (b) taking any action to enforce or make a demand under any guarantee, indemnity or security related to the capacity purchase agreements; and (c) commence any insolvency proceedings against Telemonde or any of its subsidiaries. The Standstill Letter expires upon the earlier of (i) the full payment of the sums owed under the capacity purchase agreements; (ii) June 8, 2000; or (iii) Telemonde's failure to comply with a number of terms and conditions, which includes the prohibition against the sale of assets, dividends and the borrowing of any additional funds without the signed written consent of MCI WorldCom's agent other than permitted borrowings.

Telemonde has also executed a letter of intent termed a "Capacity Swap Letter" in which MCI WorldCom has agreed to enter into a binding agreement with Telemonde to permit Telemonde to swap the bandwidth purchased under the above capacity purchase agreements for new bandwidth on MCI WorldCom's European Ulysses network. The Capacity Swap Letter is conditional on satisfaction by Telemonde of its obligations under the Standstill Letter.

Despite the technical defaults with Global Crossing and MCI WorldCom detailed above, Telemonde has been in extensive negotiations with senior management in both organizations towards the end of 1999 and continuing into January 2000. It should also be noted that while these discussions have been held, Telemonde has made a number of payments to both suppliers for services rendered and both suppliers

     . agreed to continue to provide all services to existing Telemonde customers, including maintenance of the cable systems;
     .  not taken up the option to enact the default;
     . actively supported Telemonde in the development of its strategy and network deployment;
     . allowed further capacity to be taken on a leased basis to assist in fulfilling Telemonde's order book.

It is the opinion of Telemonde's management that the ongoing negotiations with both suppliers will lead to a successful conclusion of the outstanding defaults and provide Telemonde with much more flexible supply contracts.

Atlantic Crossing Limited Capacity Purchase Agreement. Telemonde, through its now wholly-owned subsidiary Telemonde Bandwidth (Bermuda) Limited, agreed to acquire an aggregate of 16 STM-1(s) on Segment S-1 from Atlantic Crossing Limited, under a Capacity Purchase Agreement dated June 10, 1998. Since the summer of 1999, we have not drawn down any capacity from Atlantic Crossing and have not made any payments under this agreement and are in default under the payment terms in the amount of approximately $53 million, in addition to interest and outstanding maintenance payments. Management is in discussions with Global Crossing, the parent company of Atlantic Crossing, to renegotiate the terms of the contract, including the extension of capacity drawdowns to include the entire Global Crossing system, rather than just trans-atlantic capacity. This will allow Telemonde to expand according to its overall business strategy.

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Gemini Capacity Purchase Agreement. On April 3, 1998, Telemonde, through its now wholly owned subsidiary Telemonde International Bandwidth (Bermuda) Limited, purchased Indefeasible Rights of Use relating to trans-atlantic capacity from Gemini Submarine Cable System Limited. Specifically, Telemonde agreed to acquire up to a maximum of STM-16. Due to a subsequent and rapid decline in the market for wholesale telecommunications bandwidth, the capacity sale agreement was amended by three letter agreements dated January 27, April 16, and April 22, 1999. These amendments provided that an IRU for only one (1) STM-1 would be acquired, and a second STM-1 would be leased for a lump sum payment plus monthly payments for a three-month period ending July 16, 1999. Further negotiations between the parties provided that the lump sum payment would fall due on October 7, 1999 in the form of two promissory notes. As of the date of filing, Telemonde has paid Gemini the full balance owing for the IRU relating to the first STM-1. However, Telemonde has not fulfilled its obligations under two promissory notes in the amount of $2.7 million. Although this default gives Gemini the right to immediately terminate the Indefeasible Rights of Use, Gemini has not done so as of the date of this filing. Furthermore, such a termination would not substantially effect Telemonde's bandwidth sales contracts, as it only has one customer operating on the Gemini network under this particular capacity purchase agreement, and this customer is protected under the agreement with Gemini.

Current Obligations to Communications Collateral Limited. On April 15, 1999, Telemonde, through its now wholly owned subsidiary Telemonde Investments Limited, entered into a series of agreements with Communications Collateral Limited, including, among others, agreements for: (1) the sale of an IRU for bandwidth to Communications Collateral Limited; (2) the grant of an option to Communications Collateral Limited which, among other things, required Telemonde to repurchase the bandwidth upon Communications Collateral Limited's request; and (3) a $1 million loan by Communications Collateral Limited to Telemonde due and repaid on August 12, 1999. In connection with these principle agreements, the three subsidiaries of Telemonde Investments Limited guaranteed the obligations of Telemonde Investments Limited under those agreements, including its obligation to pay back the loan and to repurchase the bandwidth in the event that Communications Collateral Limited exercised its option.

On August 14, 1999, Communications Collateral Limited exercised its option to require Telemonde to repurchase the capacity. Telemonde was unable to complete this repurchase and was in default in the amount of approximately $5 million. As a result, Communications Collateral Limited had the right to foreclose on essentially all of the assets of Telemonde Investments Limited, including its ownership interests in the three subsidiaries of Telemonde Investments Limited, all of the assets in any of the foregoing subsidiaries, including their rights under Telemonde's bandwidth sale contracts; and any ownership interest the foregoing subsidiaries might have in any other Telemonde entities until the default was cured. The amount of the foreclosure, however, would not have exceeded the amount of the indebtedness.

On January 13, 2000, Communications Collateral Limited executed a Forbearance Agreement with Telemonde. Under the terms of the Forbearance Agreement, Communications Collateral Limited agreed not to exercise its rights of default under the foregoing agreements until February 15, 2000, in consideration of certain additional credit enhancements, including the issuance of additional shares and the payment of $500,000.

Liabilities at December 31, 1999. As at December 31, 1999, Telemonde and EquiTel had a combined $102.1 million of total liabilities. This included $78.3 million owed to capacity suppliers relating to undrawn bandwidth and $4.5 million owed to Communications Collateral Limited, with which whom we were in default. As at December 31, 1999 we therefore had incurred events of default in respect of $82.8 million of the total liabilities.

We also had the following obligations, included in the total liabilities of $102.1 million at December 31, 1999:

 .   $1 million in loans to EquiTel from Rhone Financial Indemnity Re Limited, repayable when EquiTel's resources permit.
 .   $1 million in loans to Telemonde from Kingsfame Investments, to be repaid on
    March 7, 2000.
 .   $1 million in loans to Telemonde from Atlas, repaid by Telemonde in January
    2000.
 .   $830,000 in loans from Dunloe, of which $165,000 was repaid in January 2000 and the balance is to be converted into equity.

At December 31, 1999 we had no material capital commitments. We intend to establish our own operations center, as described in our plan of operation in
Item 1. This will involve capital expenditure of approximately $2 million in respect of network equipment and connectivity. The intended sources of funds for this expenditure are described below.

Fund Raising Plans. We currently do not have the capital base or working capital facilities to meet our projected commitments. We are currently seeking short-term debt finance, primarily to repay the obligations to Communications Collateral Limited. In addition we plan to raise additional equity in the order of $20 million to provide us with an increased capital base for the future.

We can give no assurance that our plans to raise additional equity will be successful. If we fail to obtain the necessary capital, or to obtain an insufficient amount of capital, this would harm our prospects and could jeopardize our existence. We have benefited in the past from the willingness of suppliers to reschedule commitments and payments and may continue to require and take advantage of such flexibility in the future. However, this reliance on supplier flexibility for short term funding inevitably leads to pressure from suppliers. In addition, it has resulted in the past and could result in the future in formal events of default, which could endanger us, especially if this supplier flexibility ceased to be available. It is for this reason that we plan to seek substantial external funding.

Recent Events and Transactions

EquiTel. Telemonde acquired EquiTel Communications Limited on November 8, 1999. The maximum aggregate value of the consideration payable by Telemonde to the shareholders of EquiTel is $69 million. The consideration is to be satisfied as follows:

     . the initial consideration of $19 million was satisfied by the issuance to the EquiTel shareholders of restricted shares of common stock of Telemonde.

     . on or before June 30, 2001 or within seven days thereafter, a sum not exceeding $30 million will be paid to EquiTel shareholders in proportion to their respective interests in EquiTel by the issue of restricted shares of common stock of Telemonde, which amount will be based upon its earnings.

     . on or before June 30, 2002 or within seven days thereafter, a sum not exceeding $50 million, less the amount paid on June 30, 2001, will be paid to EquiTel shareholders in proportion to their respective interests in EquiTel by the issue of restricted shares of common stock of Telemonde, which amount will be based upon its earnings.

TGA Limited. On August 13, 1999 Telemonde acquired 100% of the issued and outstanding stock of TGA(UK) Limited. The former shareholders of TGA received 200,000 shares of common stock of Telemonde, Inc. as consideration for the TGA stock.

ITS (Spain). Telemonde, through its subsidiary EquiTel, entered into an agreement to acquire ITS Europe, which is a Spanish registered company that sells and distributes telecommunications products and services, including pre-paid calling cards. This agreement was conditional on the market price of the common stock of Telemonde being and remaining above $3 per share, since this would impact on the value received by the sellers. As a result of the recent decline in the Telemonde share price, the sellers exercised their right not to proceed with the agreement.

Desert Telecommunications Services. EquiTel holds 49% of the issued share capital of Desert Telecommunications Services LLC, an Omani company which is a joint venture between EquiTel and a local partner to provide intelligent network services to Oman. On November 8, 1999 EquiTel entered into a letter of intent to increase its share of the profits of Desert Telecommunications Services from the current 50% profit. As a result of the discussions with the local partner, it was agreed that EquiTel's profit share from the joint venture would be increased to 75%. An agreement to this effect was signed as of January 1, 2000. The consideration for this transaction will be satisfied by the issue of 1,250,000 shares of Common Stock of Telemonde, Inc.

Global Switch (London) Limited. On November 8, 1999, Telemonde Networks entered into a lease and service agreement, subject to certain conditions, for space in the London Switch Building and agreed to lease space in Paris and Amsterdam upon completion of those carrier hotels. The London facility will house Telemonde's London switching equipment.

Global Communications (Holdings) Limited. On November 5, 1999, Telemonde and Global Communications signed a letter of intent for the purchase by Telemonde of the entire share capital of Global Communications (Holdings) Limited, a UK based Internet applications service provider. The letter of intent contained a number of conditions on both parties before completion of the acquisition might occur. Although discussions with Global Communications are continuing some of the conditions remain unfulfilled and as a result this acquisition is unlikely to proceed.

TGA Limited. On August 13, 1999, Telemonde acquired 100% of the issued and outstanding stock of TGA(UK) Limited. The former shareholders of TGA received 200,000 shares of common stock of Telemonde, Inc. as consideration for the TGA stock.

Future acquisitions

A key element of our business strategy is to acquire or make future investments in complementary assets and businesses. A major portion of our future growth will be as a result of such acquisitions. Acquisitions, including our recent acquisitions of EquiTel and TGA, and intended possible acquisitions of ITS Europe, and strategic investments involve financial and operational risks. In order to effect an acquisition we may incur indebtedness and will need to service that indebtedness or we may need to issue additional equity, which will lead to dilution. An acquisition may not provide the benefits originally anticipated while we continue to incur operating expenses. There may be difficulty in integrating the service offerings, distribution channels and networks gained through acquisitions and strategic investments with our own. Although we attempt to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, such unexpected liabilities nevertheless may accompany such strategic investments and acquisitions. We cannot guarantee that we successfully will:

  . identify attractive acquisition and strategic investment candidates; . complete and finance additional acquisitions on favorable terms; or . integrate the acquired businesses or assets into our own.

We cannot guarantee that the integration of our business with any acquired business, including the business of EquiTel, will be accomplished smoothly or successfully, if at all. If we encounter significant difficulties in the integration of the existing services or technologies or the development of new technologies, resources could be diverted from our development, and delays in our development could occur. Successful integration of operations and technologies requires the dedication of management and other personnel which may distract their attention from our day-to-day business, the development or acquisition of new technologies, and the pursuit of other business acquisition opportunities.

Quantitative and Qualitative Disclosures about Market Risk

Telemonde's primary market risk exposures relate to changes in foreign currency rates. Telemonde is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. In the future, Telemonde expects to continue to derive a significant portion of its net revenue and incur a significant portion of its operating costs outside the United States, and changes in foreign currency exchange rates may have a significant effect on Telemonde's results of operations. Telemonde historically has not engaged in hedging transactions to mitigate foreign exchange risk.

Telemonde's main exchange risk currently arises from fluctuations between the US dollar and pounds sterling. Its revenue from bandwidth sales is in US dollars. Although capacity purchases are also made in dollars, Telemonde's sales, general and administrative costs are mostly incurred in pounds sterling because most of its employees are based in its executive and administrative offices in London England.

EquiTel's revenues will be mainly received in the local currency of the country of operations (for example, in Omani rigals) in the case of the current contract in Oman). As EquiTel's contracts are mainly contracted through local joint ventures and partnerships, much of the costs of the contract are also incurred in the same local currency. However, there will be an exchange risk on the profit or loss of the local operations or joint venture arising from the fluctuation of the local currency, against the pounds sterling (in which currency EquiTel's central sales, general and administrative costs in London are mainly incurred).

We will derive substantial revenues from international operations and a key element of our business strategy is to expand our operations in international markets. Accordingly, our business is subject to certain risks inherent in international operations. These risks include:

 .    unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;
 .    difficulties in staffing and managing overseas operations;
 .    problems in collecting accounts receivable;
 .    political risks;
 .    fluctuations in currency exchange rates;
 .    foreign exchange controls which restrict or prohibit repatriation of funds;
 .    technology export and import restrictions or prohibitions;
 .    delays from customs brokers or government agencies; and
 .    potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws.

During our limited operating history we have not experienced any material adverse effects with respect to our overseas operations arising from such factors. However, problems associated with such risks could arise in the future. Finally, managing operations in multiple jurisdictions will place further strain on our ability to manage our overall growth.

In addition, EquiTel's targeted markets are in emerging markets, including Africa, the Middle East, most of the Asia Pacific region, the Indian sub-continent, Southern and Central America, and parts of Eastern Europe. Political and social instability is widespread in many such areas and EquiTel is subject to greater risks and potential losses due to unexpected changes in political regimes.

We rely on local relationships in these emerging markets to support our customers. Failure on the part of our local contacts to fulfill their obligations may harm our reputation, business and operations. We, and in particular our switched services business, utilize local persons to market our services and provide local training and support. The quality of the local training and support may be inconsistent and may not reach our "benchmark" of quality service levels. In this event, customer relations, and possible future business, may be jeopardized. In addition, our senior management may be diverted to remedy the failure of our local relationships and this diversion may impede other projects.

Telemonde's results of operations may be affected by fluctuations in currency exchange rates. Whilst all revenues have been earned in U.S. Dollars, a portion of operating costs are incurred in currencies other than U.S. Dollars, such as Pounds Sterling. A partial mismatch in operating revenues and expenses could lead to fluctuations in results of operations due to changes in the value of the U.S. Dollar relative to foreign currencies. Although we continue to have a relationship with these customers, for instance through their annual maintenance contracts, they have not to date placed further orders with us for bandwidth capacity.

There will also be currency gains or losses on translation of EquiTel's financial statements, which as a UK company are initially prepared in pounds sterling, into US dollars for consolidation into Telemonde, Inc.'s consolidated financial statements.

Year 2000 Compliance

General. In advance of the start of the Year 2000, we reviewed our network elements, computer systems, software applications and other business systems in order to determine if any of these systems will not properly reflect or recognize the year 2000. We identified, corrected, reprogrammed and tested our systems for Year 2000 readiness. We contacted third party suppliers of our major equipment, software and systems to identify and resolve any issues involving Year 2000 readiness. We put in place contingency plans to mitigate, to the extent possible, any Year 2000 non-readiness if it occurred.

Costs. We incurred minimal expenditures in 1999 to complete our Year 2000 readiness program. This does not include the costs of systems, software and equipment that were being replaced or upgraded in the normal course of business. The costs of modifying our network elements, software and systems for Year 2000 readiness were being funded from existing cash resources and were charged as expenses as incurred.

Outcome. There was no instances of failure, non-readiness or non-compliance in our equipment, network, software or computer systems arising from the effect of the date change to the Year 2000. Although we can give no assurance that failures or non-compliance may not occur in the future, we are confident that Year 2000 issues will not have a material adverse effect on our business or results of operations.

Other Risk Factors

Our business involves a significant number of material risks, which are either disclosed elsewhere in this registration statement or are set forth below.

Certain of our officers and directors may have conflicts of interest with Telemonde.

Certain of our directors and executive officers also serve as officers and directors of other companies. Additionally, certain of our officers and directors are active investors in the telecommunications industry. Although these directors have fiduciary obligations to Telemonde under Delaware law, service as a director or officer of Telemonde and as a director or officer of another company could create conflicts of interest. In particular, we have an advisory agreement with Sands Brothers, of which Mark Hollo is the managing director. Mr. Hollo's duties as a manager at Sands Brothers could be in conflict with his duties as a Telemonde board member. Any of these conflicts of interest could have a material adverse effect on our financial condition. Telemonde has not adopted special voting procedures to deal with such conflicts of interest and resolution of these conflicts may be unfavorable to Telemonde but intends to adopt such procedures in the near future.

Telemonde may be adversely affected if we do not successfully manage the expansion of our bandwidth and switched services business and our expansion into new markets and services.

In conjunction with our acquisition of EquiTel, we intend to expand our switch services business at a rapid rate. We expect switched services to be a significant source of growth and revenues in the future. In addition, we plan to offer new telecommunications services, expand and interconnect its service in its existing markets, and enter new markets. If we are not successful in implementing these changes, our operating results will be negatively impacted.

Our ability to manage this expansion depends on many factors, including the ability to:

     .  attract new customers and sell new services to existing customers;
     .  expand our network and available bandwidth design;
     .  acquire and install transmission and switching facilities;
     .  obtain any required governmental permits and rights-of-way;
     .  implement interconnection with local exchange carriers;
     .  expand, train and manage our employee base;
     . improve our financial, operating and information systems to effectively manage our growth;
     . acquire suitable telehouse facilities; and . accurately predict and manage the cost and timing of our capital expenditure programs.

Even if we are successful in completing the infrastructure to support our expanded business, that business may not be profitable and may not generate positive cash flow.

We depend on local connections that may be difficult and expensive to obtain.

We offer customers end-to-end management of the circuit and termination at local sites. Therefore, we must provide backhaul capacity and local connectivity. However, there can be high and unexpected costs in providing local connections due to initial installation costs, annual local tail rentals, lack of availability of fiber between connection points, difficulty in obtaining permission to install fiber and a small number of alternative suppliers. In addition, local connection agreement may be subject to local regulation. We may not be able to obtain backhaul and local connectivity at rates that are both competitive and profitable.

If we do not respond effectively and on a timely basis to rapid technological change, our business could suffer.

If we do not successfully use or develop new technologies, introduce new services or enhance our existing services on a timely basis, or if new technologies or enhancements used or developed by us do not gain market acceptance, our business could be damaged. The telecommunications industry, including the Internet, is characterized by rapidly changing technology, industry standards, customer needs and competition, as well as by frequent new product and service introductions. Our future success will depend, in part, on our ability to accomplish all of the following in a timely and cost-effective manner, all while continuing to develop our business model and rolling-out our services:

     .  effectively use and integrate leading technologies;
     .  continue to develop our technical expertise;
     . develop new products and services that meet changing needs of telecommunications industry and ISPs;
     .  have the market accept our services;
     . advertise and market our products and services; and . influence and respond to emerging industry standards and other changes.

We cannot assure you that we will successfully be able to use new technologies, introduce new services or enhance our existing services on a timely basis, or that new technologies or enhancements used by us will achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. In addition, we cannot assure you that, if required, we will successfully adapt our network and services to alternate access devices and conduits.

Adoption of New Accounting Standards

The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. For example, gains or losses related to changes in the fair value of a derivative, not designated as a hedging instrument, are recognized in earnings in the period of the change, while certain types of hedges may be initially reported as a component of other comprehensive income until the consummation of the underlying transaction.

SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter. On that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No. 133. Earlier application of all of the provisions of SFAS No. 133 is encouraged, but it is permitted only as of the beginning of any fiscal quarter. SFAS No. 133 is not to be applied retroactively to financial statements of prior periods. The Company believes that the adoption of this standard will not have a material effect on the Company's consolidated results of operations or financial position. The FASB has delayed the effective date of SFAS No. 133 by one year to years beginning after June 15, 2000 by the issuance of SFAS No. 137.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs, and requires that such costs to be expensed as incurred. SOP 98-5 applies to all non-governmental entities and is generally effective for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements previously have not been issued. The adoption of SOP 98-5 is not expected to have a material impact on results of operations, financial position, or cash flows of the Company as the Company's current policy is substantially in accordance with SOP 98-5.

In June 1999 the Financial Accounting Standards Board issued interpretation No. 43 ("FIN43") which states that SFAS 66 applies to all sales of real estate, including real estate with property improvements or integral equipment.

The corporation adopted FIN 43 on July 1, 1999. As a result, capacity sales agreements entered into subsequent to June 30, 1999 are bifurcated into an equipment portion and a real estate portion. The real-estate portion is classified as an operating lease. Revenues are recognised on a straight line basis over the life of the agreement. The equipment portion of a capacity sales agreement is classified as a direct financing sub lease. The difference between the gross investment in the capacity sales agreement and the cost of the capacity is initially recorded as deferred interest income. Deferred interest income is amortized to interest income so as to produce a constant periodic rate of return on the net investment in the capacity sales agreement. Under the terms of substantially all capacity sales agreements, the purchase price is due in full when the capacity is ready for service. In such cases, revenue is recognised when the capacity is ready for service.

Capacity purchase agreements entered into subsequent to June 30, 1999 are bifurcated into an equipment portion and a real estate portion. The real estate portion is classified as an operating lease. Leasing costs are recognised on a straight line basis over the lift of the agreement. The equipment portion of a capacity purchase agreement is classified as a capital lease. Capacity acquired under capital leases is initially recorded as an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term. Thereafter it is stated at the lower of carrying value and fair value.

ITEM 3.   PROPERTIES

As of January 14, 2000, Telemonde owned none of its office or operations facilities. All of Telemonde's operations were located at leased properties, as set forth below.

                               Location                             Type
                               --------                             ----
         Telemonde
            London, England
               40 Portman Square                                   Office
               Aylesbury Street                                  Telehouse
               Harbour Exchange, London Docklands                Telehouse
               Coriander Avenue, London Docklands                Telehouse
            New York, New York
               230 Park Avenue*                                    Office
               200 Madison Avenue**                                Office
               8th Avenue                                        Telehouse
               Hudson Street                                     Telehouse
         EquiTel
            London, England
               40 Portman Square                                   Office
         Telemonde Networks Limited
            London, England                                      Switching
         telemonde.net
            Geneva, Switzerland                                    Office
         Desert Telecommunications Services, LLC
            Muscat, Oman                                           Office

     *Pending.

     **Terminated.


Telemonde's executive and administrative offices are located in London. EquiTel leased this space from its landlord on March 1, 1999 for a period of seven (7) years. The costs of the lease are allocated between Telemonde and EquiTel. After January 14, 2000, Telemonde intends to relocate its New York office to 230 Park Avenue. Upon execution of a lease, Telemonde will lease this property for a period of six (6) months. Previously, the New York offices of Telemonde were located at 200 Madison Avenue. After negotiation with the property owner, Telemonde terminated this lease in January 2000 and has satisfied its obligations in full to the property owner and has cleared the previous event of default under the lease.

In London and New York, Telemonde leases "telehouse" facilities to house the routing and switching equipment that operates Telemonde's network and interconnects it to the networks of other carriers. Telemonde's present telehouse facilities also contain space that can be used to house equipment to operate its local networks in London and New York when those networks are developed. Telemonde generally leases telehouse facilities for periods of one year, and renews the leases annually.

On November 8, 1999, Telemonde Networks Limited entered into a lease with Global Switch (London) Limited for space in the London Switch Building, East India Dock. This facility will be used for switching traffic on Telemonde's network, as well as providing network switching services to other carriers. Telemonde's lease with Global Switch is contingent upon the termination of a third party's prior lease for the same space. We believe this condition will be fulfilled in the near future, permitting Telemonde to use the switch facility.

We consider the offices and facilities described above to be appropriate for the current position and size of the business. They enable us to market our services, serve our customers, house our employees and fulfil our contracts in a satisfactory manner. As our business grows, we shall need to lease additional space for our equipment, network and employees. In particular we are in discussions for additional space in London for the operations center, which we plan to establish in the first half on 2000.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides you with certain information, as of January 14, 2000 regarding beneficial ownership of Telemonde's common stock by: (1) each of our directors and named executive officers (the "named executive officers" are described in the Summary Compensation Table set forth in Item 6); (2) each person whom we believe beneficially owns more than 5% of our outstanding voting stock; and (3) all executive officers and directors as a group. In accordance with the rules promulgated by the Securities and Exchange Commission, this ownership includes shares currently owned as well as shares which the named person has the right to acquire beneficial ownership of within 60 days, through the exercise of options, warrants or other rights. Except as otherwise indicated, each stockholder listed below has sole voting and investment power as to the shares owned by that person.

                                                        Amount and Nature of          Percentage
              Name and Address (1)                   Beneficial Ownership (2)(3)     of Class (4)
              --------------------                   ---------------------------     ------------
Kevin F.H. Maxwell (5)                                       3,183,790                    4.8%
Adam N. Bishop (6)                                             989,583                    1.5
Andrew J. Hedges                                                    --                     --
Harry D. Pomeroy (7)                                           989,583                    1.5
Nicholas Topham (8)                                            682,812                    1.0
Larry Trachtenberg (9)                                         484,402                      *
Mark G. Hollo (10)                                             980,263                    1.5
Miguel Tirado (11)                                             105,263                      *

Intelecom Limited (12)                                      29,260,000                   43.8
Lake Building, 1st/ Floor
Wickhams, Cay One
Road Town, Tortola
British Virgin Islands

Communications Collateral Limited (13)                       7,602,825                   10.4
The Tropic Isle Building
Road Town, Tortola
British Virgin Islands

All Directors and Executive Officers as a group              7,415,398                   11.1
(9 persons)

*    Less than one percent of Telemonde common stock.

(1) If no address is given, the named individual is an executive officer or director of Telemonde, whose business address is: 40 Portman Square, London, England.

(2) Shares of common stock that a person has the right to acquire within 60 days of January 14, 2000 are deemed outstanding for computing the percentage ownership of the person having the right to acquire such shares, but are not deemed outstanding for computing the percentage ownership of any other person.

(3) Beneficial ownership for each named person includes the number of shares initially issued to him, her or it upon the acquisition of EquiTel by Telemonde, but does not include shares that may be issued to each person as additional consideration paid to former EquiTel shareholders, as described in Item 7, "Certain Relationships and Related Transactions."

(4) As of January 14, 2000, there were 66,771,750 shares of common stock issued and outstanding.

(5) Mr. Maxwell's beneficial ownership includes 2,756,790 shares of Telemonde common stock attributable to Mr. Maxwell because of his right to purchase such shares from Intelecom Corporation Limited, under the arrangements described below under "Ownership by Rhone Financial and Intelecom." Mr. Maxwell's beneficial ownership also includes 426,702 shares of Telemonde common stock held by Telcoworld Limited, in which Mr. Maxwell has a 33.4% ownership interest, which were received by Telcoworld as consideration for its beneficial ownership of shares in EquiTel.

     ownership interest, which were received by Telcoworld as consideration for its beneficial ownership of shares in EquiTel.

(6) Mr. Bishop's shares were received as consideration for his beneficial ownership of shares in EquiTel.

(7) All shares attributed to Mr. Pomeroy are held by his wife and were received as consideration for her beneficial ownership of shares in EquiTel.

(8) Mr. Topham's shares were received as consideration for his beneficial ownership of shares in EquiTel.

(9) All shares attributed to Mr. Trachtenberg are held by his wife and were received as consideration for her beneficial ownership of shares in EquiTel.

(10) Mr. Hollo's beneficial ownership includes 105,263 shares authorized for issuance to Mr. Hollo as compensation for his membership on the Board of Directors, which number represents $250,000 in shares of common stock, valued at $2.375 per share. The compensation package provides the shares will be issued at the closing sales price on the business day prior to issuance, and $2.375 represents the price per share as of the close of business on January 14, 2000. The actual number of shares issued to Mr. Hollo may be different than 105,263. Mr. Hollo's ownership also includes 875,000 shares beneficially owned by Black Trust, beneficiaries of which are descendants and other family members of Mr. Hollo. Mr. Hollo is agent for Black Trust through a Power of Attorney.

(11) Dr. Tirado's beneficial ownership includes 105,263 shares authorized for issuance to Dr. Tirado as compensation for his membership on the Board of Directors, which number represents $250,000 in shares of common stock, valued at $2.375 per share. The compensation package provides the shares will be issued at the closing sales price on the business day prior to issuance, and $2.375 represents the price per share as of the close of business on January 14, 2000. The actual number of shares issued to Dr. Tirado may be different than 105,263.

(12) The beneficial owner of Intelecom Limited is Rhone Financial Indemnity Re Ltd., an Irish company, which formerly was the sole shareholder of Telemonde Investments Limited and which created Intelecom as a vehicle for its ownership of Telemonde shares. Intelecom has granted or will grant to certain persons, including Mr. Maxwell, the right to purchase Telemonde shares from Intelecom. The beneficial ownership of persons holding such rights is identified separately in the table. For more information, see "Rhone Financial and Intelecom" below.

(13) The beneficial ownership of Communications Collateral Limited includes 5,025,831 shares of Telemonde common stock issuable upon the exercise of a warrant for the purchase of such shares at an exercise price of $2.70, as amended by the Forbearance Agreement between Communications Collateral and Telemonde; this number is equal to seven percent of Telemonde's issued and outstanding common stock as of January 14, 2000. The warrant presently is exercisable, and will remain exercisable until the third anniversary of the closing date of the first transaction that raises additional capital for Telemonde of at least $10 million through the sale of equity securities. The beneficial ownership of Communications Collateral also includes a 1,016,829 shares of Telemonde common stock issuable under a penalty provision in a registration rights agreement between Telemonde and Communications Collateral. For more information, see "Communications Collateral Limited" below.

Rhone Financial and Intelecom

Rhone Financial Indemnity Re Ltd., an Irish company, operates an investment and asset management business for private investors. Rhone was the founding shareholder and sole beneficial owner of Telemonde Investments until the reverse acquisition of Pac-Rim, following which Telemonde (formerly Pac-Rim) became the sole owner of Telemonde

Investments. As part of this transaction, Rhone agreed that, Kevin Maxwell, Adam Bishop, Harry Pomeroy and other Telemonde employees and associates were to have a majority interest in Telemonde, leaving Rhone with an agreed-upon minority interest. To complete this reorganization, on September 30, 1999 Rhone transferred all its common stock in Telemonde to Intelecom Corporation Limited, a newly created British Virgin Islands company owned by Rhone.

The transfer of shares of Telemonde common stock from Rhone to the Telemonde employees and affiliates entitled to the shares under the agreement with Rhone will be completed in the following manner. Intelecom will grant the right to purchase shares of Telemonde common stock from Intelecom to an Employee Benefit Trust to be organized for the benefit of certain Telemonde employees. Along with a number of other employees, Mr. Bishop, Mr. Hedges, Mr. Pomeroy, Mr. Topham and Mr. Trachtenberg would hold Telemonde shares through the trust. As of January 14, 2000, however, the Trust had not been organized, and accordingly neither the beneficial ownership of the Trust nor that of the individual employees of Telemonde in the shares held by Intelecom is indicated in the above table. Intelecom will grant non-employees the right to purchase shares of Telemonde common stock directly from Intelecom.

Mr. Maxwell, however, has informed Intelecom of his intention to purchase the 2,756,790 shares of Telemonde common stock to which he is entitled directly from Intelecom, instead of purchasing them through the Trust, and Intelecom has agreed to permit Mr. Maxwell to do so. Because Mr. Maxwell could purchase these shares at any time, beneficial ownership of the number of shares which he is entitled to purchase has been included in the table.

Communications Collateral Limited

Communications Collateral Limited, a British Virgin Islands company, is an investment company widely owned by third party investors. On April 15, 1999, Telemonde Investments Limited, which now is a wholly owned subsidiary of Telemonde, entered into a series of contracts, providing for:

   . the sale of an IRU for bandwidth to Communications Collateral for $6.5 million;

   . the grant of an option to Communications Collateral which, among other things, required Telemonde to repurchase the bandwidth for $6.5 million upon Communications Collateral's request; and

   . a $1 million loan by Communications Collateral to Telemonde due in August 1999.

On September 1, 1999, Telemonde issued to Communications Collateral a warrant for the purchase of a number of shares of Telemonde's common stock equal to 7% of Telemonde's outstanding common stock, as of a date not yet fixed, and entered into a Registration Rights Agreement with respect to the shares of Telemonde common stock held by Communications Collateral or issuable upon exercise of the warrant. The number of shares issuable upon the exercise of the warrant will fluctuate; if the warrant had been exercised in full on January 14, 2000, Communications Collateral would have received 5,025,831 shares of Telemonde's common stock. The stated exercise price of the warrant is $2.70 per share, as amended by the Forbearance Agreement between Communications Collateral and Rhone. The warrant is exercisable at any time from September 1, 1999 until the third anniversary of the closing date of the first transaction that raises additional capital for Telemonde of at least $10 million through the sale of equity securities. No such transaction has occurred since the issuance of the warrant. The 5,025,831 shares issuable upon exercise of the warrant are included in Communications Collateral's beneficial ownership as set forth in the above table.

Pursuant to the Registration Rights Agreement, Telemonde is obligated to issue to Communications Collateral an additional number of shares of its Common Stock equal to 1.5% of its outstanding common stock. The Registration Rights Agreement provides for the issuance of such shares as a penalty for failing to register the shares of Telemonde common stock held by Communications Collateral under the Securities Act prior to November 11, 1999. At the end of each thirty-day period following November 11, 1999 during which the common stock held by Communications Collateral has not been registered under the Securities Act, the number of shares which Communications Collateral is entitled to receive increases by one-half of one percent (0.5%) of Telemonde's outstanding common stock, subject to a maximum of six percent of Telemonde's outstanding common stock. No consideration will be received by Telemonde for the issuance of such shares to Communications Collateral. As of January 14, 2000 no shares of Telemonde's common stock had been issued pursuant to this provision.

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

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

The following table and biographies sets forth information concerning the directors and executive officers of Telemonde.

                                                                                                       Expiration of
             Name                  Age                            Position                            Term as Director
             ----                  ---                            --------                            ----------------
Kevin F.H. Maxwell (1)              41     Chairman and Director                                            2002
Adam N. Bishop                      40     President, Chief Executive Officer, Treasurer and Director       2001
Andrew J. Hedges                    31     Executive Vice President and Chief Operating Officer              N/A
Harry D. Pomeroy                    45     President of EquiTel                                              N/A
Nicholas Topham                     42     Chief Executive Officer of EquiTel                                N/A
Larry S. Trachtenberg               47     Executive Vice President and Managing Director of EquiTel         N/A
Count Gottfried A. von Bismarck     37     Vice President, Secretary and Director                           2000
Mark G. Hollo (1) (2)               49     Director                                                         2002
Miguel D. Tirado (1) (2)            56     Director                                                         2001

(1)  Member of the audit committee.

(2)  Member of the compensation committee.

Kevin F.H. Maxwell, 41, Chairman and Director
Mr. Maxwell, a co-founder of Telemonde, joined Telemonde and has served as Chairman of the Board and a director of Telemonde since May 1999, when Telemonde Investments acquired Pac-Rim in a reverse acquisition, creating Telemonde. From 1993 to 1999, Mr. Maxwell was a self-employed strategic business development consultant affiliated with Westbourne Communications Limited ("Westbourne"), a UK consulting firm. Through Westbourne, he provided advice and consultancy services to a range of telecommunications-related clients. In particular, prior to joining Telemonde, he provided through Westbourne advice to Telemonde on its early development and on corporate finance issues. Until 1991, Mr. Maxwell was Deputy Chairman and Deputy Chief Executive Officer of Maxwell Communication Corporation plc, and its subsidiary Macmillan, Inc. and a director of Mirror Group Newspapers (together, the "Maxwell Group"). The Maxwell Group, which was controlled by Mr. Maxwell's late father, Robert Maxwell, collapsed in December 1991. In 1992, Mr. Maxwell was declared bankrupt as a result of the civil litigation arising from the collapse of the Maxwell Group. This bankruptcy was discharged in 1995. In 1996, Mr. Maxwell was acquitted of all criminal charges related to the collapse of the Maxwell Group.

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

Adam N. Bishop, 40, President, Chief Executive Officer, Treasurer and Director Mr. Bishop, a co-founder of Telemonde and EquiTel, joined Telemonde Networks Limited in March 1999, and has served as the President, Treasurer and a director of Telemonde since May 1999, when Telemonde Investments acquired Pac-Rim in a reverse acquisition, creating Telemonde. From 1996 until 1999, Mr. Bishop served as a consultant to various telecommunications companies, including EquiTel, to which he provided advice in relation to the development of its route management business. During this period, Mr. Bishop also served for a time as chief executive officer of North American Gateway, Ltd., a wholesale voice telephony carrier and a division of North American Gateway, Inc., where he established the parent company's operations in Europe. From 1991 to 1996 Mr. Bishop was employed by British Telecommunications, plc, a leading international telecommunications company ("British Telecom"), where he was head of new business development in international carrier services.

Andrew J. Hedges, 31, Executive Vice President and Chief Operating Officer
Mr. Hedges joined Telemonde in November 1999 and has served as Chief Operating Officer since then. Prior to joining Telemonde, he gained substantial experience in commercial operations, sales and marketing and international services from his previous positions at leading telecommunications companies. From 1997 to 1999, he was the Managing Director of First Telecom plc, the largest independent telecommunications retailer in the United Kingdom. From 1994 to 1997, he was Commercial Operations Manager in the United Kingdom for MFS WorldCom, now MCI WorldCom, a leading international telecommunications company ("MCI WorldCom"). Prior to joining MCI WorldCom, he worked at Gemini Submarine Cable Systems Limited, a trans-Atlantic fiber-optic cable construction and sales company, and British Telecom.

Harry D. Pomeroy, 45, President of EquiTel
Mr. Pomeroy, a co-founder of Telemonde and EquiTel, joined EquiTel in September 1998 upon its incorporation and has served as President and a Director of EquiTel since then. He joined Telemonde in November 1999, upon the acquisition of EquiTel by Telemonde. He is one of the small number of experts with extensive experience and knowledge of the traditional carrier marketplace, new telecom carriers, and the emerging wholesale telecommunications marketplace. Prior to joining EquiTel, Mr. Pomeroy was the head of Commercial Carrier Operations at MCI WorldCom from 1996 to 1998. From 1985 to 1996 he held various sales and marketing positions at British Telecom, becoming Group Sales Manager for Global Accounts in 1993 and later the head of International Carrier Marketing Operations.

Nicholas Topham, 42, Chief Executive Officer of EquiTel
Mr. Topham joined EquiTel in May 1999 and has served as Chief Executive Officer and a Director of EquiTel since then. He joined Telemonde in November 1999, upon the acquisition of EquiTel by Telemonde. He specializes in international wholesale communications and telecommunications strategic development. Prior to joining EquiTel, Mr. Topham was a director of the Global Communications and Entertainment Global Practice of Arthur Andersen, a leading international accounting firm, from 1997 to 1999. Prior to joining Arthur Andersen, he spent 13 years at British Telecom from 1984 to 1997, becoming head of Business Development and Strategy for International Wholesale Services.

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

Larry S. Trachtenberg, 47, Executive Vice-President and Managing Director of EquiTel
Mr. Trachtenberg, a co-founder of EquiTel, joined EquiTel in September 1998 and has served as Managing Director of EquiTel since November 1998. He joined Telemonde in November 1999, upon the acquisition of EquiTel by Telemonde. Mr. Trachtenberg has extensive management experience in the telecommunications, Internet, new media and financial services industries. Prior to joining EquiTel, from 1992 to 1998 he was a consultant to a number of companies, including Telemonde, and prior to that held senior management positions in communications and financial services businesses. In 1991, Mr. Trachtenberg was Managing Director of Maxwell Central & East European Partners plc, a subsidiary of Robert Maxwell Group plc., a private company. The Maxwell Group, controlled by the late Mr. Robert Maxwell, collapsed in December 1991. In 1996, Mr. Trachtenberg was acquitted of all criminal charges related to the collapse of the Maxwell Group.

Count Gottfried A. von Bismarck, 37, Vice President, Secretary and Director Count von Bismarck joined Telemonde and has served as Vice President, Secretary and a director of Telemonde since May 1999, when Telemonde Investments acquired Pac-Rim in a reverse acquisition, creating Telemonde. From December 1998 until he joined Telemonde, he was a Director of London International Development Corporation, an international investment business with interests in the telecommunications sector in central Asia and India, among other investments. From September 1997 until December 1998, he was Director of Fund Management for AURORA Kapital Limited, a German investment business. From May 1995 to August 1997, Count von Bismarck served as an advisor to the Minister of Privatization of Croatia, where he developed and implemented the Croatian Mass Privatization Program, strategies for the privatization of public utilities, including telecommunications, and infrastructure projects. Prior to his work with the Croatian Minister, from 1993 to 1995 Count von Bismarck worked as a management consultant specializing in business turn-around management in the former East Germany and in the Czech Republic. From 1991 to 1993 he worked for the State Privatization Agency (Treuhandanstalt) of the Federal Republic of Germany, managing a portfolio of 28 large and medium sized companies in the electronics communications sector.

Mark G. Hollo, 49, Director
Mr. Hollo became a director of Telemonde in November 1999. Mr. Hollo has served as a Managing Director of Investment Banking for Sands Brothers & Company, Ltd., a securities and investment banking firm and member of the New York Stock Exchange since 1992. Pursuant to an engagement letter with Sands Brothers dated October 27, 1999, as amended, Telemonde has agreed to use its best efforts to elect a designee of Sands Brothers to the Telemonde Board for a period of three years. Mr. Hollo has been appointed to the Board as such designee.

Miguel D. Tirado, Ph.D., 56, Director
Dr. Tirado became a director of Telemonde in November 1999. Since 1986, Dr. Tirado has been the Dean of Graduate Studies and Research and a Professor of Management Systems at California State University, Monterey Bay. He has been a Senior Fellow at the Institute for Defense Education and Analysis at the Naval Post Graduate School in Monterey, California since 1996. Dr. Tirado also currently is Managing Director of Tirado and Associates, a management consulting firm advising clients in California's Silicon Valley. Prior to joining the faculty of California State University, Monterey Bay, he was the European Marketing Director for Pacific Telesis, a US-based telecommunications company and now a subsidiary of SBC Communications, Inc.

Management Structure

The executive officers listed above, with the exception of Count von Bismarck, are responsible for the control and oversight of all Telemonde operations, including those conducted by Telemonde Networks, EquiTel, Telemonde Investments Limited and telemonde.net. Telemonde intends to expand its executive officers group by recruiting a Chief Financial Officer in the first half of 2000.

Telemonde's executive officers are supported by a management team with extensive experience in the telecommunications industry. Telemonde's key management includes:

Ray Pritchard, 34, President, Telemonde.net
Mr. Pritchard joined Telemonde in May 1999 and has served as President of telemonde.net since its formation. Since 1982, he has developed an in-depth background in international telecommunications by working at all levels of the industry, from technician to senior management, and has extensive knowledge of Internet multimedia businesses. Prior to joining Telemonde, Mr. Pritchard was Director of Products and Services of Unisource Carrier Services, a European second-tier telecommunications carrier, where he was responsible for development of Internet carrier platforms. He is a former director of the European Competitive Telecommunication Association, an association of independent European telecommunications carriers. He was responsible for the market launch of interactive multimedia with British Telecom prior to joining Unisource.

Susan Connabeer, 41, Legal Services Director, Telemonde Group
Ms. Connabeer joined Telemonde in August 1999 and is responsible for the provision and coordination of legal services for both Telemonde and EquiTel. She has considerable legal and commercial experience within the global telecommunications industry, having specialized in telecommunications outsourcing within the banking and financial sector. Recently, she has worked for Warburg Dillon Read, a leading investment bank, MCI WorldCom and BT Syncordia, a subsidiary of British Telecom.

Andrew Hardy, 35, Business Development Director, Telemonde Networks
Mr. Hardy joined Telemonde in October 1999. Mr. Hardy has accumulated 14 years of telecommunications industry experience in both Europe and the Far East. He was employed by MCI WorldCom from March 1994 until he joined Telemonde, where he most recently was Director of Broadband Sales. Prior to working at MCI WorldCom, he was employed by Nortel Networks, Inc., a leading manufacturer of telecommunications network equipment.

Jason Peacock, 39, Technological and Operations Director, Telemonde Networks Mr. Peacock joined Telemonde in March 1999. He has substantial international telecommunications experience, especially in voice solutions and telephony service offerings. He worked for British Telecom from 1982 to 1999, and was its Commercial Manager, Voice Solutions from 1997 until he joined Telemonde.

Sara Vale, 33, Customer Service Director, Telemonde Networks
Ms. Vale joined Telemonde in May 1998 and is responsible for servicing international major accounts. From 1994 to 1997, Ms. Vale managed the customer service team responsible for strategic accounts at MCI WorldCom. From 1990 to 1995, she worked for British Telecom, where she held management posts in Business Development and International Customer Service.

Neil Webzell, 35, Sales Director, Telemonde Networks
Mr. Webzell joined Telemonde in February 1999. He has 15 years' experience in international communications sales with GPT PayPhone Systems Ltd., a payphone equipment manufacturer, Mannesmann Information Systems, Ltd., a manufacturer of computer hardware and software for the equipment leasing and wholesale distribution industries, and Plessey Telecommunications Ltd., a U.K. telecommunications equipment manufacturer. He worked for British Telecom from 1991 to 1999, where he was most recently its Sales Manager of the Carrier Service Division from 1997 until he joined Telemonde.

Ethelbert J.L. Cooper, 45, Vice President of International Operations, EquiTel Mr. Cooper joined EquiTel in September 1999. He has extensive management and industrial experience throughout Africa. From 1981 until he joined Telemonde, he was chairman of a diversified project management and trading group, with interests in transportation and telecommunications operating in Southern and Western Africa.

Mark Willard, 42, Director of Operations, EquiTel
Mr. Willard joined EquiTel in 1998 and was appointed a director of EquiTel in July 1999. He has wide experience in telecommunications, particularly satellite and transmission engineering. Between 1992 and 1998, he was principal consultant for CDI Associates, a telecommunications and information technology consulting firm which he co-founded. Prior to founding CDI, Mr. Willard managed British Telecom's satellite stations and developed its international corporate networks.

Board of Directors

Classified Board of Directors. Telemonde's Certificate of Incorporation divides the board into three classes, as nearly equal in number as possible. Directors within each class are elected to serve three-year terms and approximately one-third of the directors sit for election at each annual meeting of stockholders. Count von Bismarck is in Class I and has been elected to serve as director until the 2000 annual meeting of shareholders in 2000. Mr. Bishop and Mr. Tirado are in Class II and have been elected to serve as directors until the 2001 shareholder meeting. Mr. Maxwell and Mr. Hollo are in Class III and have been elected to serve as directors until the 2002 shareholder meeting.

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

Board Relationships. We are not aware of any family relationships between any directors or executive officers of Telemonde. No director of Telemonde currently serves as a director of any other United States public company.

Board Committees. The Board of Directors has appointed an Audit Committee and a Compensation Committee.

Audit Committee. The Audit Committee was initially established in November of
---------------
1999 and consists of Mr. Maxwell, Mr. Hollo and Mr. Tirado. The Audit Committee has the authority and responsibility to:

   . Hire one or more independent public accountants to audit our books, records and financial statements and to review our systems of accounting (including our systems of internal control);

   . Discuss with such independent public accountants the results of such audit and review;

   . Conduct periodic independent reviews of the systems of accounting (including systems of internal control); and

  . Make reports periodically to the full Board of Directors with respect to its findings.

Compensation Committee. The Compensation Committee initially was established in
----------------------
November of 1999 and consists of Mr. Hollo and Mr. Tirado. The Compensation Committee is responsible for fixing the compensation of our executive officers and will decide other compensation matters including the operation of any stock option plans, management bonus plans, and awards.

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

ITEM 6.   EXECUTIVE COMPENSATION

The table and notes below show the annual, long-term and other compensation for services in all capacities to Telemonde, EquiTel and their subsidiaries paid during the years ended December 31, 1999 and December 31, 1998 to the Chief Executive Officer and the other four most highly compensated executive officers of Telemonde during the year ended December 31, 1999 (the "named executive officers"):

                                                                                  Annual Compensation
                                                                               --------------------------
                                                                Year           Salary (2)       Bonus (2)
        Name                         Position                   (1)              ($)              ($)
----------------------     ----------------------------         ----           ----------       ---------
K.F.H. Maxwell (3)         Chairman                             1999           220,529.93           0
A.N. Bishop (3)            Chief Executive Officer              1999           198,143.73           0
H.D. Pomeroy (4)           President of EquiTel                 1999           265,302.33           0
N. Topham (4)              CEO of EquiTel                       1999           181,968.75           0
L.S. Trachtenberg (4)      Managing Director of EquiTel         1999           218,799.32           0

(1) No compensation was paid by Telemonde or any of its subsidiaries for the organization of Telemonde Investments on March 10, 1998 until December 31, 1998.

(2) Compensation figures shown reflect the conversion of compensation paid in UK pounds sterling into U.S. dollars at $1.62 per (Pounds)1.00, the exchange rate in effect on December 31, 1999.

(3) Disclosure for Mr. Maxwell and Mr. Bishop reflects compensation paid from the date each became an executive officer until December 31, 1999: May 1999 for Mr. Maxwell, and March 1999 for Mr. Bishop.

(4) Disclosure for Mr. Pomeroy, Mr. Topham and Mr. Trachtenberg reflects compensation paid to each by Telemonde from November 1999, when they became executive officers of Telemonde following the acquisition of EquiTel, until December 31, 1999; and compensation paid to each by EquiTel during 1999 prior to the acquisition.

The compensation amounts shown above represents the salary and other compensation paid by Telemonde or EquiTel to the named individuals in the years ended December 31, 1998 and December 31, 1999. The table excludes any payments made for consulting services provided by individuals prior to joining Telemonde or EquiTel. Any such payments are described in Item 7, "Certain Relationships and Related Transactions."

Employment Agreements

Telemonde, Inc. has entered into an employment agreement with Mr. Maxwell, retaining him as Telemonde's Chairman. The term of the agreement runs until June 30, 2002, after which either Mr. Maxwell or Telemonde may terminate the agreement with six months' notice. The agreement provides for a basic salary for Mr. Maxwell of (Pounds)240,000 per year, equal to approximately $389,000 at the exchange rate on December 31, 1999, and private health insurance for Mr. Maxwell and his family. No provision has been made in the agreement for bonus payments, stock option grants, or pension contributions to Mr. Maxwell.

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

Telemonde Networks Limited has entered into an employment agreement with Mr. Bishop, retaining him as President and Chief Executive Officer of Telemonde and Telemonde Networks Limited. The term of the agreement runs until June 30, 2002, after which either Mr. Bishop or Telemonde Networks Limited may terminate the agreement with six months' notice. The agreement provides for a basic salary for Mr. Bishop of (Pounds)240,000 per year, equal to approximately $389,000 at the exchange rate on December 31, 1999, and private health insurance for Mr. Bishop and his family. No provision has been made in the agreement for bonus payments, stock option grants, or pension contributions to Mr. Bishop.

At the time of Telemonde's acquisition of EquiTel, EquiTel entered into employment agreements with Mr. Pomeroy, Mr. Topham and Mr. Trachtenberg, retaining them as President, Chief Executive Officer, and Executive Vice President and Managing Director, respectively, of EquiTel. The term of each agreement runs until June 30, 2002. The agreement between EquiTel and Mr. Pomeroy provides for a basic salary of (Pounds)240,000 per year, equal to approximately $389,000 at the exchange rate on December 31, 1999. The agreement with Mr. Topham provides for a basic salary of (Pounds)225,000 per year, equal to approximately $364,500 at the exchange rate on December 31, 1999. The agreement provides with Mr. Trachtenberg for a basic salary of (Pounds)185,000 per year, equal to approximately $300,000 at the exchange rate on December 31, 1999. No provision has been made in any of these agreements for bonus payments, stock option grants, or pension contributions.

Board Compensation

Non-employee directors, including Mr. Hollo and Mr. Tirado, will receive $100,000 per year for their services. In addition, they have the right to receive common stock worth $250,000 upon appointment to the board, and additional stock distributions equal to $250,000 for each additional year they serve on the board of directors. Other than reimbursements for reasonable expenses incurred, directors do not receive any additional compensation for serving on board committees. Employee directors do not receive any additional compensation for acting as directors.

Telemonde has a consulting agreement with Count Gottfried von Bismarck under which he is responsible for developing Telemonde's business relationships in German-speaking areas. The term of the agreement is one year and provides for a fee of $120,000 per year, payable in monthly installments. The agreement automatically is renewed for additional three-month terms, unless notice of termination is given by Telemonde or Count von Bismarck 60 days before the expiration of the then-current term.

The directors of Telemonde Investments Limited from its inception were Mr. Michael Collins and Ms. Susan Williams. Telemonde Investments Limited made payments totaling $225,000 in 1999 and $37,000 in 1998 for directors and consulting services to companies controlled by Mr. Collins.

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

Compensation Committee Interlocks and Insider Participation

The compensation committee of the Board was initially established in November of 1999 and consists of Mr. Hollo and Mr. Tirado. Neither Mr. Hollo nor Mr. Tirado are or ever have been officers or employees of Telemonde. No executive officer of Telemonde serves as a member of the board of directors or compensation committee of another entity that has one or more executive officers that serve as a member of the Telemonde board or the Telemonde compensation committee. Prior to the appointment of the compensation committee, executive compensation was set by Telemonde's full board of directors.

Although neither the full board of directors nor the compensation committee has a specific compensation policy which is used to establish executive compensation, when making compensation decisions, the committee considers such factors as:

     . Telemonde's need to recruit, motivate and retain high quality executives; and

     . Market salary comparisons for experienced executives in the telecommunications industry.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

EquiTel and its Acquisition

Telemonde and EquiTel have had a close relationship since their respective inceptions, on March 10, 1998 and September 17, 1998. Even before Telemonde's acquisition of EquiTel on November 8, 1999, their principals and management overlapped, they used shared premises and services and, in circumstances where it was mutually beneficial, they made joint presentations to potential customers. However, prior to the acquisition, the two businesses were legally separate. Therefore, a significant part of the following discussion relates to transactions between the two companies and their respective management teams.

Acquisition of EquiTel. Telemonde acquired EquiTel Communications Limited on November 8, 1999. EquiTel's total assets at September 30, 1999 were $1,830,000. The maximum aggregate value of the consideration payable by Telemonde to the shareholders of EquiTel is $69 million. Telemonde's valuation of EquiTel was based on the historic price/earnings ratios of similar telecommunication companies, applied to the anticipated future after-tax earnings of EquiTel. The maximum aggregate value of the consideration payable reflected that the consideration was payable wholly in Telemonde shares and that the majority of the consideration was deferred and dependent on earn-outs through EquiTel achieving its anticipated future earnings.

At the time of the acquisition, Mr. Maxwell and Mr. Bishop were executive officers and directors of Telemonde and were beneficial owners of EquiTel shares. In view of Mr. Maxwell's and Mr. Bishop's potential conflicts of interest regarding the acquisition of EquiTel, Telemonde's negotiations with EquiTel were conducted, and the terms of the acquisition were approved by, Count von Bismarck. Count von Bismarck and the board of directors of Telemonde appointed Gouldens, Solicitors, London, United Kingdom to advise Telemonde on the legal and contractual aspects of the acquisition, and appointed Brown, Shipley & Co., Investment Bankers, London, United Kingdom to advise Telemonde on the valuation of and consideration in respect of EquiTel.

The purchase price for the acquisition of EquiTel will be paid as follows:

     . On November 8, 1999, the initial consideration of $19 million was satisfied by the issuance to the EquiTel shareholders of 4,947,917 restricted shares of common stock of Telemonde.

     . On approximately June 30, 2001, a sum not exceeding $30 million in the aggregate will be paid to the former EquiTel shareholders, in proportion to their respective interests in EquiTel, by the issue of restricted shares of Telemonde common stock.

     . On approximately June 30, 2002, a sum not exceeding $50 million, less the amount paid on June 30, 2001, will be paid to the former EquiTel shareholders in the aggregate, in proportion to their respective interests in EquiTel, by the issue of restricted shares of Telemonde common stock.

The deferred consideration to be paid in future years to the EquiTel shareholders will be decreased if EquiTel does not achieve certain specified performance goals during 2000 and 2001. The number of Telemonde shares to be issued will determined by a previously determined formula, based upon the market price of Telemonde common stock over a fixed number of trading days prior to issuance. Using this formula, the value of the shares issued as initial consideration was set at $3.84 per share.

Interests of Certain Persons in EquiTel. As a result of EquiTel acquisition, Mr. Maxwell and Mr. Bishop, who were beneficial owners of EquiTel, have received shares of Telemonde common stock, and are entitled to receive additional shares of Telemonde common stock when additional consideration is paid to the former EquiTel stockholders. Mr. Pomeroy, Mr. Topham and Mr. Trachtenberg, who were executive officers, directors and beneficial owners of EquiTel shares prior to its acquisition, also have received shares of Telemonde common stock and are entitled to receive additional shares of Telemonde common stock when additional consideration is paid to the former EquiTel stockholders.

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

The table below sets out the beneficial shareholdings in EquiTel previously owned by Telemonde's executive officers, and the maximum amount of value of shares in Telemonde Inc. to which they might be entitled.

                                                                                      Maximum Aggregate          Resulting
                             Ownership in                Initial Consideration          Consideration            Beneficial
                              EquiTel (1)                      Received               to be Received (2)         Ownership
                          Shares      Percentage        Shares         Value         Shares       Value           in Tele-
Name                       (#)                            (#)           ($)           (#)          ($)           monde (3)
K.F.H. Maxwell (4)          860           8.6%          426,702      1,638,536     2,237,228      5,938,536         5.6%

A.N. Bishop               2,000          20.0           989,583      3,800,000     5,200,109     13,800,000         5.9

H.D. Pomeroy              2,000          20.0           989,583      3,800,000     5,200,109     13,800,000         5.9

N. Topham                 1,380          13.8           682,812      2,622,000     3,588,075      9,522,000         4.1

L. Trachtenberg             980           9.8           484,402      1,860,104     2,547,560      6,760,104         2.9

Telcoworld Limited (4)    2,580          25.8         1,277,552      4,905,799     6,709,131     17,805,799         7.6

(1) EquiTel has an authorized share capital of 10,000 Ordinary Shares of (Pounds)1 each, which were issued to EquiTel's beneficial owners at the time of its inception and were purchased by Telemonde on November 8, 1999 at the time of the acquisition of EquiTel by Telemonde.

(2) These columns set out the number of shares of Telemonde common stock that would be issued to the named former stockholders of EquiTel and the value of the shareholdings of each, assuming that the former EquiTel stockholders are entitled to the full $50,000,000 in additional consideration and assuming that the shares of Telemonde common stock so issued were valued at $2.375, the closing price of a share of Telemonde common stock on January 14, 2000.

(3) Assuming the issuance of an aggregate of an additional 21,052,632 shares of Telemonde common stock to the former shareholders of EquiTel (equal to $50,000,000 divided by $2.375), and assuming no other issuance of Telemonde common stock following January 14, 2000.

(4) Mr. Maxwell holds a 33.4% interest in Telcoworld Limited, which held a 25.8% interest in EquiTel and now holds 1,277,552 shares of Telemonde common stock. Mr. Maxwell had no individual beneficial ownership in EquiTel. Mr. Maxwell's indicated beneficial ownership percentage also includes the 2,756,790 shares which he has the right to purchase from Intelecom Corporation Limited.

Other Relationships with EquiTel. EquiTel provided management and administrative services for the offices it shared with Telemonde, for which it was reimbursed an aggregate of $530,000 by Telemonde before the acquisition. Telemonde also paid EquiTel a total of $898,000 for commissions on sales of bandwidth earned by EquiTel during 1998; no commissions were paid to EquiTel during 1999.

Mr. Maxwell was a director of EquiTel from November 18, 1998 to May 24, 1999. While Mr. Maxwell was a director and beneficial owner of EquiTel, EquiTel engaged Westbourne Communications Limited to provide certain consulting services. Mr. Maxwell, through Westbourne, served as a consultant to EquiTel, providing advice on its early development and on corporate finance issues. The agreement between EquiTel and Westbourne terminated when Mr. Maxwell was appointed Chairman and a director of

Telemonde. Through May 24, 1999, EquiTel paid Westbourne a total of $138,600, of which $77,550 was attributable to Mr. Maxwell's services.

During 1998 Adam Bishop and his wife were paid $122,513 for consulting services provided to EquiTel in connection with the initiation and development of EquiTel's route management business. In addition, Harry Pomeroy served as Chairman and Director of EquiTel from its inception until the date of the acquisition. In 1998, while serving in this capacity, Mr. Pomeroy received $90,338 as compensation for management and consulting relating to the introduction and development of EquiTel's route management business services.

Rhone Financial

At January 14, 2000, EquiTel had a loan of $1,000,000 from Rhone, the founding shareholder of Telemonde Investments. These loans became obligations of Telemonde upon the acquisition of EquiTel, which resulted in EquiTel becoming a wholly-owned subsidiary of Telemonde. This loan bears no interest, is unsecured, and is due and payable in full when EquiTel's resources permit. Telemonde believes that the terms of this loan is at least as favorable to Telemonde as could be obtained by arms-length bargaining with an unrelated party.

Promoters

In late 1997 and early 1998, Kevin Maxwell, Ray Dutton, Adam Bishop and Henry Pomeroy agreed to organize a telecommunications business under the Telemonde name. The Telemonde business initially consisted of both sale of bandwidth and sale of minutes-based telecommunications. Rhone Financial Indemnity Re Limited, an Irish investment company, acting on behalf of this group of promoters, organized Telemonde Investments Limited, of which it owned all of the capital stock. The understanding between Rhone and the promoters was that at a future time, Rhone would transfer all of the stock in Telemonde Investments to the promoters and other employees of Telemonde Investments, and would receive in return the right to subscribe for an agreed-upon minority interest. Mr. Maxwell, Mr. Dutton, Mr. Bishop and Mr. Pomeroy agreed that, as amongst themselves and following the transfer of Rhone's interest, Mr. Dutton would hold approximately 25% of the stock of Telemonde Investments, Messrs. Maxwell, Bishop and Pomeroy would hold approximately 70% of the stock, and other employees would hold approximately 5%.

In July 1998, Messrs. Maxwell, Dutton, Bishop and Pomeroy agreed amongst themselves to separate the bandwidth business from the minutes-based telecommunications business. Mr. Dutton remained with the bandwidth business, which retained the Telemonde Investments name, and Messrs. Maxwell, Bishop and Pomeroy organized the minutes-based telecommunications business as EquiTel Communications Limited in September, 1998.

While managing Telemonde Ltd, a United Kingdom company, Mr. Dutton began to establish a European bandwidth network business. Telemonde Ltd. was not a subsidiary of Telemonde Investments, but was owned by the promoters. Telemonde Investments

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

marketed and sold bandwidth capacity through Telemonde Ltd. under the terms of a Sales and Marketing Agreement dated July 7, 1998, which provided for Telemonde Investments to pay Telemonde Ltd. commissions of 7% of Telemonde Ltd.'s sales receipts.

The parties agreed in January 1999 to sever their relationships entirely. Pursuant to this agreement, Mr. Dutton terminated his relationship with Telemonde Investments and renounced his rights to future ownership of Telemonde Investments. Mr. Dutton gained control of Telemonde Ltd., and Messrs. Maxwell, Bishop, and Pomeroy renounced their claims to it. The Sales and Marketing Agreement between Telemonde and Telemonde Ltd. was terminated, and Telemonde Ltd. changed its name to "Iaxis Limited."

Except for commissions received by Telemonde Ltd. (now Iaxis Limited) from Telemonde pursuant to the former Sales and Marketing Agreement between them, in which Mr. Dutton had an interest because of his ownership position in Telemonde Ltd., Mr. Dutton received no other item of value as a promoter of Telemonde.

Westbourne Communications Limited

Mr. Maxwell has been Chairman and a director of Telemonde since May 1999. Prior to his appointment to these posts, Telemonde engaged Westbourne Communications Limited to provide certain consulting services, in particular advising on the early development of Telemonde and on corporate finance matters. Mr. Maxwell, through Westbourne, served as a consultant to Telemonde prior to his appointment as Chairman and director. Prior to May 24, 1999, Telemonde had paid Westbourne a total of $452,450 for its services, of which $158,400 was attributable to services rendered by Mr. Maxwell. On May 24, 1999, Westbourne's engagement was terminated when Mr. Maxwell became Chairman and director.

Westbourne continues to provide Telemonde with consulting services, which are governed by a new agreement signed on June 20, 1999. The agreement provides for Telemonde to pay Westbourne (Pounds)12,000 per month, equal to approximately $230,000 per year. The term of the agreement is for one year; it may be, but is not required to be, renewed by the parties. As of January 14, 2000, Telemonde had not determined whether it would seek to renew the agreement. Mr. Kevin Maxwell does not benefit from this agreement, nor does he provide any services under it. Amongst Westbourne's consultants is Mr. Ian R.C. Maxwell, the brother of Mr. Kevin Maxwell.

Telemonde Relationships

Prior to joining Telemonde as President in March 1999, Mr. Bishop was a consultant for North American Gateway. North American Gateway signed two sales contracts with Telemonde in April and May 1998. Mr. Bishop declared his interest at the time and took no part in the negotiation of or decision on the Telemonde contracts.

Mr. Trachtenberg has been Executive Vice President and Managing Director of EquiTel since November 1998. During 1998, through Hyperactive Productions, Mr. Trachtenberg, provided consulting services to Telemonde. Telemonde paid Hyperactive

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

$141,526 for services rendered during 1998, of which $70,763 was attributable to Mr. Trachtenberg's services.

Mr. Hollo is a director and shareholder of Telemonde and a Managing Director of Sands Brothers & Co., Ltd. Prior to Mr. Hollo's appointment to Telemonde's Board, Telemonde engaged Sands Brothers to provide financial and consulting services. Pursuant to that agreement, Sands Brothers will receive a placement fee equal to 10% of the total consideration raised in any financing facilitated by Sands Brothers. Sands Brothers or its designee(s) will also have the right to subscribe, at par value, for 1,750,000 shares of Telemonde common stock upon the completion of the first tranche of financing. Sands Brothers will also have the right to subscribe, at par value, for an additional 200,000 shares of common stock for each $1,000,000 of financing facilitated by Sands Brothers and accepted by Telemonde. Telemonde has also agreed to pay Sands Brothers a transaction fee equal to five (5) percent of the consideration paid in any completed acquisition or business transaction that was facilitated by Sands Brothers. In addition to Mr. Hollo, trusts established for the benefit of the families of certain affiliates of Sands Brothers have the right to receive, in the aggregate, 875,000 shares of Telemonde common stock.

Communications Collateral Limited

Communications Collateral is an investment company, owned by fourteen third-party investors, with which Telemonde has no relationship, other than pursuant to the agreements set forth below. In April 1999, Telemonde, through its now wholly owned subsidiary, Telemonde Investments Limited, entered into a series of agreements with Communications Collateral Limited, including, among others, agreements for:

     . the sale of an IRU for bandwidth to Communications Collateral for $6.5 million;

     . the grant of an option to Communications Collateral which, among other things, required Telemonde to repurchase the bandwidth for $6.5 million upon Communications Collateral's request;

     . a $1 million loan by Communications Collateral to Telemonde due in August 1999;

     . the issuance to Communications Collateral of a warrant for an additional 7% of the shares of Telemonde, Inc., as calculated immediately prior to a Telemonde equity offering that raises at least $10 million;

     . the registration with the SEC of such shares issued and issuable to Communications Collateral within six months of the Pac-Rim acquisition or the issuance of up to 6% of the issued share capital of Telemonde on a continuing basis for one year or until all shares granted pursuant to these agreements are registered.

On January 13, 2000 Telemonde signed a Forbearance Agreement with Communications Collateral Limited. Under this Agreement, Communications Collateral Limited agreed

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

not to exercise its rights of default under the foregoing agreements until February 15, 2000, in consideration of various obligations of Telemonde.

Pursuant to the warrant and the registration rights agreement, as of January 14, 2000, Communications Collateral had the right to acquire up to 8.5% of Telemonde's common stock, equal to approximately 6,042,660 shares if the warrant were exercised in full on January 14, 2000, and all of the shares to which Communications Collateral is entitled under the Registration Rights Agreement were to be issued.

One of the individual investors in Communications Collateral, Mr. Barry Nathanson, has provided executive recruitment services to Telemonde. Telemonde issued Mr. Nathanson with 50,000 shares of common stock as compensation for his services.

ITEM 8.  LEGAL PROCEEDINGS

The Company is not presently subject to any legal claims or proceedings.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Dividend Policy

We have never declared or paid any dividends on our common stock and we do not anticipate paying cash dividends on the common stock in the foreseeable future. We do not expect to generate any net income in the foreseeable future but anticipate that future earnings generated from operations, if any, will be retained to finance the expansion and continued development of our business. Any future dividends will be at the discretion of the board of directors and will depend upon, among other things, our operations, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the board of directors may deem relevant.

Price Range of Common Stock

Our common stock is traded on the NASD Over-the-Counter Bulletin Board under the symbol "TLMD." The following table provides the reported high and low sales prices for our common stock on the NASD Over-the-Counter Bulletin Board for the quarterly periods indicated. The prices reflect inter-dealer prices and do not include retail markups, markdowns or commissions. The stock is not traded on any foreign public trading markets.

                                                      High          Low
                                                      ----          ---
Fiscal 2000
     First Quarter (January 1 to January 14)          $2.69        $1.81

Fiscal 1999
     Fourth Quarter                                    4.25         2.13
     Third Quarter                                     7.63         3.19
     Second Quarter (May 19 (1) to June 30)            8.50         6.00
     First Quarter                                      N/A          N/A

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

(1) Date our Common Stock began trading as "TLMD" following our acquisition of Pac-Rim.

On January 14, 2000, the last reported sale price of our stock was $2.375.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES.

No securities of Telemonde which were not registered under the Securities Act of 1933, as amended (the "Securities Act") have been sold by Telemonde Inc., Telemonde Investments Limited or Pac-Rim Consulting, Inc. except as follows:

(a) On March 10, 1998, Telemonde Investments, a British Virgin Islands company, issued and sold 28,000 shares of its stock to Rhone Financial Indemnity Re Ltd., an Ireland company, for a purchase price of $165,000. Exemption from registration is claimed because neither party to the sale used the jurisdictional means to offer or sell such shares in the United States.

(b) On June 12, 1998, Telemonde Investments issued and sold 300 shares of its outstanding common stock to Chiltern Group, PLC ("Chiltern") for an aggregate price of $1.00. These shares were issued as partial consideration for a $7.5 million loan made by Chiltern to Telemonde International Bandwidth (Bermuda) Limited, a subsidiary of Telemonde Investments. The loan was repaid on January 15, 1999, and the outstanding shares held by Chiltern were redeemed at that time by Telemonde Investments. Exemption for registration is claimed because neither party to the sale used the jurisdictional means to offer or sell such shares in the United States.

(c) On July 31, 1998, Telemonde Investments issued and sold 1,630 shares of its common stock and an option to purchase shares equal to an additional 10% of its outstanding common stock to Chiltern. These shares were issued as partial consideration for a $10.5 million loan made by Chiltern to Telemonde Bandwidth (Bermuda) Limited, a subsidiary of Telemonde Investments. The aggregate consideration for the issuance of shares and the option was $630, plus the remainder of 290 shares of Telemonde common stock previously issued to Chiltern in connection with the loan to Telemonde International Bandwidth (Bermuda) Limited. The terms of the option provided that it would be exercisable at any time between July 31 and December 31, 1998, at an exercise price of $1.8 million, for a number of shares that, when issued, would be 10% of Telemonde's common stock on a fully diluted basis. The loan from Chiltern was repaid on January 15, 1999, and the outstanding shares held by Chiltern were redeemed at that time by Telemonde Investments. Exemption from registration is claimed because neither party to the sale used the jurisdictional means to offer or sell such shares in the United States.

(d) In August 1998, Pac-Rim issued 400,000 shares of common stock to its Thomas Gelfand as part of the formation of Pac-Rim. Pac-Rim subsequently reacquired these shares. Exemption from registration is claimed pursuant to
     Section 4(2) of the Securities Act.

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

(e) In August 1998, Pac-Rim issued 400,000 shares of its common stock to Robert Gelfand as part of the formation of Pac-Rim. Pac-Rim subsequently reacquired these shares. Exemption from registration is claimed pursuant to
     Section 4(2) of the Securities Act.

(f) In August 1998, Pac-Rim issued 200,000 shares of its common stock to Josephine Lee as part of the formation of Pac-Rim. Pac-Rim subsequently reacquired these shares. Exemption from registration is claimed pursuant to
     Section 4(2) of the Securities Act.

(g) On September 24, 1998, Pac-Rim issued and sold 300,000 shares of its common stock. These shares now total 24,000,000 shares of common stock due to a subsequent 20:1 stock split in March 1999 and a 4:1 stock split in April 1999. Exemption from registration is claimed pursuant to Rule 504 adopted under the Securities Act.

(h) On May 14, 1999, Pac-Rim issued and sold 35,297,000 shares of its common stock to Rhone Financial Indemnity Re. Ltd., the sole shareholder of Telemonde Investments Limited, in exchange for all of the issued and outstanding shares of Telemonde Investments Limited. Exemption from registration for the sale of Pac-Rim stock to Rhone and for the sale of Telemonde Investments stock to Pac-Rim is claimed under Section 4(2) of the Securities Act.

(i) On August 2, 1999, Telemonde issued 33,333 shares of its common stock to Mr. Barry F. Nathanson as compensation for executive search services rendered by Mr. Nathanson to the Company. Exemption from registration is claimed under Section 4(2) of the Securities Act.

(j) On August 13, 1999, Telemonde issued and sold 200,000 shares of its common stock to the two shareholders of TGA(UK) Limited in exchange for all of the issued and outstanding stock of TGA. Exemption from registration is claimed under Section 4(2) of the Securities Act.

(k) On August 25, 1999, Telemonde issued Atlantic Crossing Ltd. a warrant for the purchase of 1,100,000 shares of Telemonde's common stock. The consideration for the issuance of the warrant was the execution by Atlantic Crossing of a Capacity Purchase Agreement with Telemonde Bandwidth (Bermuda) Limited, a subsidiary of Telemonde. The exercise price of the warrant is $5.25 per share purchased. The warrant may be exercised at any time prior to August 25, 2000. Exemption from registration is claimed under
     Section 4(2) of the Securities Act.

(l) On September 1, 1999, Telemonde issued to Communications Collateral a warrant for the purchase of a number of shares of its common stock equal to seven percent of the issued and outstanding common stock as of the date of exercise. The number of shares issuable upon the exercise of the warrant will fluctuate; if the warrant had been exercised in full on January 14, 2000, Communications Collateral would have received 5,025,831 shares of Telemonde's common stock. The stated exercise price of the warrant, as amended by the Forbearance Agreement between Communications Collateral and

     Telemonde, is $2.70 per share. The warrant is exercisable at any time from September 1, 1999 until the third anniversary of the closing date of the first transaction that raises additional capital for Telemonde of at least $10 million through the sale of equity securities. Exemption from registration is claimed under Section 4(2) of the Securities Act.

(m) On October 13, 1999, Telemonde issued 60,000 shares of its common stock to IC Capital, LLC, as consideration for IC Capital's agreement to provide investor relations services to Telemonde. Exemption from registration is claimed under Section 4(2) of the Securities Act.

(n) On November 8, 1999, Telemonde issued and sold 4,947,917 shares of its common stock to the shareholders of EquiTel Communications Limited in exchange for the acquisition of all of the issued and outstanding stock of EquiTel. These shares were issued as initial consideration for the acquisition of EquiTel. As additional consideration for the acquisition Telemonde is obligated to issue to the former shareholders of EquiTel an additional number of shares valued at $50,000,000, based upon the average price of the Telemonde common stock during certain periods, and subject to certain conditions relating to the financial performance of EquiTel during 2000 and 2001. Assuming that the price of the Common Stock is $2.375, the price of a share of Telemonde common stock on January 14, 2000, and assuming that EquiTel satisfies the applicable performance criteria, Telemonde will issue an additional 21,052,632 to the former EquiTel shareholders. Exemption from registration is claimed under Section 4(2) of the Securities Act.

(o) On November 10, 1999, Telemonde issued and sold 6,000,000 shares of its common stock to the following persons in exchange for the forgiveness of an aggregate of $16.25 million previously loaned by such persons to subsidiaries of Telemonde and to EquiTel:

     Name                                                Shares of Common Stock
     ----                                                ----------------------

     Eaglescliff Investments Limited, a British Virgin
       Islands company                                           1,427,820

     Chirone Investments Limited, a Bahamas company              1,716,360

     Hamptonne Limited, a Bahamas company                        1,236,180

     True Blue Enterprises, Inc., a Nevis company                1,619,640


     Exemption from registration is claimed under Regulation S of the Securities Act.

(p) On November 10, 1999, Telemonde issued 166,667 shares of its common stock to African Ventures Limited, a British Virgin Islands company, and 166,667 shares of its common stock to National Empowerment Trust Investment Fund, a South African public company, pursuant to a Share Purchase Agreement among Telemonde, EquiTel, African Ventures, National Empowerment Trust Investment Fund, and NET Industrial Holdings Limited, a South African company. The consideration for this issuance was EquiTel's purchase of 20% of the issued share

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

     capital of NET Industrial Holdings Telecommunications Limited, a South African company ("NIHT"), and EquiTel's entry into a joint venture with NIHT. Exemption from registration is claimed under Regulation S of the Securities Act.

(q) On November 8, 1999, Telemonde issued 400,000 shares of common stock to Mr. Ethelbert Cooper in connection with Mr. Cooper's introduction of EquiTel to prospective joint venture partners in Africa. Exemption from registration is claimed under Section 4(2) of the Securities Act.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The following description of Telemonde's capital stock does not purport to be complete. The rights of the holders of Telemonde's stock are set forth in Telemonde's Certificate of Incorporation and Bylaws (copies of which are exhibits to this registration statement), and in the applicable provisions of the Delaware General Corporation Law ("DGCL"). This summary is qualified in its entirety by reference to such exhibits and the DGCL.

General

Telemonde is authorized to issue 150,000,000 shares of capital stock. It consists of 5,000,000 shares of preferred stock, $.01 par value per share, and 145,000,000 shares of common stock, $.001 par value per share. As of January 14, 2000, there were 66,771,750 shares of common stock issued and outstanding. No shares of preferred stock are issued or outstanding. All issued and outstanding shares of common stock are duly authorized, fully paid, and nonassessable.

Common Stock

Dividends. When the board of directors of Telemonde declare dividends, each share of common stock is entitled to receive dividends out of funds legally available. Dividends may be paid in cash, property, or shares of Telemonde's stock.

Liquidation Rights. In the case of the voluntary or involuntary liquidation, dissolution or winding up of Telemonde, all holders of common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders.

Voting Rights. Each outstanding share of common stock entitles the holder to one vote on all matters. There is no cumulative voting.

Other. Holders of shares of common stock in Telemonde have no preference, conversion, exchange, sinking fund, preemptive, or redemption rights.

Merger and Consolidations. Under the Delaware General Corporate Law (the "DGCL"), the principal terms of a merger or consolidation generally require the approval of stockholders of each of the corporations. Unless required in the corporation's certificate of incorporation, the DGCL does not require the approval of the stockholders of the surviving corporation. When a stockholder vote is needed, a majority vote of the

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

outstanding stock entitled to vote is required to approve the merger or consolidation. If there are multiple classes of stock are entitled to vote, a majority in each class is required to approve the merger or consolidation. The holders of common stock may have appraisal rights if Telemonde is a party to certain types of mergers or consolidations. Such appraisal rights give stockholders a right to a judicial determination of the "fair value" of their stock, the payment of which is in cash.

Transfer Agent. The transfer agent and registrar for the common stock is First Union National Bank, 230 South Tryon Street, 9th Floor, Charlotte, North Carolina 28288-1179.

OTC Bulletin Board Trading. As of January 14, 2000, the common stock traded on the NASD's OTC Bulletin Board under the symbol "TLMD."

Preferred Stock

Telemonde's board of directors is authorized to provide for the issuance of preferred stock in one or more series. They can also fix the designation, preferences, powers and relative rights for such preferred stock. This includes the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference. Any preferred stock issued in this way may be senior to the common stock with respect to dividends or of amounts paid upon liquidation, dissolution or winding up. Also, preferred stocks may have class or series voting rights. Presently, there are no shares of preferred stock outstanding and Telemonde has no present plans to issue any preferred stock.

Certain Certificate of Incorporation and Bylaw Provisions

Classified Board of Directors. The DGCL permits, but does not require, a classified board of directors, with staggered terms. Directors of a Delaware corporation are elected by a majority vote of the shares present in person or represented by proxy. Telemonde's Certificate of Incorporation provides for a board of directors with three classes. At each annual meeting, new directors are voted into the class of directors whose term ends at such meeting. These new directors will serve a three-year term starting on that date. Classification of the Board of Directors may have the effect of delaying, deferring, or preventing a change in control of Telemonde.

Action by Written Consent. The DGCL generally allows for stockholder action by written consent. However, Telemonde's Certificate of Incorporation provides that no action required to be taken or which may be taken at any annual or special meeting of stockholders of Telemonde may be taken without a meeting. This provision precludes action by written consent of the stockholders of Telemonde.

Shareholders Proposals. Telemonde Bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders. This includes proposed nominations for election to the Board of Directors. Stockholders at a meeting may only consider proposals or nominations: (1) specified in the notice of meeting, (2) brought before the meeting by the direction of the Board, or (3) brought before the meeting by a stockholder who has given Telemonde timely written notice. Although

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

these provisions do not give the Board the power to approve or disapprove stockholder proposals, they may have the effect of:

   . preventing certain proposals from being presented at a meeting if the proper procedures are not followed; or
   . discouraging a potential acquirer from conducting a proxy solicitation to elect its own slate of directors or otherwise attempting to obtain control of Telemonde.

Common Stock Warrants and Registration Rights

Atlantic Crossing. On August 25, 1999, we issued a warrant for up to one million, one hundred thousand (1,100,000) shares of common stock issued to Atlantic Crossing Ltd., a Bermuda company. The holder is entitled to purchase the shares at any time prior to August 25, 2000. The exercise price is $5.25 per share. The exercise price and the number of shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time upon the occurrence of certain events. Such events include, among other things, the payment of a stock dividend, a merger or consolidation of rights, and the issuance for consideration of rights, options or warrants (other than rights to purchase common stock issued to stockholders generally) to acquire our common stock. Pursuant to the warrant, Atlantic Crossing received demand and piggy-back registration rights.

Communications Collateral Limited. Pursuant to a letter agreement dated April 13, 1999, and subsequent negotiations, Telemonde issued a warrant to Communications Collateral Limited which entitles Communications Collateral to purchase from Telemonde 7% of the issued share capital of Telemonde, Inc. The warrant is exercisable until three years following the date that the Company issues equity securities pursuant to an offering of at least $10 million. The exercise price under the warrant is $2.70. Also, Telemonde must either register for resale all of the shares issued to Communications Collateral Limited (including those for which Communications Collateral Limited subscribes through exercise of its warrants) by November 11, 1999, which it was unable to do, or issue to Communications Collateral Limited additional shares on a continuing basis until the shares are so registered, which amount may not exceed 6% of the issued share capital of Telemonde.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Liability. Pursuant to the DGCL and the Company's Certificate of Incorporation, a director's liability to the Company or its stockholders for monetary damages for breach of fiduciary duty has been eliminated except for:

   . breach of the directors' duty of loyalty to the Company or its stockholders,
   . acts or omissions in bad faith, which involve intentional misconduct, or a knowing violation of the law,
   . unlawful dividends, redemptions, purchases of stock, or . any transaction from which the director derived an improper personal benefit.

In general, the liability of officers may not be eliminated or limited under Delaware law.

Discretionary Indemnification. The DGCL provides that a corporation may indemnify directors and officers as well as certain other employees and individuals. These individuals may be indemnified against expenses, judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except for a derivative suit). This will occur if the individual acted:

   .  in good faith;
   . in the manner in which he reasonably believed to be in the best interest of the corporation; and
   . with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

With respect to derivative suits, the DGCL provides that a corporation may indemnify directors and officers as well as certain other employees and individuals against expenses if he acted in good faith and in a manner which he reasonably believed to be in the best interest of the corporation. However, there will be no indemnification unless the court in which the action or suit was brought or other court of competent jurisdiction determines that the person is fairly and reasonably entitled to be indemnified.

A corporation may make a discretionary indemnification only when indemnification is proper in the circumstance, unless it is ordered by a court or advanced prior to the final disposition. What a "proper" circumstance is determined by the stockholders, by a majority of the board of directors who are not party to the action, or by independent legal counsel.

Mandatory Indemnification. Under the DGCL, to the extent that a director, officer, employee or agent has been successful on the merits, or otherwise in defense of any action, the corporation must indemnify him against expenses. This includes attorneys' fees actually and reasonably incurred by him in connection with his defense.

The DGCL expressly states that the indemnification provided by the DGCL is not exclusive of any non-statutory indemnification rights existing under any bylaw, agreement, vote of stockholders, or disinterested directors, or otherwise.

Telemonde's Certificate of Incorporation provides that, to the maximum extent permitted by Delaware law, it shall indemnify against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them. The Company will also pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

   . any individual who is a present or former director or officer of the Company and who is made a party to the proceeding by reason of his service in that capacity; or
   . any individual who, while a director of the Telemonde, served another company, as a director, officer, partner or trustee at the request of the Company, and is made a party to the proceeding by reason of his service in that capacity.

This will not happen if:

   . the act or omission of the director or officer was material to the matter giving rise to the proceeding and was in bad faith or was the result of the active dishonesty; or
   . the director or officer actually received improper personal benefit; or . in the case of any criminal proceeding, the director or officer had reasonable cause to  believe that the acts or omission was unlawful.

The Company may, with the approval of its board, indemnify and advance funds to any person who served a predecessor of the Company in any of the above capacities, or as employee or agent. Before Telemonde can advance funds, they must get a written statement by or on behalf of the director or officer to repay the amount paid if that person is not entitled to be indemnified by the Company under Delaware law or any applicable contract.

Indemnification of Securities Act Liabilities. Under the Securities Act, indemnification may be permitted to directors, officers and controlling persons of the Company, unless the Company has been advised by the Securities and Exchange Commission that such indemnification is against public policy. In addition, indemnification may be limited by states' securities laws.

Directors and Officers Insurance. Telemonde has obtained directors and officers liability insurance that provides world-wide coverage for Telemonde and all of its subsidiaries. The insurance provides for coverage up to $20,000,000 per event.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AUDITED FINANCIAL STATEMENTS
Report of Moore Stephens, Independent Chartered Accountants                F-1
Consolidated Statement of Income for the period from
  March 10, 1998 to December 31, 1998                                      F-2
Consolidated Balance Sheet as at December 31, 1998                         F-3
Consolidated Statement of Cash Flows for the period from
  March 10, 1998 to December 31, 1998                                      F-4
Statement of Stockholders' Equity for the period from
  March 10 1998 to December 31, 1998                                       F-5
Notes to Consolidated Financial Statements as of and for the
  period ended December 31, 1998                                           F-6

UNAUDITED INTERIM FINANCIAL STATEMENTS
Unaudited Consolidated Statement of Income for the nine months
  ended September 30, 1999                                                F-21
Unaudited Consolidated Balance Sheet as at September 30, 1999             F-22
Unaudited Consolidated Statement of Cash Flows for the nine months
  ended September 30, 1999                                                F-23
Notes to the Unaudited Consolidated Financial Statements September 30,
  1999                                                                    F-24

PRO FORMA UNAUDITED FINANCIAL INFORMATION
Pro Forma Unaudited Combined Statement of Income for the period from
  March 10, 1998 to December 31, 1998                                     F-34
Pro Forma Unaudited Combined Statement of Income for the nine months
  ended September 30, 1999                                                F-35
Pro Forma Unaudited Combined Balance Sheet as at September 30, 1999       F-36
Notes to the Pro Forma Unaudited Combined Financial Information for
  the nine months ended September 30, 1999                                F-37

EQUITEL COMMUNICATIONS LIMITED: AUDITED FINANCIAL STATEMENTS
Company Information                                                       F-40
Directors' Report for the period ended 30 April 1999                      F-41
Report of Moore Stephens, Independent Chartered Accountants               F-44
Profit and Loss Account for the period from 17 September 1998 to
  30 April 1999                                                           F-45
Balance Sheet as at 30 April 1999                                         F-46
Notes to the Financial Statements for the period from
  17 September 1998 to 30 April 1999                                      F-47

EQUITEL COMMUNICATIONS LIMITED: UNAUDITED FINANCIAL STATEMENTS
Unaudited Statement of Income for the period from
  September 17, 1998 to September 30, 1999                                F-58
Unaudited Balance Sheet as of September 30, 1999                          F-59
Unaudited Statement of Cash Flows for the period from
  September 17, 1998 to September 30, 1999                                F-60
Notes to the unaudited Financial Statements,
  September 30, 1999                                                      F-61

Financials on page F-1 through F-60 included in Item 15.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND FINANCIAL
DISCLOSURE.

None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements filed as part of this registration statement:

Audited Financial Statements
Report of Moore Stephens, Independent Chartered Accountants             F-1
Consolidated Statement of Income for the period from
  March 10, 1998 to December 31, 1998                                   F-2
Consolidated Balance Sheet as of December 31, 1998                      F-3
Consolidated Statement of Cash Flows for the period from
  March 10, 1998 to December 31, 1998                                   F-4
Statement of Stockholders' Equity for the period from
  March 10, 1998 to December 31, 1998                                   F-5
Notes to Consolidated Financial Statements as of and for the
  period ended December 31, 1998                                        F-6

UNAUDITED INTERIM FINANCIAL STATEMENTS
Unaudited Consolidated Statement of Income for the six months
  ended September 30, 1999                                             F-21
Unaudited Consolidated Balance Sheet as of September 30, 1999          F-22
Unaudited Consolidated Statement of Cash Flows for the nine months
  ended September 30, 1999                                             F-23
Notes to the Unaudited Consolidated Financial Statements
  September 30, 1999                                                   F-24

PRO FORMA UNAUDITED FINANCIAL INFORMATION
Pro Forma Unaudited Combined Statement of Income for the period
  from March 10, 1998 to December 31, 1998                             F-34
Pro Forma Unaudited Combined Statement of Income for the nine months
  ended September 30, 1999                                             F-35
Pro Forma Unaudited Combined Balance Sheet as at September 30, 1999 F-36 Notes to the Pro Forma Unaudited Combined Financial Information
  for the nine months ended September 30, 1999                         F-37

EQUITEL COMMUNICATIONS LIMITED: AUDITED FINANCIAL STATEMENTS
Company Information                                                    F-40
Directors' Report for the period ended 30 April 1999                   F-41
Report of Moore Stephens, Independent Chartered Accountants            F-44
Profit and Loss Account for the period from September 17, 1998 to
  April 30, 1999                                                       F-45
Balance Sheet as of April 30, 1999                                     F-46
Notes to the Financial Statements for the period from
  September 17, 1998 to April 30, 1999                                 F-47

EQUITEL COMMUNICATIONS LIMITED: UNAUDITED INTERIM FINANCIAL STATEMENTS Unaudited Statement of Income for the period from September 17, 1998
  to September 30, 1999                                                F-58
Unaudited Balance Sheet as of September 30, 1999                       F-59
Unaudited Statement of Cash Flows for the period from September 17,
  1998 to September 30, 1999                                           F-60
Notes to the Unaudited Financial Statements, September 30, 1999        F-61

(b)  Exhibits

Exhibit No.    Description
-----------    -----------

2.1* Stock Purchase Agreement among Pac-Rim Consulting, Inc., Thomas Gelfand, Telemonde Investments Limited, and Rhone Financial Indemnity Re Limited, dated as of May 14, 1999.

2.2* Agreement Relating to the Sale and Purchase of Shares in the Capital of EquiTel Communications Limited among (1) Telcoworld Limited and Others, (2) Telemonde, Inc., and (3) Harry Pomeroy and Larry Trachtenberg, dated November 8, 1999.

2.3* Agreement and Plan of Merger of Telemonde, Inc., a Nevada corporation, into Telemonde, Inc., a Delaware corporation, dated October 29, 1999.

2.4* Share Purchase Agreement for the Sale and Purchase of all the issued share capital of TGA (UK) Limited, between the shareholders of TGA (UK) and Telemonde, Inc., dated August 9, 1999.

2.5(a)* Share Purchase Agreement for the sale and purchase of all the issued capital shares of Carnival Enterprises Limited and 10% of the issued share capital of ITS Europe, S.L. among (1) Market Consultant Limited, (2) Volim Holding B.V., (3) Callaway Continental Limited and (4) EquiTel Communications, dated October 22, 1999.

2.5(b)* Share Purchase Agreement for the sale and purchase of 400,000 shares of common stock of Telemonde, Inc. between Market Consultant Limited and Callaway Continental Limited, dated October 22, 1999.

3.1(a)*        Certificate of Incorporation of Telemonde, Inc., filed June 29,
               1999.

3.1(b)* Certificate of Merger between Telemonde, Inc., a Nevada corporation, and Telemonde, a Delaware corporation.

3.2*           By-Laws of Telemonde, Inc.

4.1*           Form of Common Stock Certificate.

4.2* Registration Rights Agreement between Telemonde, Inc. and Communications Collateral Limited, dated September 1, 1999.

4.3* Registration Rights Agreement between Telemonde, Inc. and Atlantic Crossing, Ltd., dated August 25, 1999.

10.1* Warrant from Telemonde, Inc. to Communications Collateral Limited, dated September 1, 1999.

10.2* Warrant from Telemonde, Inc. to Atlantic Crossing, Ltd., dated August 25, 1999.

10.3* Consulting Agreement between Telemonde, Inc. and Gottfried von Bismarck, dated November 2, 1999 and effective as of July 1, 1999.

10.4*          Form of Employment Agreement between Executive Officers and
               Telemonde.

10.4(a)*       Schedule of Employees covered by Form of Employment Agreement.

10.5* Capacity Sales Agreement between Gemini Submarine Cable System Limited and Telemonde International Bandwidth (Bermuda) Limited, April 3, 1998.

10.5(a)* Promissory Note from Telemonde, Inc. to Gemini Submarine Cable System Limited, dated August 27, 1999 for $1,300,000.

10.5(b)* Promissory Note from Telemonde, Inc. to Gemini Submarine Cable System Limited, dated August 27, 1999 for $1,400,000.

10.6* Capacity Purchase Agreement between Atlantic Crossing Ltd. and Telemonde Bandwidth (Bermuda) Limited, dated June 10, 1998.

10.7* Transmission Capacity Agreement among MCI Worldcom Global Networks U.S., Inc., and MFS Cableco (Bermuda) Limited, and, EquiTel Bandwidth Limited, dated December 1998.

10.8* Transmission Capacity Agreement among MCI WorldCom Global Networks U.S., Inc., and MCI Worldcom Global Networks Limited, and Telemonde International Bandwidth Limited, dated March 31, 1999.

10.8(a)**      MCI WorldCom Global Networks U.S., Inc. Standstill Letter to and
               accepted by Telemonde, Inc., Telemonde International Bandwidth
               Limited, Telemonde Networks Limited, Kevin Maxwell and Adam
               Bishop, dated 31 December 1999.

10.8(b)**      MCI WorldCom Global Networks U.S., Inc. Capacity Swap Letter to
               and accepted by Telemonde International Bandwidth Limited, dated
               31 December 1999.

10.9* Transmission Capacity Agreement between Telemonde International Bandwidth Limited and Communications Collateral Limited and Capacity Option Agreement between Telemonde Investments Limited and Communications Collateral Limited, both dated April 15, 1999.

10.10* Composite Guarantee and Debenture, among (1) Telemonde Investments Limited, (2) Telemonde International Bandwidth (Bermuda) Limited, Telemonde Bandwidth (Bermuda) Limited, Telemonde International Bandwidth Limited, and (3) Communications Collateral Limited, dated April 12, 1999.

10.11* Loan Facility Agreement between Telemonde Investments Limited and Communications Collateral Limited, dated April 15, 1999.

10.12** Forbearance Agreement, dated 12 January 2000, entered into by and among Communications Collateral Limited, Telemonde Investments Limited, Telemonde International Bandwidth Limited, Telemonde, Inc. and Kevin Maxwell.

10.13** Advisor Agreement between Sand Brothers & Co., Ltd. and Telemonde, Inc., dated October 27, 1999, and Amendment No. 1 to Advisor Agreement, dated November 10, 1999.

10.14*** Executive Services Agreement by and between Telemonde, Inc. and Paul E. Donofrio, dated February 22, 2000.

21*            Subsidiaries of Registrant.

27             Financial Data Schedule.

99.1* Heads of Agreement between Telemonde, Inc. and the shareholders of Global Communications Holdings (Limited) and Telemonde, Inc., dated November 5, 1999.

99.2* Agreement relating to a Lease and Services Agreement between Global Switch (London) Limited and Telemonde Networks Limited, dated November 8, 1999.

99.3* Term Sheet for the purchase of 16% to 51% of DeserTel, dated November 8, 1999.

* Previously filed as an exhibit to the Registration Statement on Form 10, as filed with the SEC on November 15, 1999.

** Previously filed as an exhibit to the Registration Statement on Form 10/A-1, as filed with the SEC on March 3, 2000.

*** Previously filed as an exhibit to the Annual Report on Form 10-K, as filed with the SEC on March 30, 2000.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on June 7, 2000.

                              TELEMONDE, INC.


                              By:  /s/ Larry S. Trachtenberg       June 7, 2000
                                   -------------------------       ____________
                                   Larry S. Trachtenberg               Date
                                   Managing Director


     This registration statement has been signed by the following persons in the capacity and on the dates indicated.

          Signatures                         Title                        Date
          ----------                         -----                        ----
*                                  Chairman and Director               June _, 2000
--------------------------------
Kevin Maxwell

*                                  President, Chief Executive          June _, 2000
--------------------------------   Officer, Treasurer and Director
Adam Bishop

*                                  Director and Secretary              June _, 2000
--------------------------------
Count Gottfried von Bismarck

*                                  Director                            June _, 2000
--------------------------------
Miguel D. Tirado

*                                  Director                            June _, 2000
--------------------------------
Mark Hollo

By:  /s/ Larry S. Trachtenberg     Director                            June 7, 2000
     ---------------------------
     Attorney-in-fact

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Telemonde Investments Limited


We have audited the accompanying consolidated balance sheet of Telemonde Investments Limited and subsidiaries as of December 31, 1998, and the related consolidated statements of income, cash flows and shareholder's equity for the period from March 10, 1998 (date of inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telemonde Investments Limited and its subsidiaries as of December 31, 1998, and the consolidated results of their operations and their cash flows for the period from inception (March 10,1998) to December 31, 1998, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 12 to the financial statements, the Company has incurred a net loss of $11.7 million and at December 31, 1998, total liabilities exceeded total assets by $11.7 million. Management plans in this regard are also disclosed in note 12. There is substantial doubt about the ability of the company to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability of recorded assets, or the amounts of liabilities, that might be necessary in the event the company cannot continue in existence.



Moore Stephens                                                November 11, 1999
Chartered Accountants
St. Paul's House                                         (Notes 10 and 12 as of
London EC4P 4BN                                               January 14, 2000)

                         TELEMONDE INVESTMENTS LIMITED
                       Consolidated Statement of Income
      Period from March 10, 1998 (date of inception) to December 31, 1998
          (US Dollars expressed in thousands, except per share data)

                                                Note               1998
                                                ----               ----
Operating revenues
Bandwidth revenues                                               $  29,331

                                                                 ---------

Operating revenues                                                  29,331
                                                                 ---------

Operating expenses
Line costs                                                          32,510
Cost of contract cancellation                   11(e)                6,094
Selling, general & administrative expenses                           1,055
Loan arrangement fees                                                1,321
                                                                 ---------
Operating expenses                                                  40,980
                                                                 ---------

Operating loss                                                     (11,649)
                                                                 ---------

Other income (expense)
Interest income                                                        247
Interest expense                                                      (330)
                                                                 ---------

Other expense                                                          (83)
                                                                 ---------
Net loss                                                         $ (11,732)
                                                                 =========

Earnings per share
- Basic and fully diluted                                        $    (529)
                                                                 =========

          See accompanying notes to consolidated financial statements

                         TELEMONDE INVESTMENTS LIMITED
                          Consolidated Balance Sheet
                            As at December 31, 1998
                      (US Dollars expressed in thousands)



                                                 Note            1998
                                                 ----           -------

Assets

Cash and cash equivalents                                       $  2,655
Trade accounts receivable                                          9,518
Inventory                                           7             77,515

                                                                --------
Total assets                                                    $ 89,688
                                                                ========

Liabilities and shareholders' equity
Trade accounts payable                              7             76,888
Accrued expenses                                                  20,902
Deferred income                                                    3,600

                                                                --------
Total liabilities                                                101,390
                                                                --------

Contingent liabilities and commitments              9                  -
Minority interest                                                      -

Shareholders' equity (deficit)
Share capital                                       8
Authorised
50,000 ordinary shares of (Pounds)1 each                               -
Issued
29,630 ordinary shares of (Pounds)1 each                              30
Retained earnings (deficit)                                      (11,732)
                                                                --------
Total shareholders' deficit                                      (11,702)
                                                                --------


Total liabilities and shareholders' equity (deficit)            $ 89,688
                                                                ========

          See accompanying notes to consolidated financial statements

                         TELEMONDE INVESTMENTS LIMITED
                     Consolidated Statement of Cash Flows
      Period from March 10, 1998 (date of inception) to December 31, 1998
                      (US Dollars expressed in thousands)


                                                       1998
                                                    ----------

Operating activities
Net Loss                                               $(11,732)

Adjustments to reconcile net income to net
  cash provided by operating activities:
  (Increase) decrease in trade accounts
  receivable                                             (9,518)
  (Increase) decrease in inventory                      (77,515)
  Increase (decrease) in trade accounts payable          76,888
  Increase (decrease) in accrued expenses                20,902
  Increase (decrease) in deferred income                  3,600
                                                       --------
Net cash provided by operating activities                 2,625
                                                       --------

Financing activities

Proceeds from long term debt                             18,340
Repayment of long-term debt                             (18,340)
Increase in share capital                                    30
                                                       --------


Net cash provided by (used in)
 financing activities                                        30
                                                       --------


Net increase in cash and cash
equivalents and at end of year                         $  2,655
                                                       ========


Supplemental disclosure of cash flow information:

Interest paid                                          $    330
                                                       ========

          See accompanying notes to consolidated financial statements

                         TELEMONDE INVESTMENTS LIMITED
                       Statement of Shareholders' Equity
      Period from March 10, 1998 (date of inception) to December 31, 1998
                      (US Dollars expressed in thousands)


                              Share          Retained
                             Capital         Earnings        Total
                             -------         --------        -----
At March 10, 1998                 -                 -              -

Loss for the period               -           (11,732)       (11,732)

Share capital issued             30                 -             30
                               ----          --------       --------

At December 31, 1998           $ 30          $(11,732)      $(11,702)
                               ====          ========       ========

          See accompanying notes to consolidated financial statement

                         TELEMONDE INVESTMENTS LIMITED
                  Notes to Consolidated Financial Statements
                            As of December 31, 1998



1.  Description of business and organization

    Telemonde Investments Limited was incorporated in the British Virgin Islands on March 10, 1998. The Company, through its operating subsidiaries, is a Bermuda based telecommunications carrier supplying fiber optic bandwidth and added value services to the global telecommunications industry.

    During the period the Company operated in a single market, the supply of fiber optics bandwidth and related maintenance services. All services relate to bandwidth on fiber optic cables between the United States and Europe.


2.  Accounting policies

    (a) Basis of accounting

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

        Estimates are used when accounting for allowance for doubtful debts, long term contracts, accrued line costs and contingencies.

        The following are the significant accounting policies adopted by the
        Company:

    (b) Consolidation

        The consolidated financial statements incorporate the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Minority interest in the results of operations and share of net assets is recognized unless the relevant subsidiary has a net asset deficit and there is no binding obligation on the minority to make good the deficit.

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998


2.  Accounting policies (continued)

    (c) Revenues

        Customers of the Corporation enter into capacity sales agreements to acquire an Indefeasible Right of Use in units of capacity from the Corporation's inventory of fiber optic cable capacity. The Corporation regards the capacity sales agreements as direct financing leases as defined by SFAS 13. The difference between the gross investment in the capacity sales agreement and the cost of the capacity is initially recorded as deferred income. Deferred income is amortized to income so as to produce a constant periodic rate of return on the net investment in the capacity sales agreement. Under the terms of substantially all capacity sales agreements, the purchase price is due in full when the capacity is ready for service. In such cases, revenue is recognised when the capacity is ready for service. Customers who have entered into capacity sales agreements have paid deposits toward the purchase price and such amounts have been included as deferred revenue in the consolidated balance sheet. Maintenance revenues due under capacity sales agreements are recognised on a time apportioned basis.

    (d) Expenses

        Line costs include the costs of acquiring submarine bandwidth capacity and related costs including inland line costs and local network costs. Line costs are recorded when the bandwidth capacity is sold.


    (e) Inventory

        Bandwidth capacity acquired under capital leases is initially recorded as an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term. Thereafter it is stated at the lower of carrying value and fair value.

    (f) Fair value of financial instruments

        The carrying amounts for cash, cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value.

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998



2.  Accounting policies (continued)

    (g) Cash and cash equivalents

        For the purposes of the consolidated statements of cash flows, demand and time deposits with original maturities of three months or less are considered equivalent to cash.


3.  Adoption of new  accounting standards

    The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and how it is designated. For example, gains or losses related to changes in the fair value of a derivative, not designated as a hedging instrument, are recognized in earnings in the period of the change, while certain types of hedges may be initially reported as a component of other comprehensive income until the consummation of the underlying transaction.

    SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of SFAS No. 133 should be as of the beginning of a fiscal quarter. On that date, hedging relationships must be designated anew and documented pursuant to the provisions of SFAS No.
    133. Earlier application of all of the provisions of SFAS No. 133 is encouraged, but it is permitted only as of the beginning of any fiscal quarter. SFAS No. 133 is not to be applied retroactively to financial statements of prior periods. The Company believes that the adoption of this standard will not have a material effect on the Company's consolidated results of operations or financial position. The FASB has delayed the effective date of SFAS No. 133 by one year to years beginning after June 15, 2000 by the issuance of SFAS no. 137.

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs, and requires that such costs to be expensed as incurred. SOP 98-5 applies to all non-governmental entities and is generally effective for fiscal years beginning after December 15, 1998. Earlier application is encouraged in fiscal years for which annual financial statements previously have not been issued. The adoption of SOP 98-5 is not expected to have a material impact on results of operations, financial position, or cash flows of the Company as the Company's current policy is substantially in accordance with SOP 98-5.

    In June 1999 the Financial Accounting Standards Board issued Interpretation No. 43 ("FIN43") which states that SFAS 66 applies to all sales of real estate, including real estate with property improvements or integral equipment.

    The corporation adopted FIN 43 on July 1, 1999. As a result, capacity sales agreements entered into subsequent to June 30, 1999 are bifurcated into an equipment portion and a real estate portion. The real estate portion is classified as an operating lease. Revenues are recognized on a straight line basis over the life of the agreement. The equipment portion of a capacity sales agreement is classified as a direct financing sub lease. The difference between the gross investment in the capacity sales agreement and the cost of the capacity is initially recorded as deferred interest income. Deferred interest income is amortized to interest income so as to produce a constant periodic rate of return on the net investment in the capacity sales agreement. Under the terms of substantially all capacity sales agreements, the purchase price is due in full when the capacity is ready for service. In such cases, revenue is recognized when the capacity is ready for service.

    Capacity purchase agreements entered into subsequent to June 30, 1999 are bifurcated into an equipment portion and a real estate portion. The real estate portion is classified as an operating lease. Leasing costs are recognized on a straight line basis over the life of the agreement. The equipment portion of a capacity purchase agreement is classified as a capital lease. Capacity acquired under capital leases is initially recorded as an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term. Thereafter it is stated at the lower of carrying value and fair value.

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998



4.  Bandwidth Income and Expenditure

    During the period the Company acted as a provider of worldwide long distance telecommunications facilities and related services, and as such is engaged in only one business and geographical segment. The following are the customers, together with their country of incorporation, that comprise 10% or more of operating revenues:

                                                          1998
                                                          ----
    Carrier 1 (Switzerland)                            $10,318,000
    North American Gateway Inc (Canada)                $ 8,206,000
    Unisource Carrier Services AG (Switzerland)        $10,807,000

    The Company has entered into CPAs with two suppliers of trans-atlantic bandwidth. All inventory and $23,672,000 of line costs is attributable to these two suppliers.

    The Company is exposed to concentrations of credit risk to the extent that it has a limited number of customers, all of which operates in the telecommunications sector. The Company performs on-going evaluations of its customers' financial condition.


5.  Taxation

    The Company operates in jurisdictions where it does not have a taxable presence. The Company has incurred operating losses which relate to non-taxable jurisdictions. In the event that the Company has taxable earnings in the future, operating losses incurred in 1998 would not expect to be applied against future taxable earnings. Accordingly, no tax provisions or deferred tax benefit was recorded in 1998.


6.  Earnings per share

                                                   1998
                                                   ----

    Net loss                                   $(11,732,000)

    Average common shares
      Issued and outstanding                         22,179

    Earnings per share
    - basic and fully diluted                  $    (528.97)
                                               ============

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

7.  Inventory

    Inventory consists of IRUs acquired under capital leases which have not been sold at the balance sheet date. The Company may have drawndown the capacity or have an obligation to do so by a set date. At December 31, 1998 inventory consisted of the following:

                                                        Atlantic
                                                        Capacity
                                                       -----------

    IRU's committed to be drawndown within one year     55,440,000

    IRU's committed to be drawndown within one
    to two years                                        19,440,000
                                                       -----------

    Total undrawn bandwidth                             74,880,000

    Capacity drawndown                                 $ 2,635,000
                                                       -----------
                                                       $77,515,000
                                                       ===========

    Included within trade accounts payable is $74,880,000 due to suppliers under capital leases, falling due within two years.

    Under the CPAs the Company has the right to acquire additional IRUs on favorable terms. These options are at the Company's instigation and will be activated if favorable market conditions apply. The terms of the options vary but generally at a capped price, are non-specific as to quantity and the price is dependent on the quantity taken. No guarantee is given that such capacity will be available.

    Subsequent to the balance sheet date the market value of the Atlantic capacity has declined, however the Company has reached agreement in principle but is yet to sign final agreements with its principal suppliers to replace the old capacity with new capacity on higher value networks in the Atlantic, Pacific, Europe and South America. The management are of the opinion that the carrying value of the new capacity is equivalent to the cost of the old capacity and that the final agreements will be signed within a reasonable time on terms already agreed in principle.

8.  Share capital

    Share capital is as follows:
                                                  1998
                                                  ----
    Authorized:
    50,000 ordinary shares of $1 each           $50,000
                                                =======
    Issued
    29,630 ordinary shares of $1 each           $29,630
                                                =======

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998


9.  Contingent liabilities and commitments

    (a) H.M. Customs & Excise in the United Kingdom are considering whether the Company has a liability to register for Value Added Tax (`VAT') in the United Kingdom (`UK)'. If the Company has a liability to register it will be required to charge VAT at 17 1/2% on sales to UK customers and to non-UK customers where the supplies are used and enjoyed in the UK.
        A further liability to register and account for VAT in other European Union countries will arise if the supplies are used and enjoyed in those countries unless the customer is registered for VAT in those countries in which case he would account for VAT. This latter liability exists whether or not the Company is ruled to have a UK establishment. The maximum potential liability on 1998 revenues is approximately $5 million, less deduction for the recovery of VAT on operating expenses and recoveries from customers.

        The management are of the opinion that no liability exists and accordingly no provision has been made.

    (b) The Company makes provision for inland line costs and local network costs based on the present value of future payments required to be made
        by the Company for such capacity over the life of the network.    Under
        the terms of the CSA's, the Company is liable for such ongoing costs over the life of the network which may be up to 25 years.


10. Subsequent events

    (a) On January 15, 1999 the Company terminated its Sales and Marketing agreement with Telemonde Limited (subsequently renamed Iaxis Limited). The latter company is independently owned. Telemonde Networks Limited was incorporated on February 16, 1999 to perform the sales and marketing functions previously undertaken by Telemonde Limited.

    (b) On January 15, 1999 the Company granted a loan facility to Telemonde Limited for $500,000. Interest rate is 10% and repayment is due when the Company is refinanced. The loan was never drawndown and the facility has subsequently been terminated.

    (c) Under the terms of a CPA dated March 31, 1999, the Company acquired an IRU in a transmission channel for US $13 million plus charges of US $350,000 per annum. The Company granted an IRU over STM-1 of the capacity to Communications Collateral Limited, although Communications Collateral Limited has an option to require the Company to repurchase the capacity. Communications Collateral Limited has granted the Company a facility of US $1 million (of which $500,000 has been used to pay a facility fee) and the Company has granted collateral over certain assets to Communications Collateral Limited.

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998


10. Subsequent events (Continued)

        Communications Collateral Limited is entitled to purchase from the Company's parent shares equal to 7% of the issued share capital of the parent at the time of issuance. The exercise price is the lesser of (i) $5.25 per share or (ii) if the price per share is below $5.25 for 20 consecutive trading days prior to an equity offering by the Company of at least $10 million, the average of the per share price during such 20 day period. An associated Registration Rights Agreement, provides that Communications Collateral Limited may participate as a selling shareholder in the parent company's first underwritten public offering of at least $10 million. In addition, Communications Collateral Limited may have certain additional demand and piggyback registration rights.
        It is anticipated that the financing costs associated with the issue of warrants will amount to $6.6 million.

    (d) Under the terms of a deed dated March 31, 1999, the Company agreed to assign its rights under CSAs to the capacity supplier as security for the performance of its obligations under the CPAs entered into on the same day (note 11(c)).

    (e) On April 16, 1999 the Company terminated a CPA. Under the CPA the Company was committed to drawing down capacity over a three year period. Under the termination agreement the commitment, other than the capacity already drawndown, has been cancelled. All costs connected with the termination agreement have been expensed within the operating statement to December 31, 1998 as the decision to terminate the CPA was made in 1998.

    (f) On May 14, 1999, the Company acquired Pac-Rim Consulting Inc, a Nevada corporation ("Pac-Rim") in a stock purchase transaction. Pac-Rim was publicly traded on the NASD's Over the Counter Bulletin Board. Pursuant to the Stock Purchase Agreement, Pac-Rim issued 35,297,000 shares of Pac-Rim's common stock to the sole shareholder of the Company, in exchange for all of the issued and outstanding shares of the Company (the "Reverse"). As a result of the Reverse, the company became a wholly owned subsidiary of Pac-Rim. Following the Reverse, Pac-Rim changed its name to Telemonde Inc.

        The Reverse will be accounted for as a reverse purchase acquisition of Pac-Rim by the Company. Although Telemonde, Inc. (Pac-Rim was the surviving legal entity in the Reverse, the Company is considered to be the acquirer in the transaction because:

    . the sole shareholder of the Company prior to the Reverse became the majority shareholder of Pac-Rim following the Reverse;

    . the management of Pac-Rim following the Reverse is substantially the same as the management of the Company prior to the Reverse; and

    . Pac-Rim was a new entity with limited transactions rather than an operating business.

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998


10. Subsequent events (continued)

    (g) On November 8, 1999, the Corporation acquired the entire issued share capital of EquiTel Communications Limited, a telecommunications services company incorporated in the United Kingdom. The combination will be accounted for under the purchase method. Under the terms of the Purchase Agreement, the consideration payable to the vendors will be $19 million issued on completion. The purchase price is expected to be allocated to the identifiable assets of EquiTel as follows:

        Assets                                              $   000

        Cash and cash equivalents                                43

        Trade accounts receivable                                 -
        Other receivables                                       535
        Property, plant and equipment                           214
        Investment in joint venture                           1,038
                                                            -------
        Total assets                                          1,830
                                                            =======

        Liabilities and shareholders' equity

        Trade accounts payable                                  571
        Other payables                                        1,700
        Accrued expenses                                        147
        Other loans                                             300
        Shareholder loans                                     5,289
                                                            -------
        Total liabilities                                     8,007
                                                            -------

                                                             (6,177)

        Goodwill                                             20,379
        Customer base                                         3,898
        Skilled workforce                                       900
                                                            -------
        Consideration payable                                19,000
                                                            -------

        Goodwill will be amortised over 10 years under the straight line method. The customer base will be amortised over 5 years under the straight line method. The skilled workforce will be amortised over 5 years under the straight line method.

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998


10. Subsequent events (continued)

        The Corporation issued 4,947,917 shares of its common stock to the shareholders of EquiTel Communications Limited in exchange for the acquisition of all of the issued and outstanding stock of EquiTel.
        These shares were issued as initial consideration for the acquisition of EquiTel. As additional consideration for the acquisition, Telemonde is obligated to issue to the former shareholders of EquiTel an additional number of shares valued at $50 million based upon the average price of the Telemonde common stock during certain periods, and subject to certain conditions relating to the financial performance of EquiTel during 2000 and 2001. Assuming that the price of the common stock is $0.75, the price of a share of Telemonde common stock on March 8, 2000 and assuming that EquiTel satisfies the applicable performance criteria, Telemonde will issue an additional 66,666,667 shares to the former EquiTel shareholders. Exemption from registration is claimed under
        Section 4 (2) of the Securities Act.

        Telemonde will record the current fair value of the consideration issuable as additional cost of the acquired company. The additional cost of goodwill will be amortised over the remaining life of the asset.

        The vendors include Janet Pomeroy, Adam Bishop and Telcoworld Limited. Kevin Maxwell is associated with Telcoworld Limited. Kevin Maxwell and Adam Bishop are directors of Telemonde Inc. Kevin Maxwell was a director of EquiTel Communications Limited and Harry Pomeroy is a director of EquiTel Communications Limited.

        The operations of the acquired company will be included from the date of acquisition onward.

        On May 25, 1999 EquiTel Communications Limited entered into a share purchase agreement to acquire a 20% equity interest in Net Industrial Holdings Telecommunications Limited, a South African company established to develop opportunities in the Sub-Sahara telecommunications sector. The consideration will be cash of $2,000,000 and the equivalent of $3,250,000 shares in Telemonde Inc. The purchase has not yet taken effect.

    (h) On November 10, 1999 Telemonde issued and sold 6,000,000 shares of its common stock to the following persons in exchange for the forgiveness of an aggregate of $16.25 million previously loaned by such persons to subsidiaries of Telemonde and to EquiTel:

                         TELEMONDE INVESTMENTS LIMITED
             Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998


10. Subsequent events (continued)

                                                                              Shares of  Common
                                                                              -----------------
Name                                                                                Stock
----                                                                          -----------------
        Eaglescliff Investments Limited, a British Virgin Islands company           1,427,820
        Chirone Investments Limited, a Bahamas company                              1,716,360
        Hamptonne Limited, a Bahamas company                                        1,236,180
        True Blue Enterprises Inc., a Nevis company                                 1,619,640

        Exemption from registration is claimed under Regulation S of the Securities Act.

        Telemonde will record a reduction in loans and an increase in stockholders' equity of $16.25 million.

    (i) On August 25, 1999 the Company's parent, Telemonde Inc., issued warrants to a supplier of bandwidth capacity, which entitle the warrant holder to purchase 1,100,000 shares of Telemonde Inc. common stock at a price of $5.25 per share. The warrants expire on August 25, 2000. The warrants have been valued at $ 2,376,000 using the Black Scholes option pricing model. This will be amortized in full in 1999.

        The valuation model is based on the prevailing stock price of $ 6.25 per share and a 65 % volatility factor. The exercise price is subject to adjustment in the event of, amongst other things, a merger or issuance of warrants. The compensation expense will be adjusted in the period any such event occurs.

    (j) On November 5, 1999 Telemonde Inc. entered into a Heads of Agreement to acquire Global Communications (Holding) Limited, a UK internet, e-commerce and telecommunications business, for (Pounds)100,000,000 ($ 165 million) to be satisfied by cash of (Pounds) 500,000 ($ 825,000), loan notes of (Pounds) 49.5 million ($ 81.7 million) and shares of (Pounds) 50 million ($ 82.5 million). The acquisition has not taken effect and may not take effect under the terms of the Heads of Agreement.

    (k) On November 8, 1999 Telemonde Networks Limited entered into an agreement to lease a telehouse facility at an annual cost of approximately (Pounds)750,000 ($ 1.2 million).

    (l) On October 15, 1999 the Company has agreed to issue 1,750,000 shares of common stock to designees of Sands Brothers & Co in compensation for commitments to raise equity finance. There will be no impact on the income statement since the compensation expense will be dealt with in the statement of shareholders equity.

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998


10. Subsequent events (continued)

    (m) On November 10, 1999 the Company issued 333,334 shares of common stock to African Ventures Limited and National Empowerment Trust Fund as partial consideration for EquiTel's purchase of the issued share capital of Net Industrial Holdings Telecommunications Limited, and EquiTel's joint venture with Net Industrial Holdings Telecommunications Limited. The shares will be valued at market value at the date of issue and accounted for as part of EquiTel's investment.

        On November 8, 1999, the Company also issued 400,000 shares of common stock to Ethelbert Cooper in connection with introductions to prospective joint venture partners in the African continent. The transaction took place prior to the acquisition of EquiTel as a result of a commitment entered into by EquiTel. Since the commitment reduced the fair value of assets acquired, it had the effect of increasing goodwill on the acquisition of EquiTel.

    (o) On December 31, 1999 the Company signed a Standstill Letter and Capacity Swap Agreement with one of its bandwidth suppliers. Under the Standstill Letter the supplier will not enforce its rights of default in consideration of various obligations and under the Capacity Swap Agreement Telemonde can swap the bandwidth purchased under its original capacity purchase agreements for new bandwidth on the supplier's European network.

    (p) On January 1, 2000 the Company signed an agreement to take its profit share in Desertel Telecommunications Services LLC (an Omani joint venture between EquiTel and a local partner) from 50% to 75%. The consideration for this transaction was satisfied by the issue of 1,250,000 shares of common stock of Telemonde Inc.

    (q) On January 13, 2000 Telemonde executed a Forbearance Agreement with Communications Collateral Limited. Under this Agreement, Communications Collateral Limited agreed not to exercise its rights of default under the foregoing agreements until February 15, 2000, in consideration of various obligations of Telemonde.

    (r) On October 13, 1999, Telemonde issued 60,000 shares of its common stock to IC Capital, LLC, as consideration for IC Capital's agreement to provide investor relations services to Telemonde.


11. Related party transactions

    (a) Under the terms of a Sales and Marketing agreement with Telemonde Limited dated July 7, 1998, the Company appointed Telemonde Limited as exclusive sales and marketing agent. Commissions were payable based on 7% of sales receipts. As described in note 11(a) this agreement has been terminated.

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998


11. Related party transactions (Continued)

    (b) On June 12, 1998 the Company entered into a loan agreement with Chiltern Group Plc. The loan of $7,500,000 was repaid in December 1998 with interest at 7% per annum. The loan was guaranteed by individuals including Adam Bishop and Harry Pomeroy, directors of the Company's parent and secured by a fixed and floating charge and a pledge over the shares of a subsidiary. An arrangement fee of $500,000 was paid on the date of drawdown. Under the terms of the loan agreement, 300 shares representing 3% of the issued share capital of Telemonde International Bandwidth (Bermuda) Limited, an operating subsidiary, were purchased by Chiltern Group Plc for $1 per share. In the opinion of the directors the fair value of the shares on the date of transfer was insignificant. In consideration for $1, Chiltern Group Plc granted the Company the right to repurchase the shares at the higher of $750,000 or fair value. By subsequent agreement, the Company re-acquired the shares on July 30, 1999 (290 shares) and May 12, 1999 (10 shares). The consideration was 1,000 shares in the Company and $1 per share respectively.

    (c) On July 31, 1998 the Company entered into a second loan agreement with Chiltern Group Plc. The loan of $10,500,000 was repaid in December 1998 with interest at 7% per annum. The loan was secured by a fixed and floating charge and a pledge over the Company's shares. An agreement fee of $500,000 was paid on the date of drawdown.

        Under the terms of the loan agreement, 10 shares representing less than 1% of the issued share capital of Telemonde Bandwidth (Bermuda) Limited, an operating subsidiary, were purchased by Chiltern Group Plc for $1 per share. In the opinion of the directors the fair value of the shares on the date of issue was insignificant. The call option granted to the Company under 10(c) above was terminated. By subsequent agreement the Company re-acquired the shares for $1 per share on May 12, 1999.

        Under the terms of the loan agreement Chiltern Group Plc was allotted 630 shares in the Company for $1 per share and 1,000 shares in the Company in exchange for 290 shares in Telemonde International Bandwidth (Bermuda) Limited. In the opinion of the directors the fair value of the shares at the date of allotment was insignificant. The shares were transferred to Rhone Financial Indemnity Re Limited on February 10, 1999 at $1 per share.

        In consideration of $1, the Company granted Chiltern Group Plc an option to acquire shares representing 10% of the issued shares of the Company prior to December 31, 1999 for $1,800,000. In the opinion of the directors the fair value of the option at the date of grant was insignificant. By subsequent agreement, the option was cancelled for nil consideration.

    (d) On October 9, 1998 the Company entered into a loan agreement with Chiltern International Finance Limited. Under the terms of the loan agreement, the loan of $340,000 was repayable on November 30, 1998 with interest at the London Inter-Bank offered rate. The loan was guaranteed by Rhone Financial Indemnity Re Limited, the Company's shareholder. An arrangement fee of US $20,000 was paid on the date of drawdown.

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998

11. Related party transactions (Continued)

    (e) During the period the Company made payments to Argonaut Limited and Harley Consultants Limited amounting to $37,000 for directors and consultancy services to the company. Mr. Michael Collins, a director of the Company, is a director of both Argonaut Limited and Harley Consultants Limited and has a controlling interest in Argonaut Limited.

    (f) During the period payments amounting to $452,000 were made to Westbourne Communications Limited for the services of an executive and a consultant and as reimbursement for expenses paid by Westbourne Communications Limited on behalf of the Company.

    (g) During the year the Company made payments to EquiTel Communications Limited amounting to $898,000 for commissions earned on sales contracts. As described in note 10(g) the directors and shareholders of EquiTel Communications Limited include directors of Telemonde Inc.

12. Liquidity

    The consolidated financial statements have been prepared assuming the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, the company incurred a net loss of $11.7 million which has resulted in a deficit of $11.7 million as at the balance sheet date. Net cash provided by operating activities amounted to $2.7 million.

    The Company's ability to fund its commitments to draw down capacity in 2000 is dependent on its ability to sell capacity and raise finance to cover working capital requirements.

    Of note:

    (a) In the nine months to September 30, 1999 the Company incurred a net loss of $57.1 million which has resulted in a deficit of $58.1 million as at the balance sheet date. Net cash used in operating activities amounted to $20.0 million and cash provided by financing activities amounted to $18.2 million. At September 30, 1999 the Company had net cash of $0.1 million.

    (b) At December 31, 1999 the Company had liabilities of $78.3million to capacity suppliers. The Company is currently behind with its payments based upon the existing contracts and is relying on the suppliers' flexibility in rescheduling payment terms. The events of default under the existing contracts could endanger the Company's existence.

    (c) Subsequent to the balance sheet date the market value of the Atlantic capacity has declined.

    (d) The Company has failed to meet its obligations to Communications Collateral Limited which at December 31, 1999 amounted to $4.5 million. As a result Communications Collateral Limited has a right to foreclose on substantially all of the Company's assets.

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998


12. Liquidity (Continued)

    Management plans to address the above issues include:

    (a) The Company has reached agreement in principle but is yet to sign final agreements with its principal suppliers to replace the Atlantic capacity with new capacity on higher value networks in the Atlantic, Pacific, Europe and South America. The management are of the opinion that the carrying value of the new capacity is equivalent to the cost of the old capacity and that the final agreements will be signed within a reasonable time on terms already agreed in principle.

    (b) Despite the technical defaults with its two bandwidth suppliers, Telemonde has been in extensive negotiations with senior management in both organizations towards the end of 1999 and continuing into January 2000. Whilst these discussions have been held, Telemonde has made a number of payments to both suppliers for services rendered and both suppliers have:

        . agreed to continue to provide all services to existing Telemonde customers, including maintenance of the cable systems;

        .  not taken up the option to enact the default;

        . actively supported Telemonde in the development of its strategy and network deployment;

        . allowed further capacity to be taken on a leased basis to assist in fulfilling Telemonde's order book;

        As part of these negotiations, Telemonde has recently executed a Standstill Letter from MCI WorldCom in which MCI WorldCom has agreed to refrain from (a) taking any action to enforce payment of the sums owed to MCI WorldCom under the capacity purchase agreements; (b) taking any action to enforce or make a demand under any guarantee, indemnity or security related to the capacity purchase agreements; and (c) commence any insolvency proceedings against Telemonde or any of its subsidiaries. The Standstill Letter expires upon the earlier of (i) the full payment of the sums owed under the capacity purchase agreements; (ii) June 8, 2000; or (iii) Telemonde's failure to comply with a number of terms and conditions, which includes the prohibition against the sale of assets, dividends and the borrowing of any additional funds without the signed written consent of MCI WorldCom's agent other than permitted borrowings.

        It is the opinion of Telemonde's Management that the ongoing negotiations with both suppliers will lead to a successful conclusion of the outstanding defaults and provide Telemonde will much more flexible supply contracts.

                         TELEMONDE INVESTMENTS LIMITED
            Notes to Consolidated Financial Statements (Continued)
                            As of December 31, 1998


12. Liquidity (continued)

    (c) On January 13, 2000 Telemonde executed a Forbearance Agreement with Communications Collateral Limited. Under this Agreement, Communications Collateral Limited agreed not to exercise its rights of default under the foregoing agreements until February 15, 2000, in consideration of various obligations of Telemonde.

    (d) The Company has retained investment bankers in Europe and United States to assist in raising finance to include equity capital and issuing debt. During 1999 the Company has been successful in raising over $25 million of debt of which $16.3 million has been converted to equity. Based on the management's plans, the Company estimates that there will be new equity of at least $15 million and at least $5 million of new debt available in 2000.

        There can be no assurance that the Company will be successful in raising finance to cover working capital requirements and financial commitments.

    Management believes that despite the financial hurdles and funding uncertainties going forward, it has under development a business plan that will generate sufficient financing, cash flows and revenues to continue as a going concern.

13. Leases

    As at the balance sheet date, the net investment in direct financing leases amounted to nil. There were no future minimum lease payments. The unguaranteed residual values accruing to the benefit of the lessor amounted to nil. Unearned income amounted to nil. Contingent rentals receivable in the period amounted to nil.

                                 TELEMONDE INC
                  Unaudited Consolidated Statement of Income
                 For the nine months ended September 30, 1999
                       (Dollars expressed in thousands)



                                                           9 months to
                                                          September 30,
                                                                  1999
                                                                  ----
Operating revenues
Bandwidth revenues                                               5,857
                                                              --------

Operating revenues                                            $  5,857
                                                              --------

Operating expenses
Line costs                                                       5,315
Reserve for inventory                                           40,690
Provision for doubtful debts                                       924
Selling, general & administrative expenses                       6,009
Amortization of financing costs                                  8,976
Loan arrangement fees                                              500
                                                              --------
Operating expenses                                              62,414
                                                              --------

Operating loss                                                 (56,557)
                                                              --------

Other income (expense)
Interest income                                                    580
Interest expense                                                (1,109)
                                                              --------

Other (expense) income                                            (529)
                                                              --------
Net loss                                                      $(57,086)
                                                              ========
Net loss per share - basic and diluted                        $  (1.27)
                                                              ========

               See accompanying notes to unaudited consolidated
                             financial statements

                                 TELEMONDE INC
                     Unaudited Consolidated Balance Sheet
                           As at September 30, 1999
                       (Dollars expressed in thousands)



                                                                 September 30,
                                                                 -------------
                                                                     1999
                                                                 -------------
Assets

Cash and cash equivalents                                                125
Trade accounts receivable, net of allowance
for doubtful debts of $924                                             4,237
Prepayments and other debtors                                          3,164
Inventory                                                             47,190
Property, plant and equipment                                            706
Goodwill                                                               1,289
                                                                    --------
Total assets                                                        $ 56,711
                                                                    --------
Liabilities and shareholders' equity

Trade accounts payable                                                85,164
Accrued expenses                                                      11,332
Deferred income                                                        1,139
Other loans                                                            6,500
Shareholder loans                                                     10,712
                                                                    --------
Total liabilities                                                    114,847
                                                                    --------
Shareholders' equity
Share capital                                                             59
Authorized
5,000,000 shares of preferred stock, $0.01 par value per share
145,000,000 shares of common stock, $0.001 par value per share
Issued
59,547,000 shares of common stock, $0.001 par value per share
Retained earnings                                                    (68,818)
Additional paid in capital                                            10,623
                                                                    --------
Total shareholders' funds                                            (58,136)
                                                                    --------

Total liabilities and shareholders' funds                           $ 56,711
                                                                    --------

               See accompanying notes to unaudited consolidated
                             financial statements

                                 TELEMONDE INC
                Unaudited Consolidated Statement of Cash Flows
                 For the nine months ended September 30, 1999
                       (Dollars expressed in thousands)



                                                             9 months to
                                                          30 September 1999
                                                          ------------------
Operating activities
Net Loss                                                            (57,086)
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Provision for doubtful debts                                          924
Reserve for inventory                                                40,690
  Amortization of goodwill                                               11
  Amortization of financing costs                                     8,976
  Depreciation                                                          101
Fees satisfied by issuance of stock                                     347
  (Increase) decrease in trade accounts receivable                    4,357
  (Increase) decrease in prepayments and other debtors               (3,164)
  (Increase) decrease in inventory                                  (10,365)
  Increase (decrease) in trade accounts payable                       7,276
  Increase (decrease) in accrued expenses                            (9,570)
  Increase (decrease) in deferred income                             (2,461)
                                                                   --------
Net cash provided by (used in) operating activities                 (19,964)
                                                                   --------
Investing activities
Purchase of property, plant and equipment                              (807)
                                                                   --------
Net cash provided by (used in) investing activities                    (807)
                                                                   --------
Financing activities
Proceeds from shareholders loans                                     10,712
Proceeds from other loans                                             7,500
Issue of shares                                                          29
Proceeds from long term debt                                              -
Repayment of long term debt                                               -
                                                                   --------
Net cash provided by (used in) financing activities                  18,241
                                                                   --------

Net (decrease)/increase in cash and cash equivalents                 (2,530)
Cash and cash equivalents at start of period                          2,655
                                                                   --------
Cash and cash equivalents at end of period                              125
                                                                   --------
Supplemental disclosure of cash flow information:

Interest paid                                                      $ 10,585
                                                                   ========

               See accompanying notes to unaudited consolidated
                             financial statements

                                 TELEMONDE INC
             Notes to Unaudited Consolidated Financial Statements
                              September 30, 1999
                       (Dollars expressed in thousands)


1.   Interim accounting policy

     In the opinion of management of Telemonde Inc (the "Corporation"), the accompanying unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the US the financial position of the Corporation and the results of operations and cash flows for the nine months ended September 30, 1999. Although the Corporation believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the nine months ended September 30, 1999 are not necessarily indicative of what operating results may be for the full year. In addition, these unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements presented herein.

     On May 14, 1999, Telemonde Investments Limited acquired Pac-Rim Consulting Inc, a Nevada corporation ("Pac-Rim") in a stock purchase transaction. Pac-Rim was publicly traded on the NASD's Over the Counter Bulletin Board. Pursuant to the Stock Purchase Agreement, Pac-Rim issued 35,297,000 shares of Pac-Rim's common stock to the sole shareholder of Telemonde Investments Limited, in exchange for all of the issued and outstanding shares of Telemonde Investments Limited (the "Reverse"). As a result of the Reverse, Telemonde Investments Limited became a wholly owned subsidiary of Pac-Rim. Following the Reverse, Pac-Rim changed its name to Telemonde Inc. The Reverse has been accounted for as a reverse purchase acquisition in a manner similar to the pooling of interests method of accounting. The financial information presented for periods prior to May 14, 1999 is for Telemonde Investments Limited.

     In June 1999 the Financial Accounting Standards Board issued Interpretation No. 43 ("FIN43") which states that SFAS 66 applies to all sales of real estate, including real estate with property improvements or integral equipment.

     The corporation adopted FIN 43 on July 1, 1999. As a result, capacity sales agreements entered into subsequent to June 30, 1999 are bifurcated into an equipment portion and a real estate portion. The real estate portion is classified as an operating lease. Revenues are recognized on a straight line basis over the life of the agreement. The equipment portion of a capacity sales agreement is classified as a direct financing sub lease. The difference between the gross investment in the capacity sales agreement and the cost of the capacity is initially recorded as deferred interest income. Deferred interest income is amortized to interest income so as to produce a constant periodic rate of return on the net investment in the capacity sales agreement. Under the terms of substantially all capacity sales agreements, the purchase price is due in full when the capacity is ready for service. In such cases, revenue is recognized when the capacity is ready for service.

     Capacity purchase agreements entered into subsequent to June 30, 1999 are bifurcated into an equipment portion and a real estate portion. The real estate portion is classified as an operating lease. Leasing costs are recognized on a straight line basis over the life of the agreement. The equipment portion of a capacity purchase agreement is classified as a capital lease. Capacity acquired under capital leases is initially recorded as an obligation at an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term. Thereafter it is stated at the lower of carrying value and fair value.

2.   Changes in shareholders' equity

                                             Ordinary    Retained     Additional
                                              share      earnings/     Paid-in
                                             Capital     (deficit)     Capital
                                             -------     ---------     -------

     Balance at December 31, 1998            $    30     (11,732)            -

     Net (loss)                                    -     (57,086)            -

     Shares issued                                29           -         1,300

     Amortization of financing costs               -           -         8,976

     Fees satisfied by issuance of stock           -           -           347
                                             -------     -------        ------
     Balance at September 30, 1999           $    59     (68,818)       10,623
                                             =======     =======        ======

                                 TELEMONDE INC
             Notes to Unaudited Consolidated Financial Statements
                              September 30, 1999
                       (Dollars expressed in thousands)


2.   Changes in shareholders' equity (Continued)

     The Company issued 200,000 shares of common stock to two shareholders of TGA (UK) Limited on August 13, 1999 in exchange for all of the issued and outstanding stock of TGA. The investment in TGA has been accounted for at fair value of $1.3 million based on the prevailing price of $6.50 per share.

     The Company issued 50,000 shares of common stock as compensation for executive search services rendered to the company. The compensation cost has been accounted for at fair value of $283,000 based on the prevailing price of $5.66 per share.


3.   Financing

     During the nine month period to September 30, 1999 the Corporation entered into the following financing arrangements:

     (a) The Corporation sold an Indefeasible Right of Use ("IRU") over STM-1 of capacity to Communications Collateral Limited, although Communications Collateral Limited has an option to require the Corporation to repurchase the capacity. Communications Collateral Limited has granted the Company a facility of US $1 million (of which $500,000 has been used to pay a facility fee) and the Corporation has granted collateral over certain assets to Communications Collateral Limited. In view of this option this IRU sale has been treated as a financing transaction and shown within "other loans".

     Communications Collateral Limited is entitled to purchase shares equal to 7% of the issued share capital of the Corporation at the time of issuance. The exercise price is the lesser of (i) $5.25 per share or (ii) if the price per share is below $5.25 for 20 consecutive trading days prior to an equity offering by the Company of at least $10 million, the average of the per share price during such 20 day period. An associated Registration Rights Agreement, provides that Communications Collateral Limited may participate as a selling shareholder in the first underwritten public offering of at least $10 million. In addition, Communications Collateral Limited may have certain additional demand and piggyback registration rights.

     Using a Black Scholes option pricing model, this warrant has been valued at $6.6 million. This has been treated as additional paid in capital and is being taken to the income statement over the period of the related financing. The valuation model is based on the prevailing stock price of $5.25 per share and a 65% volatility factor.

                                TELEMONDE INC.
             Notes to Unaudited Consolidated Financial Statements
                              September 30, 1999
                       (Dollars expressed in thousands)


3.   Financing (Continued)

     (b) On August 25, 1999 the corporation issued warrants to a bandwidth capacity supplier which entitle the warrant holder to purchase 1,100,000 shares of common stock at a price of $5.25 per share. The warrants expire on August 25, 2000. Using a Black Scholes option pricing model, the warrants have been valued at $2,376,000. This has been treated as additional paid in capital and amortized in full in the nine months ended September 30, 1999. The valuation model is based on a prevailing stock price of $6.25 per share and a 65% volatility factor. The exercise price is subject to adjustment in the event of, amongst other things, a merger or issuance of warrants. The compensation expense will be adjusted in the period any such event occurs.


4.   Earnings per share

     The calculation of basic earnings per share is as follows:

                                                         9 months to
                                                        September 30,
                                                                1999

     Net income available to common
      shareholders                                       (57,086,000)

     Average common shares issued and
      outstanding                                         44,828,829

     Basic and diluted earnings per share               $      (1.27)
                                                         ===========

     No adjustment to earnings per share arises on the issue of warrants as the effect is antidilutive.

     On the date of the reverse transaction referred to in Note 1 above, the Company issued 35,297,000 shares of common stock in exchange for the 35,297 shares of common stock in Telemonde Investments Limited. For the purposes of calculating basic earnings per share the increase in nominal share capital was deemed to take place at the beginning of the period.


5.   Operating lease commitments

     The Company entered into a property operating lease agreement with future minimum lease payments of $172,000 per annum for the next five years and $1,005,000 in aggregate thereafter.

                                TELEMONDE INC.
             Notes to Unaudited Consolidated Financial Statements
                              September 30, 1999
                       (Dollars expressed in thousands)


6.   Contingent liabilities

     H.M. Customs & Excise in the United Kingdom are considering whether the Corporation has a liability to register for Value Added Tax (`VAT') in the United Kingdom (`UK)'. If the Corporation has a liability to register it will be required to charge VAT at 17 1/2% on sales to UK customers and to non-UK customers where the supplies are used and enjoyed in the UK. A further liability to register and account for VAT in other European Union countries will arise if the supplies are used and enjoyed in those countries unless the customer is registered for VAT in those countries in which case he would account for VAT. This latter liability exists whether or not the Corporation is ruled to have a UK establishment. The maximum potential liability on 1999 revenues is approximately $900, less deduction for the recovery of VAT on operating expenses and recoveries from customers.

     The management are of the opinion that no liability exists and accordingly no provision has been made.


7.   Subsequent events

     (a) On November 8, 1999, the Corporation acquired the entire issued share capital of EquiTel Communications Limited, a telecommunications services company incorporated in the United Kingdom. The combination will be accounted for under the purchase method. Under the terms of the Purchase Agreement, the consideration payable to the vendors will be $19 million issued on completion. The purchase price is expected to be allocated to the identifiable assets of EquiTel as follows:


          Assets                                          $  000

          Cash and cash equivalents                           43

          Trade accounts receivable                            -
          Other receivables                                  535
          Property, plant and equipment                      214
          Investment in joint venture                      1,038
                                                           -----
          Total assets                                     1,830
                                                           =====

                                TELEMONDE INC.
             Notes to Unaudited Consolidated Financial Statements
                              September 30, 1999
                       (Dollars expressed in thousands)

7.   Subsequent events (Continued)

          Liabilities and shareholders' equity

          Trade accounts payable                                 571
          Other payables                                       1,700
          Accrued expenses                                       147
          Other loans                                            300
          Shareholder loans                                    5,289
                                                               -----
          Total liabilities                                    8,007
                                                               =====

                                                              (6,177)

          Goodwill                                            20,379
          Customer base                                        3,898
          Skilled workforce                                      900

                                                              ------
          Consideration payable                               19,000
                                                              ======

          Goodwill will be amortised over 10 years under the straight line method. The customer base will be amortised over 5 years under the straight line method. The skilled workforce will be amortised over 5 years under the straight line method.

          The Corporation issued 4,947,917 shares of its common stock to the shareholders of EquiTel Communications Limited in exchange for the acquisition of all of the issued and outstanding stock of EquiTel. These shares were issued as initial consideration for the acquisition of EquiTel. As additional consideration for the acquisition, Telemonde is obligated to issue to the former shareholders of Equitel an additional number of shares valued at $50 million based upon the average price of the Telemonde common stock during certain periods, and subject to certain conditions relating to the financial performance of EquiTel during 2000 and 2001. Assuming that the price of the common stock is $0.75, the price of a share of Telemonde common stock on March 8, 2000 and assuming that EquiTel satisfies the applicable performance criteria, Telemonde will issue an additional 66,666,667 shares to the former EquiTel shareholders. Exemption from registration is claimed under Section 4 (2) of the Securities Act.

          Telemonde will record the current fair value of the consideration issuable as additional cost of the acquired company. The additional cost of goodwill will be amortised over the remaining life of the asset.

                                TELEMONDE INC.
             Notes to Unaudited Consolidated Financial Statements
                              September 30, 1999
                       (Dollars expressed in thousands)


7.   Subsequent events (Continued)

          The vendors include Janet Pomeroy, Adam Bishop and Telcoworld Limited. Kevin Maxwell is associated with Telcoworld Limited. Kevin Maxwell and Adam Bishop are directors of Telemonde Inc. Kevin Maxwell was a director of EquiTel Communications Limited and Harry Pomeroy is a director of EquiTel Communications Limited.

          The operations of the acquired company will be included from the date of acquisition onward.

          On May 25, 1999 EquiTel Communications Limited entered into a share purchase agreement to acquire a 20% equity interest in net Industrial Holdings Telecommunications Limited, a South African company established to develop opportunities in the Sub-Sahara telecommunications sector. The consideration will cash of $2,000,000 and the equivalent of $3,250,000 shares in Telemonde Inc.

     (b) On November 5, 1999 the Corporation entered into a Heads of Agreement to acquire Global Communications (Holding) Limited, a U.K. internet, e-commerce and telecommunications business, for (Pounds)100 million ($165 million) to be satisfied by cash of (Pounds)500,000 ($825,000), shares of (Pounds)50 million ($82.5 million) and loan notes of (Pounds)49.5 million ($81.7 million). The acquisition has not taken effect and is unlikely to take effect under the terms of the Heads of Agreement.

     (c) On November 8, 1999 Telemonde Networks Limited entered into an agreement to lease a telehouse facility at an annual cost of approximately (Pounds)750,000 ($1.2 million).

     (d) On October 15, 1999 the Company has agreed to issue 1,750,000 shares of common stock to designees of Sands Brothers & Co in compensation for commitments to raise equity finance. There will be no impact on the income statement since the compensation expense will be dealt with in the statement of shareholders equity.

     (e) On November 10, 1999 the Company issued 333,334 shares of common stock to African Ventures Limited and National Empowerment Trust Fund as partial consideration for EquiTel's purchase of the issued share capital of Net Industrial Holdings Telecommunications Limited, and EquiTel's joint venture with Net Industrial Holdings Telecommunications Limited. The shares will be valued at market value at the date of issue and accounted for as part of EquiTel's investment.

     (f) On November 8, 1999, the Company also issued 400,000 shares of common stock to Ethelbert Cooper in connection with introductions to prospective joint venture partners in the African continent. The transaction took place prior to the acquisition of EquiTel as a result of a commitment entered into by EquiTel. Since the commitment reduced the fair value of assets acquired, it had the effect of increasing goodwill on the acquisition of EquiTel.

                                TELEMONDE INC.
             Notes to Unaudited Consolidated Financial Statements
                              September 30, 1999
                       (Dollars expressed in thousands)


7.   Subsequent events (Continued)

     (g) On December 31, 1999 the Company signed a Standstill Letter and Capacity Swap Agreement with one of its bandwidth suppliers. Under the Standstill Letter the supplier will not enforce its rights of default in consideration of various obligations and under the Capacity Swap Agreement Telemonde can swap the bandwidth purchased under its original capacity purchase agreements for new bandwidth on the supplier's European network.

     (h) On January 1, 2000 the Company signed an agreement to take its profit share in Desertel Telecommunications Services LLC (an Omani joint venture between EquiTel and a local partner) from 50% to 75%. The consideration for this transaction was satisfied by the issue of 1,250,000 shares of common stock of Telemonde Inc.

     (i) On January 13, 2000 Telemonde executed a Forbearance Agreement with Communications Collateral Limited. Under this Agreement, Communications Collateral Limited agreed not to exercise its rights of default under the foregoing agreements until February 15, 2000, in consideration of various obligations of Telemonde.

     (j) On October 13, 1999, Telemonde issued 60,000 shares of its common stock to IC Capital, LLC, as consideration for IC Capital's agreement to provide investor relations services to Telemonde.

     (k) On November 10, 1999 Telemonde issued and sold 6,000,000 shares of its common stock to the following persons in exchange for the forgiveness of an aggregate of $16.25 million previously loaned by such persons to subsidiaries of Telemonde and to EquiTel:


          Name                                                                Shares of  Common
          ----                                                                -----------------
                                                                                          Stock
                                                                                          -----
          Eaglescliff Investments Limited, a British Virgin Islands company           1,427,820
          Chirone Investments Limited, a Bahamas company                              1,716,360
          Hamptonne Limited, a Bahamas company                                        1,236,180
          True Blue Enterprises Inc., a Nevis company                                 1,619,640

          Exemption from registration is claimed under Regulation S of the Securities Act.

          Telemonde will record a reduction in loans and an increase in stockholders' equity of $16.25 million.

                                TELEMONDE INC.
             Notes to Unaudited Consolidated Financial Statements
                              September 30, 1999
                       (Dollars expressed in thousands)

8.   Liquidity

     The consolidated financial statements have been prepared assuming the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

     The Company's ability to fund its commitments to draw down capacity in 2000 is dependent on its ability to sell capacity and raise finance to cover working capital requirements.

     Of note:

     (a) In the nine months to September 30, 1999 the Company incurred a net loss of $37.9 million which has resulted in a deficit of $38.9 million as at the balance sheet date. Net cash used in operating activities amounted to $20.0 million and cash provided by financing activities amounted to $18.2 million. At September 30, 1999 the Company had net cash of $0.1 million.

     (b) At December 31, 1999 the Company had liabilities of $78.3million to capacity suppliers. The Company is currently behind with its payments based upon the existing contracts and is relying on the suppliers' flexibility in rescheduling payment terms. The events of default under the existing contracts could endanger the Company's existence.

     (c) The Company has failed to meet its obligations to Communications Collateral Limited which at December 31, 1999 amounted to $4.5 million. As a result Communications Collateral Limited has a right to foreclose on substantially all of the Company's assets.

     Management plans to address the above issues include:

     (a) The Company has reached agreement in principle but is yet to sign final agreements with its principal suppliers to replace the Atlantic capacity with new capacity on higher value networks in the Atlantic, Pacific, Europe and South America. The management are of the opinion that the carrying value of the new capacity is equivalent to the cost of the old capacity and that the final agreements will be signed within a reasonable time on terms already agreed in principle.

     (b) Despite the technical defaults with its two bandwidth suppliers, Telemonde has been in extensive negotiations with senior management in both organizations towards the end of 1999 and continuing into January 2000. Whilst these discussions have been held, Telemonde has made a number of payments to both suppliers for services rendered and both suppliers have:

            . agreed to continue to provide all services to existing Telemonde customers, including maintenance of the cable systems;

            .  not taken up the option to enact the default;

                                TELEMONDE INC.
             Notes to Unaudited Consolidated Financial Statements
                              September 30, 1999
                       (Dollars expressed in thousands)

8.   Liquidity (Continued)

            . actively supported Telemonde in the development of its strategy and network deployment;

            . allowed further capacity to be taken on a leased basis to assist in fulfilling Telemonde's order book;

            As part of these negotiations, Telemonde has recently executed a Standstill Letter from MCI WorldCom in which MCI WorldCom has agreed to refrain from (a) taking any action to enforce payment of the sums owed to MCI WorldCom under the capacity purchase agreements; (b) taking any action to enforce or make a demand under any guarantee, indemnity or security related to the capacity purchase agreements; and (c) commence any insolvency proceedings against Telemonde or any of its subsidiaries. The Standstill Letter expires upon the earlier of (i) the full payment of the sums owed under the capacity purchase agreements; (ii) May 31, 2000; or (iii) Telemonde's failure to comply with a number of terms and conditions, which includes the prohibition against the sale of assets, dividends and the borrowing of any additional funds without the signed written consent of MCI WorldCom's agent other than permitted borrowings.

            It is the opinion of Telemonde's Management that the ongoing negotiations with both suppliers will lead to a successful conclusion of the outstanding defaults and provide Telemonde with much more flexible supply contracts.

     (c) On January 13, 2000 Telemonde executed a Forbearance Agreement with Communications Collateral Limited. Under this Agreement, Communications Collateral Limited agreed not to exercise its rights of default under the foregoing agreements until February 15, 2000, in consideration of various obligations of Telemonde.

     (d) The Company has retained investment bankers in Europe and United States to assist in raising finance to include equity capital and issuing debt. During 1999 the Company has been successful in raising over $25 million of debt of which $16.3 million has been converted to equity. Based on the management's plans, the Company estimates that there will be new equity of at least $15 million and at least $5 million of new debt available in 2000.

            There can be no assurance that the Company will be successful in raising finance to cover working capital requirements and financial commitments.

                                TELEMONDE INC.
             Notes to Unaudited Consolidated Financial Statements
                              September 30, 1999
                       (Dollars expressed in thousands)

8.   Liquidity (Continued)

     Management believes that despite the financial hurdles and funding uncertainties going forward, it has under development a business plan that will generate sufficient financing, cash flows and revenues to continue as a going concern.

                                 TELEMONDE INC
               Pro-Forma Unaudited Combined Statement of Income
                Period from March 10, 1998 to December 31, 1998
                       (Dollars expressed in thousands)

                                 Telemonde         EquiTel     Telemonde    Adjustments     Pro-Forma
                                Investments    Communications     Inc.       (Note 2)       Combined
                                  Limited         Limited
                              (consolidated)
Operating revenues
Bandwidth revenues                $ 29,331          $   -         $  -        $     -        $  29,331
Other revenues                           -            898            -      (a)  (898)               -
                                  --------          -----         ----        -------        ---------
Operating revenues                  29,331            898            -           (898)          29,331
                                  --------          -----         ----        -------        ---------

Operating expenses
Line costs                          32,510              -            -      (a)  (898)          31,612
Cost of contract cancellation        6,094              -            -                           6,094
Depreciation and amortization                           -            -      (b) 2,431            2,431
Selling, general and
  administrative expenses            1,055            720            2              -            1,777
Loan arrangement fees                1,321              -            -              -            1,321
                                  --------          -----         ----        -------        ---------
Operating expenses                  40,980            720            2          1,533           43,235
                                  --------          -----         ----        -------        ---------

Operating profit/(loss)            (11,649)           178           (2)        (2,431)         (13,904)

Other income (expense)
Interest income                        247              -            -              -              247
Interest expense                      (330)             -            -              -             (330)
                                  --------          -----         ----        -------        ---------
Other (expense) income                 (83)             -            -                             (83)
                                  --------          -----         ----        -------        ---------
Net profit/(loss)                 $(11,732)         $ 178         $ (2)       $(2,431)       $ (13,987)
                                  ========          =====         ====        =======        =========


                      See accompanying notes to unaudited
                  consolidated pro forma financial statements

                                 TELEMONDE INC
               Pro-Forma Unaudited Combined Statement of Income
                 for the nine months ended September 30, 1999
                       (Dollars expressed in thousands)

                                   Telemonde          EquiTel
                                      Inc          Communications    Adjustments      Pro-Forma
                                  (consolidated)      Limited         (Note 3)        Combined
Operating revenues
Bandwidth revenues                   $   5,857     $       -          $        -      $  5,857
Other revenues                               -           525         (a)    (428)           97
                                     ---------     ---------          ----------      --------
Operating revenues                       5,857           525                (428)        5,954
                                     ---------     ---------          ----------      --------

Operating expenses
Line costs                               5,315             -         (a)    (428)        4,887
Dispute settlement costs                     -         4,000                   -         4,000
Reserve for inventory                   40,690             -                   -        40,690
Provision for doubtful debts               924             -                   -           924
Depreciation and amortization              112            31         (b)   2,248         2,391
Selling, general and
  administrative expenses                5,897         2,257                   -         8,154
Amortization of financing costs          8,976             -                   -         8,976
Loan arrangement fees                      500             -                   -           500
                                     ---------     ---------          ----------      --------
Operating expenses                      62,414         6,288               1,820        70,522
                                     ---------     ---------          ----------      --------

Operating loss                         (56,557)       (5,763)             (2,248)      (64,568)

Other income (expense)
Share of losses of joint ventures            -          (582)                  -          (582)
Interest income                            580             2                   -           582
Interest expense                        (1,109)          (12)                  -        (1,121)
                                     ---------     ---------          ----------      --------
Other (expense) income                    (529)         (592)                  -        (1,121)
                                     ---------     ---------          ----------      --------
Net loss                             $ (57,086)    $  (6,355)         $   (2,248)     $(65,689)
                                     =========     =========          ==========      ========

                      See accompanying notes to unaudited
                  consolidated pro forma financial statements

                                 TELEMONDE INC
                   Pro-Forma Unaudited Combined Balance Sheet
                            as at September 30, 1999
                        (Dollars expressed in thousands)

                                        Telemonde          EquiTel      Adjustments     Pro-Forma
                                           Inc         Communications    (Note 4)       Combined
                                       (consolidated)     Limited
Assets
Cash and cash equivalents               $      125      $       43       $        -      $    168
Trade accounts receivable                    4,237               -                -         4,237
Other receivables                            3,164             535      (e)  (1,385)        2,314
Property, plant & equipment                    706             214                -           920
Investment in joint venture                      -           1,038                -         1,038
Inventory                                   47,190               -                -        47,190
Goodwill                                     1,289               -      (a)  20,379        21,668
Other tangible assets                            -               -      (a)   4,798         4,798
                                        ----------      ----------       ----------      --------
Total assets                            $   56,711      $    1,830       $   23,792      $ 82,333
                                        ==========      ==========       ==========      ========


Liabilities and shareholders' equity

Trade accounts payable                      85,164             571      (b)  (6,729)       79,006
Other payables                                   -           1,700      (e)  (1,385)          315
Accrued expenses                            11,332             147                -        11,479
Deferred income                              1,139               -                -         1,139
Other loans                                  6,500             300                -         6,800
Shareholder loans                           10,712           5,289      (b)  (9,521)        6,480
                                        ----------      ----------       ----------      --------
Total liabilities                       $  114,847      $    8,007       $  (17,635)     $105,219
                                        ----------      ----------       ----------      --------

Stockholders' equity
Share capital                                   59               -      (c)      11            70
Retained earnings                          (68,818)         (6,177)     (d)   6,177       (68,818)
Additional paid in capital                  10,623               -     (b,c) 35,239        45,862
                                        ----------      ----------       ----------      --------
Total stockholders' funds                  (58,136)         (6,177)          41,427       (22,886)
                                        ----------      ----------       ----------      --------
Total liabilities
and stockholders' funds                 $   56,711      $    1,830       $   23,792      $ 82,333
                                        ==========      ==========       ==========      ========

                      See accompanying notes to unaudited
                  consolidated pro forma financial statements

                                 TELEMONDE INC
          Notes to Pro-Forma Unaudited Combined Financial Information
                 for the nine months ended September 30, 1999

1.   Basis of Preparation

     The unaudited pro forma combined financial information has been prepared in accordance with generally accepted accounting principles in United States and gives effect to the following:

     (a) The acquisition of all outstanding share capital of EquiTel Communications Limited in November 1999. The combination will be accounted for under the purchase method. Shares for the market value of $19 million will be issued on completion.

          Possible contingent consideration is listed below:

          (i) An additional sum calculated by multiplying reported earnings before interest and tax for the year ending December 31, 2000 by 6, subject to a maximum of $30 million, payable on June 30, 2001.

          (ii) A further additional sum calculated by multiplying reported earning before interest and tax for the year ending December 31, 2001 by 5, subject to a maximum of $50 million, less the amount paid under (i) above, payable on June 30, 2002.

          Any additional consideration will result in additional goodwill.

     (b)  A debt to equity conversion of $16,250,000.

     The pro forma combined statements of income give effect to the acquisition as if it had occurred on March 10, 1998 (date of inception of Telemonde Investments Limited). The pro forma combined balance sheet gives effect to the acquisition and the equity injection, as if they had occurred on September 30, 1999.

     The pro forma combined financial information does not purport to represent what the Corporation's results of operations would have been had the acquisitions been consummated at the beginning of fiscal 1998 nor do they project the Corporation's results for any future period.

                                 TELEMONDE INC
          Notes to Pro-Forma Unaudited Combined Financial Information
                 for the nine months ended September 30, 1999

2. Pro-forma unaudited combined statement of income for the period from March 10, 1998 to December 31, 1998

     The pro-forma unaudited combined statements of income for the period from March 10, 1998 to December 31, 1998 gives effect to the following pro-forma adjustments:

     (a) Elimination of fees and commissions amounting to $898,000 payable by the Corporation to EquiTel Communications Limited.

     (b) Amortization of goodwill amounting to $1,653,000 and amortisation of other intangible assets amounting to $778,000 attributable to the acquisition of EquiTel Communications Limited.

3. Pro-forma unaudited combined statement of income for the period from January 1, 1999 to September 30, 1999.

     The pro-forma unaudited combined statement of income for the nine months ended September 30, 1999 gives effect to the following pro-forma adjustments:

     (a) Elimination of fees and commissions amounting to $428,000 payable by the Corporation to EquiTel Communications Limited.

     (b) Amortization of goodwill amounting to $1,528,000 and amortisation of other intangible assets amounting to $720,000 attributable to the acquisition of EquiTel Communications Limited.

4.   Pro-forma unaudited combined balance sheet as of September 30, 1999.

     The pro-forma unaudited combined balance sheet as of September 30, 1999 gives effect to the following pro-forma adjustments:

     (a) Capitalization of goodwill amounting to $20,379,000 and other intangible assets amounting to $4,798,000 arising on the acquisition of EquiTel Communications Limited. This represents the purchase price (excluding any contingent consideration) of $ 19million plus the fair value of net liabilities acquired of $6,177,000. Goodwill is being amortized over 10 years under the straight-line method. Other intangible assets are being amortised over 5 years under the straight line method.

                                 TELEMONDE INC
          Notes to Pro-Forma Unaudited Combined Financial Information
                 for the nine months ended September 30, 1999

4.   Pro-forma unaudited combined balance sheet as of September 30, 1999
     (continued)

     (b) A debt to equity conversion of $16,250,000, resulting in the issue of 6,000,000 shares.

     (c) Shares valued at $19 million issued as the non-contingent consideration to acquire EquiTel Communications Limited, resulting in the issue of 4,947,917 shares.

     (d) The elimination of pre-acquisition retained earnings in EquiTel Communications Limited amounting to $6,177,000.

     (e)  The elimination of intercompany balances.

5.   Contingent Liabilities

     (a) H.M. Customs & Excise in the United Kingdom are considering whether the Corporation has a liability to register for Value Added Tax (`VAT') in the United Kingdom (`UK'). If the Corporation has a liability to register it will be required to charge VAT at 17 1/2% on sales to UK customers and to non-UK customers where the supplies are used and enjoyed in the UK. A further liability to register and account for VAT in other European Union countries will arise if the supplies are used and enjoyed in those countries unless the customer is registered for VAT in those countries in which case he would account for VAT. This latter liability exists whether or not the company is ruled to have a UK establishment. The maximum potential liability on 1998 and 1999 revenues is approximately $6 million, less deduction for the recovery of VAT on operating expenses and recoveries from customers.

          The management are of the opinion that no liability exists and accordingly no provision has been made.

     (b) The Corporation makes provision for inland line costs and local network costs based on the present value of future payments required to be made by the Corporation for such capacity over the life of the network. Under the terms of the CSA's, the company is liable for such ongoing costs over the life of the network which may be up to 25 years.

EquiTel Communications Limited

Company Information

Directors                      L. Trachtenberg
                               H. Pomeroy
                               N. Topham
                               M. Willard

Secretary                      S. Connabeer

Company Number                 3633818

Registered Office              5th Floor, 7-10 Chandos Street, Cavendish Square,
                               London W1M 9DR

Auditors                       Moore Stephens
                               St. Paul's House, Warwick Lane
                               London
                               EC4P 4BN

Business Address               40 Portman Square
                               London
                               W1H 9FH

EquiTel Communications Limited

Directors' Report
for the period ended 30 April 1999

The directors present their report and financial statements for the period from 17 September 1998 to 30 April 1999.

Principal activities and review of the business

The company was incorporated on 17 September 1998. The principal activity of the company is that of providing sales and marketing services in the telecommunication industry.

Results and dividends

The results for the period are set out on page F-35.

The directors do not recommend payment of a dividend.

Year 2000

The Directors are continuing to review the risks associated with the Year 2000 problem, both with regard to internal use of computer systems and embedded chips and in connection with relationships with third parties. They are satisfied that the steps being taken will be completed in sufficient time to eliminate any potential problems. The total costs of ensuring Year 2000 compliance have not yet been quantified fully but are not expected to be significant.

Directors

The directors in office since incorporation were:


                               Appointed               Resigned
                               ---------               --------

London Law Services Limited    17 September 1998       17 September 1998
Ian Hickson                    17 September 1998       20 April 1999
Kevin Maxwell                  18 November 1998        24 May 1999
Larry Trachtenberg             18 November 1998        -
Harry Pomeroy                  17 September 1998       -
Nicholas Topham                24 May 1999             -
Mark Willard                   22 July 1999            -

EquiTel Communications Limited

Directors' Report
for the period ended 30 April 1999

Directors' interests

The directors' interests in the shares of the company were as stated below:


                                   Ordinary shares of (Pounds)1 each
                              30 April 1999            17 September 1998

H. Pomeroy                          2                        -
L. Trachtenberg                     -                        -

Mr. Pomeroy holds these shares as nominee for his wife.

Post balance Sheet Events

On 25 May 1999 the Company entered into a Share Purchase Agreement to acquire a 20% equity interest in Net Industrial Holdings Telecommunications Limited, a South African company established to develop opportunities in the Sub-Sahara telecommunications sector. The consideration will be cash of US $2,000,000 and the equivalent of US $3,250,000 shares in Telemonde Inc. On the same day the Company entered into a Joint Venture Agreement with Net Industrial Holdings Telecommunications Limited to establish a new company ("Newco") to develop telecommunications business in Africa. Newco will be jointly owned by the Company and Net Industrial Holdings Telecommunications Limited. The initial capital of Newco will be US $50,000 and both ventures have agreed to provide an additional facility of US $100,000.

On 2 July 1999 the Company entered into a Memorandum of Understanding with Gain Communications Inc and Gain Communications Bangladesh Limited to establish a new company ("New Bangladesh Company") to carry on telecommunications activities in Bangladesh. The Company will invest up to US $1 million in New Bangladesh Company and take an equity stake of 50%.

The Company is in the process of acquiring the entire issued share capital of Callaway Continental Limited, a company incorporated in the British Virgin Islands with a telecommunications subsidiary in Spain. The terms of the acquisition are to be agreed.

EquiTel Communications Limited

Directors' Report
for the period ended 30 April 1999 (continued)

Liquidity

The financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred a net loss of (Pounds)2,826,718 which has resulted in a deficit of this amount as at the balance sheet date. The Company's ability to fund its commitments in note 21 and to meet its liabilities as they fall due is dependent on its ability to generate positive cash flows from operations and to raise finance to cover working capital requirements. Subsequent to the balance sheet date the Company has received additional shareholder advances of (Pounds)2,500,000, however the Company has reported unaudited net losses of (Pounds)900,000 in the five months ended 30/th/ September 1999.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing those financial statements, the directors are required to:

     -  select suitable accounting policies and then apply them consistently;
     -  make judgements and estimates that are reasonable and prudent;
     - prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

S. Connabeer
Secretary

EquiTel Communications Limited
Auditors' Report to the shareholders of EquiTel Communications Limited

We have audited the financial statements on pages F-35 to F-47 which have been prepared under the historical cost convention in accordance with Accounting Standards in the United Kingdom and the accounting policies set out on pages F-37 to F-38.

Respective responsibilities of directors and auditors

As described on page F-33 the company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Fundamental Uncertainty

In forming our opinion, we have considered the adequacy of the disclosures made in the financial statements concerning the need for finance to meet liabilities as they fall due. The financial statements have been prepared on a going concern basis, the validity of which depends on future funding being available. The financial statements do not include any adjustments that would result from a failure to obtain additional funding. Details of the circumstances relating to this fundamental uncertainty are described in note 22. Our opinion is not qualified in this respect.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 30 April 1999 and of its loss for the period then ended and have been properly prepared in accordance with the Companies Act 1985

Generally accepted accounting principles in the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would not have resulted in any material adjustments to net income for the period ended 30 April 1999 or shareholders' equity at 30 April 1999.

St. Paul's House                                                MOORE STEPHENS
London EC4P 4BN                                               11 November 1999
                                                         Chartered Accountants

EquiTel Communications Limited

Profit and Loss Account
for the period from 17 September 1998 to 30 April 1999

                                             Notes

Turnover                                       2              804,199

Net operating expenses                         3           (3,631,477)
                                                           ----------

Operating loss                                 4           (2,827,278)

Other interest receivable & similar income     5                  672
Interest payable and similar charges           7                 (112)
                                                           ----------
Loss on ordinary activities before taxation                (2,826,718)

Tax on loss on ordinary activities             8                    -
                                                           ----------

Loss on ordinary activities after taxation    14   (Pounds)(2,826,718)
                                                           ==========

The profit and loss account has been prepared on the basis that all operations are continuing operations.

There are no recognized gains and losses other than those passing through the profit and loss account.

EquiTel Communications Limited

Balance Sheet
as at 30 April 1999

                                                                           1999

                                                       Notes      (Pounds)                (Pounds)
Fixed assets
Tangible assets                                          9                                      89,484
Investments                                             10                                      62,650
                                                                                            ----------
                                                                                               152,134

Current assets
Debtors                                                 11          393,979
Cash at bank and in hand                                             18,136
                                                                 ----------
                                                                    412,115

Creditors: amounts falling
 due within one year                                    12       (2,754,603)
                                                                 ----------

Net current liabilities                                                                     (2,342,488)
                                                                                            ----------
Total assets less current liabilities                                                       (2,190,354)

Creditors: amounts falling due after
 more than one year                                     12                                    (636,364)
                                                                                            ----------
                                                                                    (Pounds)(2,826,718)
                                                                                            ==========
Capital and reserves
Called up share capital                                 13                                           -
Profit and loss account                                 14                                  (2,826,718)
                                                                                            ----------
Shareholders' deficit - equity interests                15                          (Pounds)(2,826,718)
                                                                                            ==========

The financial statements were approved by the Board on 4 November 1999

Larry Trachtenberg
                                    Director

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999

1.   Accounting policies

1.1  Accounting convention

     The financial statements are prepared in accordance with Accounting Standards in the United Kingdom and under the historical cost convention.

     The company has taken advantage of the exemption in Financial Reporting Standard No.1 from the requirement to produce a cashflow statement on the grounds that it is a small company.

     The financial statements have been prepared on the going concern basis which assumes that the company will continue in operation for the foreseeable future. The ability of the company to continue as a going concern is dependent upon the ability of the company to generate operating cash flows or raise working capital from shareholders or external sources.

1.2  Compliance with accounting standards

     The accounts have been prepared in accordance with applicable accounting standards.

1.3  Turnover

     Turnover represents consultancy fees receivable, recognised when earned.

1.4  Tangible fixed assets and depreciation

     Tangible fixed assets are stated at cost less depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset over its expected useful life, as follows:

     Plant and machinery                     33 1/3% reducing balance
     Fixtures, fittings & equipment          25% reducing balance

1.5  Leasing

     Rentals payable under operating leases are charged against income on a straight line basis over the lease term.

1.6  Investments

     Investments in joint ventures are accounted for under the equity method, whereby the Company recognizes its share of profits and losses reported by the joint venture. In cases where the company's funding commitments are uncertain, full provision is made for 100% of losses reported by joint ventures.

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999

1.7  Deferred taxation

     Deferred taxation is provided at appropriate rates on all timing differences using the liability method only to the extent that, in the opinion of the directors, there is a reasonable probability that a liability or asset will crystallize in the foreseeable future.

1.8  Foreign exchange

     Transactions denominated in foreign currencies are translated into Pounds Sterling at rates of exchange prevailing on the date of transaction.

     Liabilities and current assets denominated in foreign currencies are re-converted into Sterling at rates prevailing on the balance sheet date. The results, assets and liabilities of the company's interest in Desert Telecommunication Services LLC have been converted into Sterling using the closing rate method.

     Exchange differences are dealt with in the profit and loss account except for gains and losses arising on the reconversion of the company's net investment in Desert Telecommunication Services LLC, which are dealt with in profit and loss account reserves.

2.   Turnover

     The total turnover of the company for the period has been derived from its principal activity wholly undertaken in the United Kingdom.


3.   Net operating expenses

                                                       1999
                                                    (Pounds)

     Administrative expenses                          987,721
     Exceptional item (Note 4)                      2,424,242
     Provision against amounts owed by
      participating interests                         197,097
     Other operating income                           (33,115)
     Amounts written off investments                   55,532
                                            -----------------
                                            (Pounds)3,631,477
                                            -----------------

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999



4.   Operating loss

                                                          1999
                                                       (Pounds)

     Operating loss is stated after charging;
     Provision against amount owed by
      participating interests                          197,097
     Depreciation of tangible assets                     2,466
     Operating lease rentals                            62,728
     Auditors' remuneration                             10,000
     Exceptional item                                2,424,242
     Amounts written off investments                    55,532
                                                     =========

     The exceptional item relates wholly to the cost of resolving a dispute with the former employer (and associated companies) of certain former employees of the Company.

5.   Other interest receivable and similar income

                                                          1999
                                                       (Pounds)

     Bank interest                                         672
                                                     =========


6.   Amounts written off investments

                                                          1999
                                                       (Pounds)

     Amounts written off fixed asset investments:
     -  permanent diminution in value                   55,532
                                                     =========

7.   Interest payable

                                                          1999
                                                       (Pounds)

    On bank loans and overdrafts                           112
                                                     =========

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999


8.   Taxation

     The company is not liable to corporation tax due to its net loss in the current period.

9.   Tangible fixed assets


                                    Plant and        Fixtures,      Total
                                    machinery       fittings &
                                                     equipment
                                     (Pounds)        (Pounds)      (Pounds)
     Cost
     Additions                         96,101         17,500         113,601
     Disposals                        (16,900)        (4,751)        (21,651)
                               -------------- --------------  --------------
     At 30 April 1999                  79,201         12,749          91,950
                               -------------- --------------  --------------

     Depreciation
     Charge for the period and
      at 30 April 1999                  2,200            266           2,466

                               -------------- --------------  --------------
     Net book value
     At 30 April 1999          (Pounds)77,001 (Pounds)12,483  (Pounds)89,484
                               ============== ==============  ==============

10.  Fixed asset investments

                                                                   Shares in
                                                               participating
                                                                   interests
                                                                   (Pounds)

     Cost
     Additions and at 30 April 1999                                  118,182
                                                              --------------

     Provisions for diminution in value
     Charge for the period and at 30 April 1999                       55,532
                                                              --------------

     Net book value
     At 30 April 1999                                         (Pounds)62,650
                                                              ==============

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999

10.  Fixed asset investments (continued)

     Holdings of more than 20%
     The company holds more than 20% of the share capital of the following companies:

     Company                                      Country of registration            Shares held
                                                  or incorporation              Class          %
    Desert Telecommunication Services LLC         Oman                          Ordinary       49
    EquiTel Card Services Limited                 United Kingdom                Ordinary      100
    Teleroute Limited                             United Kingdom                Ordinary      100
    Telesource Limited                            United Kingdom                Ordinary      100
                                                                                             ====

     The United Kingdom companies are dormant. The balance sheet of Desert Telecommunication Services LLC as at 30 April 1999 is summarized as:-

                                                                  US $     (Pounds)
     Fixed assets
     Plant and equipment                                         339,845    205,967

     Current assets
     Accounts receivable                                           9,961      6,037
     Advances and prepayments                                     19,223     11,650
     Bank balances and cash                                      127,064     77,008
                                                             -----------   --------
                                                                 156,248     94,695
                                                             -----------   --------
     Current liabilities
     Accounts payable and accruals                               176,544    106,996
     Amounts due to shareholders and
      companies related to shareholders                          338,427    205,107
                                                             -----------   --------
                                                                 514,971    312,103
                                                             -----------   --------
     Net current liabilities                                    (358,723)   217,408
                                                             -----------   --------

     Net liabilities                                             (18,878)   (11,441)
                                                             ===========   ========
     Capital and reserves
     Share capital                                               388,601    241,188
     Accumulated losses                                         (407,479)  (252,629)
                                                             -----------   --------
                                                                 (18,878)   (11,441)
                                                             ===========   ========

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999

10.  Fixed asset investments (continued)


     The income statement of Desert Telecommunication Services LLC for the period from 1 March 1999 to 30 April 1999 is summarized as:-


                                         US $     (Pounds)

     Turnover                          212,958    129,065
     Cost of sales                    (182,622)  (110,680)
                                      --------   --------


     Gross profit                       30,336     18,385

     Net operating expenses           (437,815)  (265,342)
                                      --------   --------

     Loss for the period              (407,479)  (246,957)
                                      --------   --------

     The company's share of losses reported by Desert Telecommunication Services LLC amounts to (Pounds)123,479 however full provision has been made for 100% of reported loses on grounds of uncertainty. The company entered into commercial contracts operated through the joint venture as prime contractor.

11.  Debtors

                                                   1999
                                                (Pounds)

     Trade debtors                               68,476
     Amounts owed by related undertakings        43,649
     Amounts owed by participating interests          -
     Other debtors                              261,054
     Prepayments and accrued income              20,800
                                                -------
                                                393,979
                                                =======

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999


11.  Debtors (continued)


     Amounts falling due after more than one year and included in debtors above are:

                                                            1999
                                                          (Pounds)

     Other debtors                                         131,788
                                                           =======

     This represents a rent deposit which will be repaid to the Company in February 2004. Other debtors includes expense advances of (Pounds)6,095 made to Larry Trachtenberg, which have subsequently been cleared.


12.  Creditors

                                                                    Amounts falling
                                              Amounts falling   due after more than
                                          due within one year              one year
                                                     (Pounds)              (Pounds)
     Trade creditors                                  298,438                    -
     Amounts owed to related undertakings               8,621              636,364
     Taxes and social security costs                   72,358                    -
     Other creditors                                2,012,285                    -
     Other loans                                      158,657                    -
     Accruals and deferred income                     204,244                    -
                                                    ---------            ---------
                                                    2,754,603              636,364
                                                    ---------            ---------

     Amounts due to related undertakings comprise:

     Telemonde Networks Limited                    8,621
     Shareholder and related parties             636,364
                                                 -------
                                         (Pounds)644,985
                                                 -------


     Kevin Maxwell and Ian Hickson were directors of Telemonde Networks Limited.

     The shareholder and related party loans are unsecured and repayable when the resources of the company permit. Interest is payable at 10 per cent per annum.

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999


13.  Share capital
                                                          1999
                                                        (Pounds)

     Authorized
     10,000 Ordinary shares of (Pounds)1 each              10,000
                                                       ==========

     Allotted, not yet called up
     2 Ordinary shares of (Pounds)1 each                        -
                                                       ==========



14.  Statement of movements on profit and loss account

                                                        Profit and
                                                       loss account
                                                         (Pounds)

     Retained loss for the period                      (2,826,718)
                                                       ==========


15.  Reconciliation of movements in shareholders' funds
                                                           1999
                                                        (Pounds)

     Loss for the financial period                     (2,826,718)
     Proceeds from issue of shares                              -
                                                       ----------
     Net depletion in shareholders' funds              (2,826,718)
                                                       ==========


16.  Contingent liability

     The company has indemnified British Telecommunications Plc ("BT") against all claims or legal proceedings brought or threatened against BT arising from the provision of a satellite circuit between Oman and the United Kingdom.

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999


17.  Financial commitments

     At 30 April 1999 the company had annual commitments under non-cancellable operating leases as follows:

                                                Land and       Other
                                                buildings
                                                (Pounds)      (Pounds)

     Expiry date:
     Within one year                                 3,000            -
     Between two and five years                    175,718      354,216
                                                ----------   ----------
                                                   178,718      354,216
                                                ==========   ==========

18.  Directors' emoluments
                                                                 1999
                                                               (Pounds)

     Emoluments for qualifying services                         133,250
                                                             ==========


19.  Employees

     Number of employees
     The average monthly number of employees (including directors) during the period was:

                                                                1999
                                                               Number

     Management and administration                                   11
                                                             ==========
     Employment costs
                                                              (Pounds)

     Wages                                                      178,128
     Social security costs                                       21,072
                                                             ----------
                                                                199,200
                                                             ==========

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999



20. Related party transactions

    Turnover amounting to (Pounds)804,199 is attributable to operating subsidiaries of Telemonde Inc. Kevin Maxwell is a director of Telemonde Inc. At 30 April 1999 the amount due from the operating subsidiaries was (Pounds)320,000.

    Kevin Maxwell was a consultant retained by Westbourne Communications Limited, a company which provided consultancy services amounting to (Pounds)84,000 and recharged accommodation costs of (Pounds)178,448. At 30 April 1999, the amount due to Westbourne Communications Limited was (Pounds)68,413.


21. Post Balance Sheet Events

    On 25 May 1999 the Company entered into a Share Purchase Agreement to acquire a 20% equity interest in Net Industrial Holdings Telecommunications Limited, a South African company established to develop opportunities in the Sub-Sahara telecommunications sector. The consideration was cash of US $2,000,000 and the equivalent of US $3,250,000 shares in Telemonde Inc. On the same day the Company entered into a Joint Venture Agreement with Net Industrial Holdings Telecommunications Limited to establish a new company ("Newco") to develop telecommunications business in Africa. Newco will be jointly owned by the Company and Net Industrial Holdings Telecommunications Limited. The initial capital of Newco will be US $50,000 and both venturers have agreed to provide an additional facility of US $100,000.

    On 2 July 1999 the Company entered into a Memorandum of Understanding with Gain Communications Inc and Gain Communications Bangladesh Limited to establish a new company ("New Bangladesh Company") to carry on telecommunications activities in Bangladesh. The Company will invest up to US $1 million in New Bangladesh Company and take an equity state of 50%.

    The Company is in the process of acquiring the entire issued share capital of Callaway Continental Limited, a company incorporated in the British Virgin Islands with a telecommunications subsidiary in Spain. The terms of the acquisition are to be agreed.

    It is further anticipated that operations will commence in Russia through a joint venture.

EquiTel Communications Limited

Notes to the financial statements
for the period from 17 September 1998 to 30 April 1999


22.  Liquidity

     The financial statements have been prepared assuming the Company will continue as a going concern. The Company incurred a net loss of (Pounds)2,826,718 which has resulted in a deficit of this amount as at the balance sheet date. The Company's ability to fund its commitments in note 21 and to meet its liabilities as they fall due is dependent on its ability to generate positive cash flows from operations and to raise finance to cover working capital requirements. Subsequent to the balance sheet date the Company has received additional shareholder advances of (Pounds)2,500,000, however the Company has reported unaudited net losses of (Pounds)900,000 in the five months ended 30/th/ September 1999.

     There can be no assurance that the Company will be successful in generating positive cash flows from operations or in raising finance to cover working capital requirements and financial commitments.

EquiTel Communications Limited

Unaudited Statement of Income

For the period from September 17, 1998 (Date of inception) to September 30, 1999 (Dollars expressed in thousands)



Operating revenues
Telecommunications traffic revenues                    54
Sales and marketing fees                              898
Technical fees                                        428
Other revenues                                         43
                                               ----------
Operating revenues                                  1,423
                                               ----------


Operating expenses
Dispute settlement costs                            4,000
Depreciation and amortisation                          31
Selling, general and administrative expenses        2,977
                                               ----------
Operating expenses                                  7,008
                                               ----------

Operating profit (loss)                            (5,585)

Other income (expense)

Share of losses of joint venture                     (582)
Interest income                                         2
Interest expense                                      (12)
                                               ----------
Other income (expense)                               (592)
                                               ----------
Net profit (loss)                                  (6,177)
                                               ==========


                      See accompanying notes to unaudited
                             financial statements

EQUITEL COMMUNICATIONS LIMITED

UNAUDITED BALANCE SHEET

AS OF SEPTEMBER 30, 1999

(Dollars expressed in thousands)



Assets

Cash and cash equivalents                               43

Trade accounts receivable                                -
Other receivables                                      535
Property, plant and equipment                          214
Investment in joint venture                          1,038
                                                ----------
Total assets                                         1,830
                                                ==========

Liabilities and shareholders' equity

Trade accounts payable                                 571
Other payables                                       1,700
Accrued expenses                                       147
Other loans                                            300
Shareholder loans                                    5,289
                                                ----------
Total liabilities                                    8,007
                                                ----------

Shareholders' equity

Share capital                                            -
Retained earnings                                   (6,177)
                                                ----------
Shareholders' funds                                 (6,177)
                                                ----------
Total liabilities and shareholders' funds            1,830
                                                ==========


                      See accompanying notes to unaudited
                             financial statements

EQUITEL COMMUNICATIONS LIMITED

UNAUDITED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM SEPTEMBER 17, 1998 (DATE OF INCEPTION)
TO SEPTEMBER 30, 1999


Operating activities

Net loss                                                (6,177)

Adjustments to reconcile net loss to net
cash provided by operating activities:
   Share of joint ventures                                 582
   Depreciation and amortisation                            31

Increase in other receivables                             (535)
Increase in trade accounts payable                         571
Increase in other payables                               1,700
Increase in accrued expenses                               147
                                                    ----------
Net cash used in operating activities                   (3,681)
                                                    ----------


Investing activities

Purchase of property, plant and equipment                 (245)
Advances to joint venture                               (1,620)
                                                    ----------
Net cash used in investing activities                   (1,865)
                                                    ----------

Financing activities
   Other loan advances                                     300
   Shareholder advances                                  5,289
                                                    ----------
Net cash provided by financing activities                5,589
                                                    ----------
Net increase in cash and cash equivalents                   43
Cash and cash equivalents at start of period                 -
                                                    ----------
Cash and cash equivalents at end of period                  43
                                                    ==========



                      See accompanying notes to unaudited
                             financial statements

EQUITEL COMMUNICATIONS LIMITED

NOTES TO UNAUDITED FINANCIAL STATEMENTS

SEPTEMBER 30, 1999


1.  Interim Accounting Policy

    In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly in accordance with accounting principles generally accepted in the US the financial position of the corporation and the results of operations and cash flows for the period from September 17, 1998 (date of inception) to September 30, 1999 although the Company believes that the disclosure in these financial statements is adequate to make the information presented not misleading, certain information and footnote information normally included in interim financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the period are not necessarily indicative of what operating results may be for the full accounting period. In addition, these unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements presented herein.

    The Company presented audited financial statements for the period from September 17, 1998 (date of inception) to April 30, 1999. The Company's accounting reference date has been changed to December 31, and the next audited financial statements will cover the period from inception to December 31, 1999.

    The Company's activities comprise international telecommunications route management services, telephone card services, marketing and advisory services. Revenues are recognized in the period when services are provided. In March 1999 the Company established a joint venture in Oman to provide telephone traffic services and telephone card services. The joint venture is accounted for using the equity method of accounting. Although EquiTel's participating interest amounts to 49%, the Company has provided for 100% of losses reported by the joint venture since the company has entered into commercial contracts operated through the joint venture as prime contractor and there is uncertainty surrounding the Company's funding commitments.

EQUITEL COMMUNICATIONS LIMITED

SEPTEMBER 30, 1999


2.  Investment in joint venture

    The balance sheet of Desert Telecommunication Services LLC as at September 30, 1999 is summarized:


    Assets

    Cash and cash equivalents                      423,367
    Trade accounts receivable                       96,264
    Prepayments                                      9,505
    Inventory                                       43,259
    Property, plant and equipment                  346,578
                                             -------------
                                             $     918,973
                                             =============



     Liabilities and Stockholders' Equity

    Trade accounts payable                         653,142
    Other payables                                 164,404
    Bank borrowings                                294,456
                                             -------------
    Total liabilities                            1,112,002
                                             -------------

    Share capital                                  388,601
    Retained reserves                             (581,630)
                                             -------------
                                                  (193,029)
                                             -------------
                                             $     918,973
                                             =============

EQUITEL COMMUNICATIONS LIMITED

SEPTEMBER 30, 1999


2.   Investment in Joint Venture (continued)

    The income statement of Desertel Telecommunications Services LLC for the period from March 1, 1999 (date of commencement of operations) to September 30, 1999 is:-


    Operating revenues
    Telephone card services                       1,059,819

    Cost of sales                                (1,045,974)
                                              -------------
    Gross profit                                     13,845
                                              -------------


    Operating expenses
    Selling, general
     and administrative                            (509,706)

    Depreciation                                    (80,979)
                                              -------------
    Operating expenses                             (590,685)
                                              -------------
    Operating loss                                 (576,840)

    Other expenses

    Interest expense                                 (4,790)
                                              -------------
    Loss for the period                            (581,630)
                                              =============


3.  Contingent liabilities

    The company has indemnified British Telecommunications Plc against all claims or legal proceedings brought or threatened against BT arising from the provision of a satellite circuit between Oman and the United Kingdom.

EQUITEL COMMUNICATIONS LIMITED

SEPTEMBER 30, 1999



4.  Financial Commitments

    The company had the following annual commitments under non-cancellable operating leases:


                                         Land and
                                         Buildings          Other
                                         ---------          -----

    Expiring 2-5 years                  $  290,000     $  585,000
                                        ==========     ==========




5.   Liquidity

     The financial statements have been prepared assuming the company will continue as a going concern. The company incurred a net loss of $6,177,000 which has resulted in a deficit of this amount as at the balance sheet date. The Company's ability to fund its commitments and to meet its liabilities as they fall due is dependent on its ability to generate positive cash flows from operations and to raise finance to cover working capital requirements.

     There can be no assurance that the company will be successful in generating positive cash flows from operations or in raising finance to cover working capital requirements and financial commitments.